As confidentially submitted to the U.S. Securities and Exchange Commission on August 24, 2026

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Grande Group Limited
(Exact name of registrant as specified in its charter)

British Virgin Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong
Tel: +852 3890 3601

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kyle Leung, Esq
KLJ Law Group, P.C.
1162 Egan Ave
La Puente, CA 91744
Tel: +1 929-989-7572

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Shareholder may not sell these securities pursuant to this prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [●], 2026

GRANDE GROUP LIMITED

Up to 50,000,000 Class A Ordinary Shares

This prospectus relates to the offer and resale from time to time by White Lion Capital, LLC, a Nevada limited liability company, which we refer to as the “Investor,” of our Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”), that may be issued by us to the Investor pursuant to an Ordinary Share Purchase Agreement, dated July 16, 2026, by and between us and the Investor, which we refer to as the “ELOC Purchase Agreement,” establishing a committed equity facility (the “Facility” or “Equity Line of Credit”). Under the ELOC Purchase Agreement, subject to the terms, conditions and limitations set forth therein, we may, in our sole discretion, issue and sell to the Investor, from time to time during the Commitment Period, newly issued Class A Ordinary Shares having an aggregate gross purchase price of up to US$40,000,000, plus Commitment Shares having an aggregate value of up to one percent (1%) of the Commitment Amount, or US$400,000, issuable only if and when the applicable milestones described in the ELOC Purchase Agreement are satisfied. The Class A Ordinary Shares being registered for resale under this prospectus consist of (i) Class A Ordinary Shares that may be issued and sold to the Investor from time to time pursuant to Purchase Notices delivered under the ELOC Purchase Agreement, which we refer to as the “Purchase Notice Shares,” and (ii) Class A Ordinary Shares that may be issued to the Investor as Commitment Shares pursuant to Section 6.4 of the ELOC Purchase Agreement.

The actual number of Class A Ordinary Shares issuable pursuant to Purchase Notices under the ELOC Purchase Agreement will vary depending on the then-current market price of our Class A Ordinary Shares and the type and timing of Purchase Notices delivered by us to the Investor. For any individual Purchase Notice, the Investor’s committed obligation may not exceed the Investment Limit of US$3,000,000, subject to increase at the sole discretion of the Investor. The actual number of Commitment Shares issuable to the Investor will also vary because the number of Commitment Shares is determined by reference to the applicable closing price of our Class A Ordinary Shares at the time each tranche is issued or determined, and because the second, third and fourth tranches of Commitment Shares are issuable only if the applicable aggregate Investment Amount milestones are achieved. The number of Class A Ordinary Shares offered hereby will not exceed the number set forth in the preceding paragraph unless we file an additional registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with the U.S. Securities and Exchange Commission (the “SEC”).

We are registering the Class A Ordinary Shares offered hereby on behalf of the Investor, to be offered and sold by it from time to time. We are not selling any securities under this prospectus and will not receive any proceeds from the sale of the Class A Ordinary Shares by the Investor. However, we may receive up to US$40,000,000 in aggregate gross purchase price from the Investor under the ELOC Purchase Agreement in connection with sales of Class A Ordinary Shares to the Investor pursuant to Purchase Notices after the date of this prospectus. The amount payable to us for Class A Ordinary Shares sold pursuant to a Purchase Notice will equal the applicable Investment Amount, which means the gross price of the Purchase Notice Shares, less Clearing Costs. The actual proceeds from the Investor may be less than US$40,000,000 depending on the number of Class A Ordinary Shares we elect to sell, the market price of our Class A Ordinary Shares, the type of Purchase Notice delivered, the amount of any Clearing Costs and whether the conditions to the Investor’s purchase obligation are satisfied. See “Plan of Distribution” for a description of the ELOC Purchase Agreement and the Facility and “Selling Shareholder” for additional information regarding the Investor.

The Investor may offer, sell or distribute all or a portion of the Class A Ordinary Shares covered by this prospectus publicly or through private transactions at prevailing market prices or at negotiated prices. We will bear all costs, expenses and fees in connection with the registration of the Class A Ordinary Shares covered by this prospectus, including expenses related to compliance with state securities or “blue sky” laws, if applicable. The timing and amount of any resale are within the sole discretion of the Investor, subject to applicable law and the terms of the ELOC Purchase Agreement. The Investor is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to the Class A Ordinary Shares offered hereby and will pay or assume any discounts, commissions or concessions received by it, except as set forth in the ELOC Purchase Agreement. Although the Investor is obligated to purchase Class A Ordinary Shares under the ELOC Purchase Agreement to the extent we deliver a valid Purchase Notice and the applicable conditions to the Investor’s purchase obligation are satisfied, including the Purchase Notice Limit, the Beneficial Ownership Limitation, the Exchange Cap and other Principal Market requirements, there can be no assurance that the Investor will sell any or all of the Class A Ordinary Shares purchased or received under the ELOC Purchase Agreement pursuant to this prospectus.

The Investor’s resales of Commitment Shares are subject to a leak-out restriction under the ELOC Purchase Agreement, pursuant to which the Investor may not sell, on any Business Day, a number of Commitment Shares exceeding 10% of the total trading volume of our Class A Ordinary Shares on the Principal Market on such Business Day. This restriction applies only to Commitment Shares and does not, by itself, restrict the Investor’s resales of Class A Ordinary Shares issued pursuant to Purchase Notices, except as otherwise provided under applicable law, the ELOC Purchase Agreement and the registration statement of which this prospectus forms a part.

Sales of a substantial number of our Class A Ordinary Shares in the public market by the Investor and/or by our other existing securityholders, or the perception that those sales might occur, could increase the volatility of, and cause a significant decline in, the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. See “Risk Factors — Risks Relating to this Resale Registration and Ownership of our Securities — The sale of a substantial amount of Class A Ordinary Shares by the Investor in the public market could adversely affect the prevailing market price of our Class A Ordinary Shares.” on page 29.

All of the Class A Ordinary Shares covered by this prospectus may be resold by the Investor for so long as the registration statement of which this prospectus forms a part is effective and available for use, subject to applicable law and the terms of the ELOC Purchase Agreement. The sale of all or a portion of the Class A Ordinary Shares covered by this prospectus could result in a significant decline in the public trading price of our Class A Ordinary Shares. Despite such a decline in the public trading price, the Investor may still experience a positive rate of return on the Class A Ordinary Shares it purchased or received under the ELOC Purchase Agreement because the Investor may purchase Purchase Notice Shares at prices that may be below the then-prevailing market price and may receive Commitment Shares as consideration for its commitment under the ELOC Purchase Agreement without paying cash consideration for such Commitment Shares.

This prospectus describes the general manner in which the Class A Ordinary Shares covered by this prospectus may be offered and sold by the Investor. If necessary, the specific manner in which the Class A Ordinary Shares covered by this prospectus may be offered and sold will be described in a supplement to this prospectus or post-effective amendment, as applicable. Any such prospectus supplement or post-effective amendment may also add, update or change information in this prospectus. You should carefully read this prospectus and any applicable prospectus supplement or post-effective amendment before you invest. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus.

Given the relative lack of liquidity in our shares, sales of our Class A Ordinary Shares under the registration statement of which this prospectus is a part could result in a significant decline in the market price of our securities. Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “GRAN.” On August 20, 2026, the last reported sale price of our Class A Ordinary Shares on Nasdaq was US$1.30 per share.

This registration statement relates to the resale from time to time by the Selling Shareholder of Class A Ordinary Shares that have been or may be issued pursuant to the ELOC Purchase Agreement and does not relate to an initial public offering or initial listing of our Class A Ordinary Shares. We are required to continue to comply with the applicable continued listing standards and corporate governance requirements of the Nasdaq Capital Market, subject to exemptions available to us as a foreign private issuer.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 27 to read about factors you should consider before buying our Class A Ordinary Shares.

Grande is an “Emerging Growth Company” under applicable U.S. federal securities laws and is, therefore, eligible for reduced public company reporting requirements. Please read “Implications of Being an Emerging Growth Company” beginning on page 23 of the Prospectus for more information.

Our operations are conducted by our Operating Subsidiaries in Hong Kong and Mainland China, and we do not currently have, nor do we intend to have, any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in Mainland China. However, we and our Operating Subsidiaries are subject to certain legal and operational risks associated with our Operating Subsidiaries being based in Hong Kong and Mainland China, and having existing or potential clients that are companies based in Mainland China or having shareholders, directors or other related parties who are Mainland China individuals. For the years ended March 31, 2026 and 2025, we had 18 and 15 clients from Hong Kong, 2 and 7 clients from Mainland China, and nil and 4 clients from Singapore, respectively. Additionally, the legal and operational risks associated with operating in Mainland China may also apply to the operations of our subsidiaries in Hong Kong, and we face the risks and uncertainties associated with interpretation and the application of the complex and evolving PRC laws and regulations and whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns would be applicable to Grande or Grande Capital, given the substantial operations of our subsidiaries in Hong Kong and the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, or in the event that we or our Hong Kong subsidiaries were to become subject to the PRC laws and regulations, these risks could result in material costs to ensure compliance, fines, material changes in our operations and/or the value of the securities we are registering for sale, and/or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Relating to our Operation in Hong Kong and Mainland China — The PRC government may exercise significant direct oversight and discretion over the conduct of the business of our subsidiaries and may intervene or influence their operations, which could result in a material change in the operations of our Operating Subsidiaries and/or the value of Grande’s Class A Ordinary Shares. Our subsidiaries may be subject to laws and regulations of the PRC, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.” on page 34; and “Risk Factors — Risks Relating to our Operation in Hong Kong and Mainland China — We may become subject to a variety of PRC laws and other regulations regarding cybersecurity, data privacy, data protection or any other PRC laws and regulations related thereto, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to maintain our listing on a U.S. or other foreign exchange, access the capital markets or issue securities in the future, and cause our Class A Ordinary Shares to significantly decline in value or become worthless.” on page 35.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Regulatory Development in the PRC” beginning on page 18. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As advised by our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, on the basis that: (i)  we are headquartered in Hong Kong with our officers and all members of the board of directors, except Ms. Sha Xia, based in Hong Kong and substantial part of our revenues and profits are generated by our subsidiary in Hong Kong and we and our subsidiaries have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (ii)  we and our subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of the date of this prospectus, our Operating Subsidiaries have in aggregate collected and stored the personal information (non-sensitive personal data, hereinafter the same) of less than one thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) substantially all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (iii) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy), therefore, as advised and confirmed by our PRC Counsel, China Commercial Law Firm, we and our Operating Subsidiaries are not a “PRC domestic enterprise” that are required to go through the filing procedures under the Trial Administrative Measures, and our Operating Subsidiaries’ operations in Hong Kong and the PRC and the offering and listing of our securities in the United States are not subject to the review nor prior approval or permissions of the PRC authorities, including the CSRC.

However, as further advised by our PRC Counsel, China Commercial Law Firm, since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiaries’ daily business operation and the offering of our Class A Ordinary Shares on the United States or other foreign exchanges.

Furthermore, as the Trial Administrative Measures are newly promulgated, their interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If the Trial Administrative Measures become applicable to us or our Operating Subsidiaries that require us and/or our Operating Subsidiaries to go through the filing procedures under the Trial Administrative Measures, or if we or our Operating Subsidiaries are subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiaries in Hong Kong, the business operations of our Operating Subsidiaries and this resale registration, the transactions contemplated by the ELOC Purchase Agreement and the continued listing of our Class A Ordinary Shares on Nasdaq could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and we and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that we and our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with this resale registration, the transactions contemplated by the ELOC Purchase Agreement or the continued listing of our Class A Ordinary Shares on a stock exchange in the United States, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer our Class A Ordinary Shares to investors on the U.S. or other overseas exchanges may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to our Operation in Hong Kong and Mainland China — We may become subject to a variety of PRC laws and other regulations regarding cybersecurity, data privacy, data protection or any other PRC laws and regulations related thereto, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to maintain our listing on a U.S. or other foreign exchange, access the capital markets or issue securities in the future, and cause our Class A Ordinary Shares to significantly decline in value or become worthless.” on page 35.

Grande is a holding company incorporated in the BVI, and relies on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to Grande.

Grande is a BVI company, Grande Capital Limited and Wicens International are Hong Kong companies, and Grande Consulting is a Hong Kong company that owns our PRC subsidiary, Shenzhen Zhenjing. There are no restrictions on foreign exchange and there are no limitations on the abilities of Grande to transfer cash to or from Grande Capital, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restrictions on foreign exchange to transfer cash between Grande and its Hong Kong subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations on distributing earnings from our business and subsidiaries, to Grande and U.S. investors and amounts owed. However, the conversion of Renminbi into foreign currencies and the remittance of foreign currencies outside Mainland China are subject to applicable PRC foreign exchange regulations and restrictions. Funds may be transferred between Grande Consulting and Shenzhen Zhenjing in accordance with applicable PRC laws and regulations. Since the only transfer of cash among Grande, Grande Capital, and Wicens International was in the form of dividends and there are no limitations on the ability of Grande to transfer cash to or from its subsidiaries or to investors under Hong Kong law, Grande has not established cash management policies that dictate how funds are transferred.

On June 25, 2024, Grande Capital Limited declared a cash dividend of HK$6 million (approximately US$769,231) to our Controlling Shareholder, Grande Holding Limited, for the purpose of distribution of profits obtained during the year. Save as previously disclosed, as of the years ended March 31, 2026, 2025, and 2024 neither Grande nor its subsidiaries have declared or made any dividend or contribution to their respective shareholders.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. As a holding company, our ability to pay dividends depends primarily on the receipt of dividends or other distributions from our Operating Subsidiaries. Any historical dividend or distribution by our Operating Subsidiaries does not indicate that we will declare or pay dividends on our Ordinary Shares in the future.

Registration of the Class A Ordinary Shares covered by this prospectus does not mean that the Investor will offer or sell any of such shares, and there can be no assurance as to the timing, amount or price of any resale by the Investor.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should not assume that the information contained in the Registration Statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares being registered in the Registration Statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this resale registration other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

The date of this prospectus is [●], 2026

i

ABOUT THIS PROSPECTUS

We may provide a prospectus supplement or file a post-effective amendment to the registration statement of which this prospectus forms a part to add, update or change information contained in this prospectus. If information in this prospectus is inconsistent with information in any prospectus supplement or post-effective amendment, you should rely on the information in the prospectus supplement or post-effective amendment. Information that we file with or furnish to the SEC after the date of this prospectus will not be automatically incorporated by reference into this prospectus. Any such information will become part of this prospectus only if it is included in, or specifically incorporated by reference through, a prospectus supplement or post-effective amendment, in each case to the extent permitted by applicable SEC rules and Form F-1.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described below under “Where You Can Find Additional Information.”

The descriptions of the ELOC Purchase Agreement, the Registration Rights Agreement and the other Transaction Documents in this prospectus are summaries only and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Investors should review the full text of such agreements for a complete understanding of their terms.

Neither the delivery of this prospectus nor any distribution of Class A Ordinary Shares pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus, any prospectus supplement or post-effective amendment, or any document or information expressly incorporated by reference into this prospectus to the extent permitted by applicable SEC rules, or in our affairs since the applicable date of such information. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States: Unless otherwise indicated, information in this prospectus concerning economic conditions, our industries and our markets is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. This information involves a number of assumptions, estimates and limitations. The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf nor have we taken any steps to independently verify such information. The industries in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, references to:

●	“Amended and Restated Memorandum and Articles of Association” are to the third amended and restated memorandum and articles of association of the Company adopted on November 11, 2024 and filed with the Registry of Corporate Affairs of the British Virgin Islands on November 18, 2024;

●	“BVI Act” are to the BVI Business Companies Act (Revised) of the BVI, as amended, supplemented or otherwise modified from time to time;

●	“BVI” are to the British Virgin Islands;

●	“CAGR” are to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this prospectus only;

●	“Class A Ordinary Shares” are to the class A ordinary shares of Grande (as defined below), par value US$0.00001 per share;

●	“Class B Ordinary Shares” are to the class B ordinary shares of Grande (as defined below), par value US$0.00001 per share;

●	“Clearing Costs” refers to any applicable fees related to the transfer of the Class A Ordinary Shares to the Investor;

●	“Code of Conduct” are to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong;

●	“Commitment Shares” refers to Class A Ordinary Shares that may be issued by us to the Investor as commitment consideration pursuant to Section 6.4 of the ELOC Purchase Agreement;

●	“Controlling Shareholder” are to Grande Holding Limited, a company incorporated under the laws of the Cayman Islands;

●	“ECM” are to equity capital market;

●	“ELOC Purchase Agreement” refers to the Ordinary Share Purchase Agreement, dated July 16, 2026, by and between Grande Group Limited and White Lion Capital, LLC;

●	“Exchange Act” are to the Securities Exchange Act of 1934;

●	“FRR” are to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Grande Capital” refers to Grande Capital Limited, a company with limited liability incorporated under the laws of Hong Kong, and a direct wholly-owned subsidiary of Grande;

●	“Grande Consulting” refers to Grande Consulting Limited, formerly known as “Harvest Group Limited”, a company with limited liability incorporated under the laws of Hong Kong, and a direct wholly-owned subsidiary of Proplus;

●	“Our Group” refers to Grande Group Limited and its subsidiaries, collectively;

●	“HKD,” “HK Dollar,” or “HK$” are to the legal currency of Hong Kong;

●	“HK Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong and the Rules Governing the Listing of Securities on GEM of The Stock Exchange of Hong Kong (as applicable), as amended, supplemented or otherwise modified from time to time;

●	“HKSE” are to The Stock Exchange of Hong Kong Limited;

●	“HKSFC” are to the Securities and Futures Commission of Hong Kong;

●	“HK Takeovers Codes” are to the Codes on Takeovers and Mergers and Share Buybacks issued by the HKSFC, as amended, supplemented or otherwise modified from time to time;

●	“Investment Amount” refers to the gross price of the Purchase Notice Shares, less Clearing Costs;

●	“Investor” refers to White Lion Capital, LLC in its capacity as purchaser under the ELOC Purchase Agreement;

●	“Licensed Representative(s)” are to an individual who is granted a license under section 120(1) or 121(1) of the SFO to carry on one or more than one regulated activities;

●	“Mainland China” are to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this prospectus only;

●	“Offering” refers to the resale offering of our Class A Ordinary Shares by the Selling Shareholder, White Lion Capital, LLC, from time to time, as described in this prospectus.

●	“Operating Subsidiaries” are to Grande Capital, Wicens International, and Shenzhen Zhenjing;

●	“Ordinary Shares” are to Class A and Class B Ordinary Shares;

●	“PRC Counsel” refers to China Commercial Law Firm;

●	“Proplus” refers to Proplus Company Limited, an intermediate holding company incorporated under the laws of BVI, which holds 100% of the equity interest of Shenzhen Zhenjing through Grande Consulting.

●	“Purchase Notice Shares” refers to Class A Ordinary Shares that may be issued and sold by us to the Investor pursuant to Purchase Notices delivered under the ELOC Purchase Agreement; and

●	“Responsible Officer(s)” or “RO” are to a Licensed Representative who is also approved as a responsible officer under section 126 of the SFO to supervise one or more than one regulated activity of the licensed corporation to which he/she is accredited;

●	“RMB” and “Renminbi” refer to the legal currency of the PRC.

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities” means the Purchase Notice Shares, Commitment Shares and any other securities issued to the Investor by the Company pursuant to the ELOC Purchase Agreement;

●	“Selling Shareholder” refers to White Lion Capital, LLC in its capacity as reseller of the Class A Ordinary Shares covered by this prospectus;

●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Shenzhen Zhenjing” refers to Shenzhen Zhenjing Investment Consulting Co., Ltd., a company incorporated under the laws of Mainland China, and wholly-owned by Grande through Grande Consulting and Proplus.

●	“Sponsor Guidelines” are to the Additional Fit and Proper Guidelines for Corporations and Authorized Financial Institutions Applying or Continuing to Act as Sponsors and Compliance Advisers published by the HKSFC;

●	“Sponsor Coupling” refers to the arrangement required by HKSE as stipulated by Main Board Listing Rules Rule 3A.02 and Rule 3A.43 that, effective from 5 August 2022, as in the case of Main Board listing on the HKSE, a sponsor for IPOs in HKSE must also be appointed as one of the overall coordinators, who is an underwriter who acts as the “head of syndicates” responsible for the overall management of the share offering, coordination of book building or placing activities, and exercise control over book building activities and market allocation recommendations to the issuer;

●	“Transaction Documents” refer to the ELOC Purchase Agreement, the Registration Rights Agreement and all schedules and exhibits thereto;

●	“US$”, “$”, “dollars” or “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“We,” “us,” “our,” “the Company” and “Grande” are to Grande Group Limited, a BVI business company, and do not include its subsidiaries. Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiaries” when we refer to our operating entities, as the case may be, and clearly identify the entity in which investors are purchasing an interest.

●	“Wicens International” refers to Wicens International Securities Limited, formerly known as “Grande Securities Limited”, which was incorporated under the laws of Hong Kong on March 5, 2021. Wicens International Securities Limited is a partially owned subsidiary of Grande, through China CreateAlliance Holdings Limited.

Grande is a holding company that does not have any material operations of its own, with its operations conducted in Hong Kong and Mainland China through its Operating Subsidiaries in Hong Kong and Mainland China. The functional currency of Grande and all other subsidiaries is the U.S. dollars, Hong Kong Dollar or RMB. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The assets and liabilities are translated into U.S. dollars from Hong Kong dollars or RMB at the year-end exchange rate. Revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The year-end and year-average exchange rates are as follows:

	March 31,
	2026		2025		2024
	Year-end	Year-average	Year-end	Year-average	Year-end	Year-average
U.S. dollars: Hong Kong Dollar	7.8000	7.8000	7.8000	7.8000	7.8000	7.8000
U.S. dollars: RMB	7.1000	7.1000	N/A	N/A	N/A	N/A

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Overview

Our mission is to become one of the most successful integrated financial service providers in Hong Kong and offer tailored, innovative financial solutions to clients in Asia.

Headquartered in Hong Kong, we are a holding company incorporated in the British Virgin Islands, and all of our business is carried out by our Operating Subsidiaries in Hong Kong and Mainland China, through Grande Capital, Wicens International, and Shenzhen Zhenjing.

Grande Capital is a boutique financial firm that focuses on providing quality corporate finance advisory services to clients in Asia. Grande Capital is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities in Hong Kong. Since Grande Capital first obtained the licenses under the SFO on January 23, 2018, Grande Capital has sponsored and completed 16 successful IPOs (i.e. IPO that successfully closed and listed) on the HKSE.

Wicens International focuses on providing underwriting and placing, securities dealing and brokerage services to clients in Hong Kong. Wicens International acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. Wicens International also provides securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. Wicens International acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitates the clients’ trading of securities listed on selected overseas stock exchanges, in return for brokerage commission income. Wicens International is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities in Hong Kong.

Grande Consulting, through Shenzhen Zhenjing, principally engaged in the provision of executive training and corporate finance consulting services. It currently operates under a business-to-business model, which supplies high-quality course materials to executive training course providers, for their corporate operation training and capital market/corporate finance education for entrepreneurs and corporate executives. The course materials are strategically formulated to assist high-growth enterprises in understanding capital market dynamics, regulatory compliance, and listing frameworks for both the Hong Kong Stock Exchange and the Nasdaq Capital Market. Shenzhen Zhenjing is incorporated under the law of the PRC and operates in Mainland China and Hong Kong.

Our services include:

(1) IPO sponsorship and related services

Grande Capital acts as sponsor to companies aspiring to list on the HKSE. Grande Capital takes the principal role of advising and guiding listing applicants throughout the IPO process, coordinating the listing progress, conducting due diligence, performing all duties of a sponsor as required under the applicable rules and regulations and acting as the primary channel of communication with the regulators such as the HKSE and the HKSFC concerning the listing, in return for a sponsor’s fee. The clients pay us by way of progress payment based on achievement of certain milestones, such as signing of the engagement letter, submission of listing application, and first dealing of shares, in the IPO progress and we recognize the listing sponsorship services fee as our revenue when the performance obligation is satisfied.

(2) Corporate financial advisory services

Grande Capital also provides a wide range of corporate financial advisory services to clients, which can be broadly classified into the following 3 categories:

General advisory services: these mainly include (i) advisory works for private companies, public companies listed on HKSE, as well as their shareholders, advising them on the terms and structures of proposed transactions, such as takeovers, mergers & acquisitions, and investment, and the relevant implications of the Hong Kong regulatory framework, which primarily include the HK Listing Rules and HK Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as on U.S. exchanges. Grande Capital charges a fixed fee payable by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

Independent financial advisory services: these mainly include providing advice to the independent board committee and independent shareholders of companies listed on HKSE rendering recommendation and opinions, in return for a fixed fee paid by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

Compliance advisory services: these mainly include advisory works to listed companies in Hong Kong in relation to post-listing compliance matters, in return for a monthly fee.

(3) Referral services

Since mid-2024, Grande Capital also provides referral services to other professional parties, such as financial institutions, for equity and debt fund raising exercises, for referral fees. Occasionally we may on a case by case basis come across fund-raising exercises which require the introduction of other professional parties in which we may obtain referral fees. Such referral fee is generally based on a percentage of the fee charged by our clients in the particular fund-raising exercises.

(4) Underwriting, Placing, and Securities Brokerage Services

Since late April 2026, we have commenced our underwriting, placing, and securities brokerage services through Wicens International. Wicens International acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. Wicens International also provides securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. Wicens International acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitates the clients’ trading of securities listed on selected overseas stock exchanges, in return for brokerage commission income. Wicens International is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities in Hong Kong.

Although Wicens International completed its operational setup and commenced business activities in late April 2026, as of the date of this prospectus and during the fiscal year ended March 31, 2026, it did not generate any recognized revenue. We anticipate that Wicens International will contribute to our revenue stream in subsequent period.

(5) Executive Training and Corporate Finance Consulting Services

Following our acquisition of Shenzhen Zhenjing, through Grande Consulting and Shenzhen Zhenjing, we expanded our footprint into executive training and corporate finance consulting services. The acquisition of Shenzhen Zhenjing is an important part of our growth strategies to promote and enhance our brand locally and overseas and to strengthen the ECM and corporate finance advisory services. Shenzhen Zhenjing develops and delivers executive training curriculum and teaching materials under a business-to-business (“B2B”) model as an upstream provider of proprietary executive training course content and educational framework to independent downstream course operators, rather than directly providing end-user training. These course materials focus on corporate operational management, capital market dynamics, regulatory compliance, and listing execution frameworks for small and medium-sized enterprises (“SMEs”). The curriculum is strategically tailored to assist founders and senior executives of high-growth enterprises in navigating their corporate management and corporate finance needs. Shenzhen Zhenjing also offers targeted corporate finance consulting services to enterprise clients seeking strategic expansion and future capital market entry.

The table below sets out a breakdown of our revenue by business segments for the years ended March 31, 2026, 2025 and 2024:

	For the years ended March 31,		For the years ended March 31,
	2026		2025		2024
	US$	%	US$	%	US$	%
IPO Sponsorship And Related Services	105,497	4.1	257,775	5.9	3,341,819	73.8
Corporate Financial Advisory Services	1,223,605	47.5	2,486,433	57.3	1,187,377	26.2
Referral Services	769,231	29.9	1,594,619	36.8	—	—
Underwriting And Placing Services	—	—	—	—	—	—
Securities Dealing And Brokerage Services	—	—	—	—	—	—
Executive Training and Corporate Finance Consulting Services	478,541	18.5	—	—	—	—
Total	2,576,874	100	4,338,827	100	4,529,196	100

We aspire to expand our business and become an integrated platform for providing one-stop financial services tailored to our customers’ specific needs.

Since the commencement of our business, Grande Capital has been an active player in the equity capital market in Hong Kong, serving clients from a wide spectrum of industry sectors, including companies listed or planning to list in Hong Kong, institutional investors and other private and public companies. For the years ended March 31, 2026 and 2025, our clients were primarily located in Hong Kong, Mainland China and Singapore. Our client base, client concentration and revenue by geography may vary significantly from period to period due to the project-based nature of our business, the timing and completion of client engagements, changes in capital markets activity and general market conditions. Unless otherwise indicated, the financial and operating information in this prospectus is presented for the years ended March 31, 2026 and 2025.

The sales and marketing function of Grande Capital is primarily performed by our management and project execution team who are responsible for maintaining relationships with existing clients, exploring sales lead from new clients, and maintaining relationships with professional parties partners in the financial services industry. Grande Capital’s projects generally originate from the networks of our management and our project execution team, referrals from existing clients or other professional parties and direct approaches by clients due to our market reputation. Grande Capital maintains a company website which showcases our completed projects.

Our revenue decreased from approximately US$4.3 million for the year ended March 31, 2025 to approximately US$2.6 million for the year ended March 31, 2026, while our profit before tax decreased from approximately US$1.9 million to a loss before tax of approximately US$3.6 million in the corresponding years. The decrease in revenue was primarily driven by a lower number of advisory engagements and slower progress in ongoing projects, which resulted in fewer milestone achievements, as well as a significant reduction in referral arrangements during the year. This decline was partially offset by a new revenue stream from course material supply following our acquisition of Proplus in October 2025, which expanded our business in Mainland China and diversified our revenue streams.

The decrease in profit before tax was primarily attributable to the decline in revenue, together with a significant increase in operating expenses and a goodwill impairment loss. This was mainly due to a goodwill impairment loss of approximately US$1.9 million recognized during the year ended March 31, 2026, as the carrying amount of the Proplus reporting unit exceeded its estimated fair value. The increase in operating expenses was also attributable to discretionary one-time bonuses payable to staff, higher travel and entertainment expenses incurred in connection with obtaining new clients, and increased maintenance costs associated with our U.S. listing requirements.

According to the HKSE, there were a total of 2,283 companies and 326 companies listed on the Main Board and GEM in 2023, respectively, with a CAGR of approximately 4.4% and 5.3% since 2014, respectively. Driven by (i) Hong Kong having well-established financial and legal systems with a comprehensive regulatory regime; (ii) Hong Kong’s capital market having a high level of openness to and freedom of capital flow; (iii) financial technology being adopted comprehensively in the financial industry; and (iv) the HKSE opening up new capital sources such as listing exchange traded fund tracking stocks in the Middle East, it is expected that the Hong Kong corporate finance market will continue to grow.

Recent Developments

Entry into a Material Definite Agreement

On July 16, 2026, the Company entered into an ordinary share purchase Agreement (the “SPA”) with White Lion Capital, LLC, a Nevada limited liability company (the “Investor”). Pursuant to the SPA, the Company may issue and sell to the investor, from time to time and within 36 months from the execution date, up to 40,000,000 in aggregate gross purchase price of newly issued Class A Ordinary Shares of the Company (the “Class A Ordinary Shares”).

The Company shall have the right, but not the obligation, to require the Investor, by its delivery to the Investor of a purchase notice, to purchase the Class A Ordinary Shares. The purchase price of the Class A Ordinary Shares is determined according to the mechanism under the SPA, making reference to, among others, the average of the four lowest traded prices of the Class A Ordinary Shares during the rapid valuation period; or 97% of the lowest daily volume-weighted average price of the Class A Ordinary Shares during the VWAP purchase valuation period.

Pursuant to the SPA, on the same date, the Company also executed a registration rights agreement (the “RRA”) with the Investor. Pursuant to the RRA, the Company shall, no later than 30 calendar days following the date on which the Company files its Form 20-F for the fiscal year ended March 31, 2026, file with the Securities and Exchange Commission an initial registration statement on Form F-1 or Form F-3, registering the resale by the Investor of the maximum number of registrable securities as permitted.

Appointment of Certain Director

On April 15, 2026, Mr. Ying Wo Sammy, Ho, resigned from his positions as the executive director of Grande Group Limited. Mr. Ying Wo Sammy, Ho’s resignation as an executive director of the Board was due to personal reasons and was not a result of any disagreement with the Company or its board. On July 1, 2026, the Board appointed Ms. Sha, Xia as the Company’s Director (“the Director Appointment”) to fill the vacancy created by Mr. Ying Wo Sammy, Ho’s resignation. In connection with the Director Appointment, the Company entered into an employment agreement with Ms. Sha, Xia dated July 1, 2026.

Acquisition of Proplus Company Limited

On October 1, 2025, the Company entered into a Sale and Purchase Agreement (the “SPA”) with United One Global Limited, a limited liability company established under the law of Samoa (the “Seller”). Pursuant to the SPA, the Company agreed to acquire 100% of the equity interest in Proplus from the Seller, the then sole shareholder of Proplus, for consideration consisting of a cash payment in the amount of HK$78,000,000 (approximately US$10,000,000) in cash, subject to certain terms. Through its wholly-owned subsidiaries, Grande Consulting and Shenzhen Zhenjing, Proplus principally engaged in the provision of executive training and corporate finance consulting services.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Integrated capital market ecosystem driven by powerful cross-entity synergies.

●	A wide range of corporate finance advisory services.

●	A strong track record of successful IPO cases.

●	Established client base and strong business network across different industry sectors and geographic locations.

Growth Strategies

Our business model and competitive strengths provide us with multiple avenues for growth. We intend to execute the following key strategies:

●	Continue to develop the corporate finance advisory business.

●	To further develop the equity capital market services and elevate market brand presence.

●	To develop our asset management business.

●	To promote and enhance our brand locally and overseas.

Corporate History and Structure

Grande Group Limited is a holding company with no operations of its own. We conduct our business in Hong Kong through, Grande Capital and Wicens International, our Operating Subsidiaries in Hong Kong, and in Mainland China through Shenzhen Zhenjing, our Operating Subsidiary in Mainland China. The Class A Ordinary Shares that may be offered pursuant to this prospectus are those of Grande Group Limited.

Grande Group Limited, formerly known as “Hero Intelligence Group Limited”, was incorporated as a limited liability company on August 6, 2020 in the BVI. It is a holding company and is not actively engaging in any business. Under its Amended and Restated Memorandum and Article of Association, Grande Group Limited is authorized to issue a maximum of 5,000,000,000 Ordinary Shares, par value US$0.00001 per share, divided into (i) 4,950,000,000 Class A Ordinary Shares, par value US$0.00001 per share and (ii) 50,000,000 Class B Ordinary Shares, par value US$0.00001 per share. The registered office of Grande Group Limited is at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

On June 4, 2024, the then sole shareholder of the Company, Grande Holding Limited, approved a share subdivision of its issued and unissued shares at a ratio of 100,000 for one (1), pursuant to which each of the Company’s existing issued and unissued ordinary share, par value US$1.00 per share, has been subdivided into 100,000 ordinary shares, par value US$0.00001 per share, and all the subdivided shares be ranked pari passu in all respects with each other (the “Share Subdivision”). Prior to the Share Subdivision, the Company was authorized to issue a maximum of 50,000 ordinary shares, par value US$1.00 per share; and subsequent to the Share Subdivision, the Company was authorized to issue a maximum of US$50,000 divided into 5,000,000,000 ordinary shares, par value of US$0.00001 per share, and after such Share Subdivision, the number of issued and outstanding shares in the Company was 10,000,000 ordinary shares, par value US$0.00001 per share, of which all were held by Grande Holding Limited.

On July 4, 2024, Grande Holding Limited entered into Sale and Purchase Agreements with each of Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively. Pursuant to the Sale and Purchase Agreements, Grande Holding Limited sold, and Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited acquired, 4.9%, 4.8% and 4.7% equity interests in Grande Group Limited at the consideration of US$27,480, US$26,919 and US$26,358, respectively. On the same date, Grande Holding Limited executed the instrument of transfers whereby Grande Holding Limited transferred 490,000, 480,000 and 470,000 ordinary shares, out of its 10,000,000 ordinary shares, to Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively. Subsequent to the transfers, Grande Group Limited is owned as to 8,560,000, 490,000, 480,000 and 470,000 ordinary shares by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited.

On November 11, 2024, the Company passed board resolutions and shareholders resolutions approving that:

(i)	the maximum number of shares the Company authorized to issue are re-classified and divided from 5,000,000,000 shares of one class, US$0.00001 par value, into (a) 4,950,000,000 Class A Ordinary Shares, US$0.00001 par value each; and (b) 50,000,000 Class B Ordinary Shares, US$0.00001 par value each;

(ii)	amongst which, the 4,940,000,000 authorized but unissued shares are re-designated into 4,940,000,000 Class A Ordinary Shares; and 50,000,000 authorized but unissued shares are re-designated into 50,000,000 Class B Ordinary Shares; and

(iii)	the 10,000,000 authorized and issued shares, held as to 8,560,000, 490,000, 480,000 and 470,000 ordinary shares by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, are re-designated into 8,560,000, 490,000, 480,000 and 470,000 Class A Ordinary Shares held by each, respectively.

(the above events are collectively referred to as the “Share Redesignation”)

On November 11, 2024, the Company also adopted its Amended and Restated Memorandum and Articles of Association which became effective on November 18, 2024.

On November 18, 2024, upon the Share Redesignation taking effect, the Company further issued 6,634,000, 379,750, 372,000 and 364,250 Class A Ordinary Shares to Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, and 5,000,000 Class B Ordinary Shares to Grande Holding Limited, pursuant to the allotments approved by the resolutions passed on November 11, 2024.

On July 2, 2025, the Company closed its initial public offering of 1,875,000 Class A Ordinary Shares at a public offering price of US$5.00 per Ordinary Share on the Nasdaq. On July 10, 2025, the underwriters to the Company’s initial public offering had exercised the over-allotment option in full to purchase an additional 281,250 Class A Ordinary Shares. The gross proceeds received from the initial public offering totaled approximately US$10.78 million. Company’s Class A Ordinary Shares began trading on July 1, 2025 on the Nasdaq Capital Market under the ticker symbol “GRAN.”

As of the date of this prospectus, 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares are issued and outstanding.

All references to Class A and Class B Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the Share Subdivision and Share Redesignation, as if these events had occurred at the beginning of the earliest period presented.

The Equity Line of Credit

On July 16, 2026, we entered into an Ordinary Share Purchase Agreement (the “ELOC Purchase Agreement” or “ELOC”) with White Lion Capital, LLC (the “Investor”), pursuant to which we have the right, but not the obligation, to sell to the Investor, in our sole discretion, up to US$40,000,000 in aggregate gross purchase price of newly issued Class A Ordinary Shares, par value US$0.00001 per share, during the Commitment Period, subject to certain conditions precedent and other limitations set forth in the ELOC Purchase Agreement. The Class A Ordinary Shares covered by this prospectus include Class A Ordinary Shares that we may elect to issue and sell to the Investor pursuant to Purchase Notices delivered under the ELOC Purchase Agreement and Class A Ordinary Shares that may be issued to the Investor as Commitment Shares pursuant to Section 6.4 of the ELOC Purchase Agreement. The Commitment Shares have an aggregate value of up to US$400,000, representing one percent (1%) of the US$40,000,000 Commitment Amount, and are issuable in four tranches of US$100,000 each, only if and when the applicable tranche becomes earned, due, issuable and deliverable in accordance with the ELOC Purchase Agreement. In no event will the aggregate number of Class A Ordinary Shares offered for resale under this prospectus exceed 50,000,000.

We have the right, but not the obligation, to direct the Investor, by delivery of a Purchase Notice from time to time during the Commitment Period, to purchase Class A Ordinary Shares, subject to the Purchase Notice Limit and the other terms and conditions of the ELOC Purchase Agreement. For any individual Purchase Notice, the Investor’s committed obligation may not exceed the Investment Limit of US$3,000,000, subject to increase at the sole discretion of the Investor. In addition, the maximum number of Purchase Notice Shares we may require the Investor to purchase may not exceed (i) 100% of our trailing three-Business-Day Average Daily Trading Volume in the case of a Rapid Purchase Notice and (ii) 150% of our trailing three-Business-Day Average Daily Trading Volume in the case of a VWAP Purchase Notice. The Investor may waive the Purchase Notice Limit at any time. The Purchase Notice Limit, including the US$3,000,000 Investment Limit component, applies separately to, and is calculated independently for, each individual Purchase Notice. We may deliver more than one Purchase Notice, and an unlimited number of Purchase Notices, on any single Business Day, provided that no more than three Purchase Notices may be outstanding and unsettled at any given time, unless otherwise waived by the Investor.

We may not deliver any Purchase Notice to the Investor during a PEA Period or during an OTC Blackout, as those terms are defined in the ELOC Purchase Agreement. The PEA Period and OTC Blackout restrictions may significantly limit our ability to access capital under the ELOC Purchase Agreement during certain periods. A PEA Period generally begins at 9:30 a.m., New York City time, on the fifth Business Day immediately prior to the filing of any post-effective amendment to the Registration Statement or any new registration statement, or any Annual Report on Form 20-F or Form 6-K containing interim financial statements that requires a prospectus supplement or post-effective amendment to the Registration Statement, and ends at 9:30 a.m., New York City time, on the Business Day immediately following the applicable effective date or filing date. As a result, we may be unable to deliver Purchase Notices during the period leading up to and immediately following the filing of our Annual Report on Form 20-F or any Form 6-K containing interim financial statements, including while we prepare and file any related prospectus supplement or post-effective amendment necessary to keep the Registration Statement current, which could restrict our ability to raise capital when we need it most, particularly around the time of our periodic financial reporting. An OTC Blackout generally means any calendar day on which our Class A Ordinary Shares are not listed on a national securities exchange registered with the SEC under Section 6 of the Exchange Act, such as Nasdaq, and the Principal Market is an over-the-counter market.

Pursuant to the ELOC Purchase Agreement, we may issue and sell to the Investor up to US$40,000,000 in aggregate gross purchase price of Class A Ordinary Shares, subject to the terms, conditions and limitations set forth therein. The purchase price for Class A Ordinary Shares sold pursuant to a Purchase Notice depends on whether we deliver a Rapid Purchase Notice or a VWAP Purchase Notice. For a Rapid Purchase Notice, the purchase price will be the Rapid Purchase Price, which is the average of the four lowest traded prices of the Class A Ordinary Shares during the Rapid Valuation Period, which is the Business Day that is the same Business Day as the Rapid Purchase Notice. For a VWAP Purchase Notice, the purchase price will be the VWAP Purchase Price, which is 97% of the lowest daily VWAP of the Class A Ordinary Shares during the VWAP Purchase Valuation Period, which is the three consecutive Business Days commencing on, and including, the VWAP Purchase Notice Date. The actual amount of proceeds we receive pursuant to each Purchase Notice will be determined by multiplying the applicable number of Purchase Notice Shares by the applicable purchase price, less Clearing Costs.

The Commitment Period under the ELOC Purchase Agreement commenced on July 16, 2026, the Execution Date, and ends on the earlier of (i) the date on which the Investor has purchased an aggregate number of Purchase Notice Shares pursuant to the ELOC Purchase Agreement equal to the Commitment Amount, based on the aggregate Investment Amount released to us, and (ii) the 36-month anniversary of the Execution Date. Our right to sell Class A Ordinary Shares to the Investor during the Commitment Period is subject to the satisfaction of the applicable conditions in the ELOC Purchase Agreement, including the effectiveness of the Registration Statement, continued listing or quotation of our Class A Ordinary Shares on the “Principal Market”, which currently is the Nasdaq Capital Market, DWAC eligibility, compliance with the Beneficial Ownership Limitation and compliance with the Exchange Cap and other applicable Principal Market rules. In addition, our ability to deliver Purchase Notices is limited during any PEA Period or OTC Blackout.

For a Rapid Purchase Notice, we must deliver the Rapid Purchase Notice to the Investor and provide a copy to the Transfer Agent. We must also deliver the applicable Purchase Notice Shares as DWAC Shares to the Investor’s designated brokerage account alongside delivery of the Rapid Purchase Notice. A Rapid Purchase Notice is deemed delivered on the Business Day on which (i) the Rapid Purchase Notice is received by the Investor by email by 9:00 a.m., New York time, and (ii) the DWAC of the applicable Purchase Notice Shares has been initiated and completed, as confirmed by the Investor’s designated brokerage account, by 9:00 a.m., New York time. If either requirement is not satisfied by 9:00 a.m., New York time, the next Business Day will be the Rapid Purchase Notice Date, unless waived by the Investor in writing. The closing of a Rapid Purchase Notice occurs one Business Day following the Rapid Purchase Notice Date, and the Investor is required to deliver the Rapid Purchase Investment Amount by wire transfer by 5:00 p.m., New York time, on the Rapid Closing Date.

For a VWAP Purchase Notice, we must deliver the applicable Purchase Notice Shares as DWAC Shares to the Investor’s designated brokerage account alongside delivery of the VWAP Purchase Notice. A VWAP Purchase Notice is deemed delivered on the Business Day on which (i) the VWAP Purchase Notice is received by the Investor by email by 2:00 p.m., New York time, and (ii) the DWAC of the applicable Purchase Notice Shares has been initiated and completed, as confirmed by the Investor’s designated brokerage account, by 2:00 p.m., New York time. If either requirement is not satisfied by 2:00 p.m., New York time, the next Business Day will be the VWAP Purchase Notice Date, unless waived by the Investor in writing. The closing of a VWAP Purchase Notice occurs one Business Day following the last day of the VWAP Purchase Valuation Period, and the Investor is required to deliver the VWAP Purchase Investment Amount by wire transfer by 5:00 p.m., New York time, on the VWAP Purchase Closing Date.

The Investor’s obligation to purchase Class A Ordinary Shares pursuant to any Purchase Notice is subject to several conditions, including, among others, that the Registration Statement covering the resale of the Securities has become effective and remains effective; no stop order, suspension or withdrawal of effectiveness exists; the related prospectus continues to satisfy the requirements of Sections 5(b) and 10 of the Securities Act; our representations and warranties remain true and correct in all material respects; we have performed our covenants and obligations in all material respects; no injunction or proceeding prohibits or materially adversely affects the transactions; no Material Adverse Effect has occurred since the filing of our most recent annual or interim report; trading in our Class A Ordinary Shares has not been suspended, halted or delisted; and the issuance does not violate the Beneficial Ownership Limitation, the Exchange Cap or any applicable rules of the Principal Market; our Class A Ordinary Shares are DWAC eligible and not subject to a DTC chill; all required SEC reports have been filed; and irrevocable transfer agent instructions have been delivered to and acknowledged by the Transfer Agent.

The Investor will not be required to purchase, and we will not issue, any Class A Ordinary Shares pursuant to a Purchase Notice to the extent that, after giving effect to such purchase, the Investor would beneficially own more than 4.99% of the number of Ordinary Shares outstanding immediately prior to the issuance of the Class A Ordinary Shares issuable pursuant to such Purchase Notice, as determined in accordance with Section 13 of the Exchange Act. The ELOC Purchase Agreement provides that the Investor may increase the Beneficial Ownership Limitation up to 9.99% at its sole discretion upon 61 days’ prior written notice to us.

The ELOC Purchase Agreement contains an Exchange Cap that limits the number of Class A Ordinary Shares we may issue under the ELOC Purchase Agreement to 19.99% of our outstanding Ordinary Shares as of July 16, 2026, unless shareholder approval is obtained to issue shares in excess of the Exchange Cap or the Exchange Cap otherwise does not apply in accordance with its terms. Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “GRAN,” and this registration statement does not relate to an initial listing of our Class A Ordinary Shares on Nasdaq. Accordingly, our Nasdaq analysis in connection with the ELOC Purchase Agreement relates primarily to continued listing compliance and transaction-specific Nasdaq requirements, including any applicable shareholder approval requirements under Nasdaq Listing Rule 5635(d), the Exchange Cap, any applicable “minimum price” exception, any aggregation requirements under Nasdaq rules and any exemption available to us as a foreign private issuer. The Exchange Cap will not apply if (A) at the time the Exchange Cap is reached and at all times thereafter, the average price paid for all Ordinary Shares issued under the ELOC Purchase Agreement is equal to or greater than the Nasdaq Minimum Price, calculated in accordance with the rules of the Principal Market, or (B) we are exempt from obtaining shareholder approval for the issuance of shares above the Exchange Cap under the rules of the Principal Market, including as a result of our election to follow home country practice in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635(d), to the extent applicable. Our reliance on home country practice in lieu of Nasdaq Listing Rule 5635(d) means that we may issue Class A Ordinary Shares above the Exchange Cap without obtaining shareholder approval. However, even if we rely on home country practice, we are not permitted to issue Class A Ordinary Shares if such issuance would violate other applicable rules of the Principal Market, including Nasdaq listing requirements for continued listing. We may be required to obtain shareholder approval for certain issuances if our home country practice exemption is not available or if Nasdaq determines that our reliance on home country practice is not permitted in the circumstances. The Exchange Cap will be reduced, on a share-for-share basis, by the number of Ordinary Shares issued or issuable that may be aggregated with the transactions contemplated by the ELOC Purchase Agreement under applicable rules of the Principal Market. Notwithstanding the foregoing, we are not required or permitted to issue, and the Investor is not required or permitted to purchase, any Class A Ordinary Shares under the ELOC Purchase Agreement if such issuance would violate the rules or regulations of the Principal Market. For purposes of the ELOC Purchase Agreement, the “Nasdaq Minimum Price” means a price equal to the lower of (i) the Nasdaq Official Closing Price immediately preceding the execution of the ELOC Purchase Agreement and (ii) the arithmetic average of the five Nasdaq Official Closing Prices for the Ordinary Shares immediately preceding the execution of the ELOC Purchase Agreement, calculated in accordance with applicable Nasdaq rules.

The ELOC Purchase Agreement provides that neither the Investor nor any affiliate of the Investor acting on its behalf or pursuant to any understanding with it may execute any Short Sales of our Class A Ordinary Shares at any time after the Execution Date until termination of the ELOC Purchase Agreement. For purposes of the ELOC Purchase Agreement, and in accordance with Regulation SHO, the sale after delivery of a Purchase Notice of a number of Ordinary Shares purchased under the applicable Purchase Notice will not be deemed a Short Sale. This covenant does not prevent the Investor from reselling Class A Ordinary Shares otherwise in compliance with applicable law and the terms of the ELOC Purchase Agreement.

From July 16, 2026 until the end of the Commitment Period, we are prohibited from entering into any “equity line,” “committed equity facility,” “standby equity purchase agreement,” or substantially similar transaction with any person other than the Investor, whereby such person is bound to purchase our securities over a period of time at a price based on the market price of our Class A Ordinary Shares at the time of each purchase, less any discounts or commissions. This restriction does not prohibit us from entering into other types of financing, offering, issuance or transaction, including public or private offerings, PIPE transactions, registered direct offerings, rights offerings, at-the-market offerings through a registered broker-dealer, debt financings, merger or acquisition consideration issuances, or issuances under equity incentive or compensation plans.

The ELOC Purchase Agreement restricts us from providing the Investor or its agents or counsel with information that constitutes, or that we reasonably believe constitutes, material non-public information, unless the Investor has consented in writing to receive such information and has agreed to keep it confidential. If we deliver material non-public information to the Investor without its prior written consent, we are required to file a Form 6-K disclosing such information immediately, no later than that Business Day or by 9:00 a.m., New York City time on the next Business Day. If we fail to do so, the ELOC Purchase Agreement provides that we must pay the Investor partial liquidated damages of US$1,000 per day beginning with the day the information is disclosed to the Investor and ending on and including the day the Form 6-K disclosing the information is filed.

The ELOC Purchase Agreement requires us to include in the Registration Statement all Commitment Shares issuable pursuant to all tranches under the Commitment Shares provision. If we fail to timely do so, the ELOC Purchase Agreement provides that, in addition to all other remedies available at law, in equity or otherwise under the ELOC Purchase Agreement, liquidated damages of US$125,000 will become immediately due and payable to the Investor at its election in the form of a cash payment.

The ELOC Purchase Agreement requires us to file a Current Report on Form 6-K, including the Transaction Documents as exhibits, with the SEC within the time required by the Exchange Act, relating to the execution of the transactions contemplated by, and describing the material terms and conditions of, the Transaction Documents. We are required to permit the Investor to review and comment upon the final pre-filing draft of the Current Report at least two Business Days prior to filing, and the Investor is required to use its reasonable best efforts to provide comments within one Business Day after receiving the draft.

For so long as the Investor holds any Securities, we are required to use commercially reasonable efforts to satisfy the current public information requirement of Rule 144(c) under the Securities Act. If at any time a registration statement covering the resale of such Securities is not effective and available for use by the Investor, we are required, at our expense and promptly upon the Investor’s request, to cause our counsel to issue any legal opinion, and to cause the Transfer Agent to take any action, reasonably necessary to permit the resale of such Securities pursuant to Rule 144, including the removal of restrictive legends and payment of any and all expenses related thereto.

In relation to the Class A Ordinary Shares, we also entered into a registration rights agreement, dated July 16, 2026, with the Investor (the “Registration Rights Agreement”), pursuant to which we agreed to submit to the SEC an initial registration statement on Form F-1, or if Form F-3 is then available, a prospectus supplement pursuant to Rule 424(b) under the Securities Act to an effective shelf registration statement on Form F-3 or any successor form, within thirty (30) calendar days, following the date on which we file our Annual Report on Form 20-F for the fiscal year ended March 31, 2026, covering only the resale of the Securities by the Investor, including the Commitment Shares and the Class A Ordinary Shares issuable pursuant to the ELOC Purchase Agreement. We are filing the current registration statement pursuant to the Registration Rights Agreement.

In consideration for the Investor’s execution and delivery of, and agreement to perform under, the ELOC Purchase Agreement, we agreed to issue to the Investor Commitment Shares having an aggregate value of up to US$400,000, representing one percent (1%) of the US$40,000,000 Commitment Amount. The Commitment Shares are not all earned upon execution of the ELOC Purchase Agreement. Rather, they are earned, issued and delivered, if at all, in four tranches, each having a value of US$100,000. The first tranche is fully earned and due upon the execution date and will be issued and delivered promptly, and in any event within two Business Days, following the date on which the Registration Statement is declared effective by the SEC. The second tranche is earned, due, issued and delivered within two Business Days after we have received an aggregate of US$10,000,000 in Investment Amounts under the ELOC Purchase Agreement. The third tranche is earned, due, issued and delivered within two Business Days after we have received an aggregate of US$20,000,000 in Investment Amounts under the ELOC Purchase Agreement. The fourth tranche is earned, due, issued and delivered within two Business Days after we have received an aggregate of US$30,000,000 in Investment Amounts under the ELOC Purchase Agreement. Except for the first tranche, no tranche of Commitment Shares will be deemed earned, due, issuable or deliverable unless and until the applicable aggregate Investment Amount milestone has been achieved, and no termination, expiration or end of the Commitment Period will accelerate, vest, earn or otherwise trigger any unearned tranche.

The number of Commitment Shares issuable in respect of the first tranche will be determined by dividing US$100,000 by the closing price of the Class A Ordinary Shares on the Commitment Shares Determination Date, which is the earlier of (i) the Business Day immediately prior to the effective date of the Registration Statement and (ii) the date that is 180 calendar days following July 16, 2026. The number of Commitment Shares issuable in respect of each of the second, third and fourth tranches will be determined by dividing US$100,000 by the closing price of the Class A Ordinary Shares on the date such tranche is issued. Because the number of Commitment Shares is determined by reference to the applicable closing price of our Class A Ordinary Shares, the actual number of Commitment Shares that may be issued to the Investor cannot be determined at this time. If our Class A Ordinary Shares trade at a lower price at the time of determination, a greater number of Commitment Shares will be issued to the Investor, resulting in greater dilution to our existing shareholders without any corresponding cash proceeds to us.

The Investor’s resales of Commitment Shares are subject to a leak-out restriction under the ELOC Purchase Agreement, pursuant to which the Investor may not sell, on any Business Day, a number of Commitment Shares exceeding 10% of the total trading volume of our Class A Ordinary Shares on the Principal Market on such Business Day. This restriction applies only to Commitment Shares and does not, by itself, restrict the Investor’s resales of Class A Ordinary Shares issued pursuant to Purchase Notices, except as otherwise provided under applicable law, the ELOC Purchase Agreement and the registration statement of which this prospectus forms a part.

The ELOC Purchase Agreement and the Registration Rights Agreement contain customary registration rights, representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the ELOC Purchase Agreement were made only for purposes of the ELOC Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

The foregoing description of the ELOC Purchase Agreement and the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the full text of the ELOC Purchase Agreement and the Registration Rights Agreement, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Effect of Performance of the ELOC Purchase Agreement on Our Shareholders

All Class A Ordinary Shares registered under this resale registration that may be issued to the Investor under the ELOC Purchase Agreement, including Class A Ordinary Shares issued pursuant to Purchase Notices and Commitment Shares, are expected to be freely tradable when resold by the Investor pursuant to this prospectus, subject to applicable law and the terms of the ELOC Purchase Agreement. It is anticipated that shares registered in this resale registration that are issued pursuant to the ELOC Purchase Agreement may be resold by the Investor over a period of up to 36 months from July 16, 2026, subject to the terms and conditions of the ELOC Purchase Agreement. The sale by the Investor of a significant amount of Class A Ordinary Shares registered in this resale registration at any given time could cause the market price of our Class A Ordinary Shares to decline and to be highly volatile. Sales of our Class A Ordinary Shares to the Investor, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Investor all, some or none of the Class A Ordinary Shares that may be available for us to sell pursuant to the ELOC Purchase Agreement. If and when we sell Class A Ordinary Shares to the Investor, after the Investor has acquired such shares, the Investor may resell all, some or none of those shares at any time or from time to time in its discretion, subject to applicable law and, with respect to Commitment Shares, the leak-out restriction described elsewhere in this prospectus. Therefore, sales to the Investor by us under the ELOC Purchase Agreement may result in substantial dilution to the interests of other holders of our Class A Ordinary Shares. In addition, if we sell a substantial number of Class A Ordinary Shares to the Investor under the ELOC Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Investor may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Pursuant to the terms of the ELOC Purchase Agreement, we have the right, but not the obligation, to direct the Investor to purchase Class A Ordinary Shares having an aggregate gross purchase price of up to US$40,000,000, subject to the terms, conditions and limitations set forth therein. Depending on the purchase price per Class A Ordinary Share at which we sell Class A Ordinary Shares to the Investor pursuant to the ELOC Purchase Agreement, the number of Class A Ordinary Shares registered for resale under this prospectus may not be sufficient for us to receive aggregate gross proceeds equal to the full US$40,000,000 Commitment Amount. If we seek to issue and sell additional Class A Ordinary Shares to the Investor in excess of the Class A Ordinary Shares registered for resale under this prospectus, we must first register the resale of such additional Class A Ordinary Shares under the Securities Act, which could cause additional substantial dilution to our shareholders. The number of Class A Ordinary Shares ultimately offered for resale by the Investor under this prospectus is dependent upon the number of Class A Ordinary Shares we direct the Investor to purchase under the ELOC Purchase Agreement, the applicable purchase price, the number of Commitment Shares issued and whether the applicable conditions and limitations under the ELOC Purchase Agreement are satisfied. The Selling Shareholder may sell some, all or none of its shares in this offering. We do not know how long the Selling Shareholder will hold the Class A Ordinary Shares covered by this prospectus before selling them, and we currently have no agreements, arrangements or understandings with the Selling Shareholder regarding the sale of any such shares.

The following table sets forth the number of Class A Ordinary Shares that would be issued and sold to the Investor pursuant to Purchase Notices under the ELOC Purchase Agreement, and the gross proceeds we would receive, at an assumed average purchase price of US$1.30 per share. The table does not include any Commitment Shares, which are issued as consideration to the Investor and do not result in cash proceeds to us:

Assumed Average Purchase Price Per Class A Ordinary Share		Number of Class A Ordinary Shares to be Issued if Full Purchase (1)	Percentage of Outstanding Class A Ordinary Shares After Giving Effect to the Sales to the Investor (2)	Gross Proceeds from the Future Sale of Class A Ordinary Shares to the Investor under the ELOC (3)
US$	1.30	30,769,231	60.72%	US$	40,000,000

(1)	Represents the number of Class A Ordinary Shares that would be issued and sold to the Investor for cash consideration pursuant to Purchase Notices delivered under the ELOC Purchase Agreement, at our sole discretion, during the Commitment Period, at the assumed average purchase price, before the aggregate gross purchase price reaches the US$40,000,000 Commitment Amount, subject to the terms, conditions and limitations set forth in the ELOC Purchase Agreement. The number shown does not include Commitment Shares, which are issued as consideration to the Investor and do not result in cash proceeds to us, and is fewer than the 50,000,000 Class A Ordinary Shares registered for resale under this prospectus, which include a number of additional Class A Ordinary Shares registered to accommodate issuances at purchase prices below the assumed average purchase price. At an average purchase price below US$0.80 per share, the Class A Ordinary Shares registered for resale under this prospectus would not be sufficient for us to receive aggregate gross proceeds equal to the full US$40,000,000 Commitment Amount.

(2)	The denominator is based on 19,906,250 Class A Ordinary Shares outstanding as of March 31, 2026, plus the number of Class A Ordinary Shares set forth in the adjacent column. The numerator is based on the number of Class A Ordinary Shares set forth in the adjacent column.

(3)	The closing sale price per Class A Ordinary Share on August 20, 2026 was US$1.30. Gross proceeds are shown before deducting Clearing Costs and estimated offering expenses and may not exceed the US$40,000,000 Commitment Amount.

Additional Dilution Scenarios

The following table illustrates the number of Class A Ordinary Shares that would be issued to the Investor pursuant to Purchase Notices under the ELOC Purchase Agreement, the gross proceeds to us, and the resulting dilution to our existing shareholders, at various assumed average purchase prices. The number of Class A Ordinary Shares shown is the lesser of (i) the number required to generate the full US$40,000,000 Commitment Amount at the applicable assumed average purchase price and (ii) the 50,000,000 Class A Ordinary Shares registered for resale under this prospectus. At assumed average purchase prices below US$0.80 per share, the registered Class A Ordinary Shares would be insufficient for us to receive the full Commitment Amount, and the resulting shortfall is shown in the table. This table does not include Commitment Shares, which would result in additional dilution without any cash proceeds to us.

Assumed Average Purchase Price per Share (US$)	Number of Class A Ordinary Shares to be Issued (1)(2)	Gross Proceeds to the Company (US$) (3)	Shortfall Against the Commitment Amount (US$) (4)	Class A Ordinary Shares Outstanding After Issuance (5)	Percentage Dilution to Existing Class A Holders (6)	Percentage Dilution to All Existing Shareholders (7)
5.00	8,000,000	40,000,000	—	27,906,250	28.67%	24.31%
4.00	10,000,000	40,000,000	—	29,906,250	33.44%	28.65%
3.00	13,333,334	40,000,000	—	33,239,584	40.11%	34.87%
2.00	20,000,000	40,000,000	—	39,906,250	50.12%	44.54%
1.30	30,769,231	40,000,000	—	50,675,481	60.72%	55.27%
1.00	40,000,000	40,000,000	—	59,906,250	66.77%	61.63%
0.80	50,000,000	40,000,000	—	69,906,250	71.52%	66.75%
0.50	50,000,000	25,000,000	15,000,000	69,906,250	71.52%	66.75%
0.25	50,000,000	12,500,000	27,500,000	69,906,250	71.52%	66.75%

(1)	Represents the lesser of (i) US$40,000,000 divided by the assumed average purchase price and (ii) the 50,000,000 Class A Ordinary Shares registered for resale under this prospectus. If we seek to issue and sell Class A Ordinary Shares in excess of the number registered, we must first register the resale of such additional Class A Ordinary Shares under the Securities Act, which could cause additional substantial dilution to our shareholders.
(2)	The table does not give effect to the Exchange Cap, which limits the number of Class A Ordinary Shares we may issue under the ELOC Purchase Agreement to 19.99% of our outstanding Ordinary Shares as of July 16, 2026 (being approximately 4,978,760 Ordinary Shares), unless shareholder approval is obtained, the average price paid for all Ordinary Shares issued under the ELOC Purchase Agreement equals or exceeds the Nasdaq Minimum Price, or we rely on an available exemption, including our election as a foreign private issuer to follow home country practice in lieu of Nasdaq Listing Rule 5635(d). Each scenario shown in the table assumes issuances in excess of the Exchange Cap. The table also does not give effect to the Beneficial Ownership Limitation, pursuant to which the Investor will not be required to purchase, and we will not issue, Class A Ordinary Shares to the extent the Investor would beneficially own more than 4.99% (which the Investor may increase to up to 9.99% upon 61 days’ prior written notice) of the number of Ordinary Shares outstanding immediately prior to the applicable issuance, or to the Purchase Notice Limit. See “Plan of Distribution.”
(3)	Before deducting Clearing Costs and estimated offering expenses. Gross proceeds are capped at the US$40,000,000 Commitment Amount irrespective of the number of Class A Ordinary Shares registered.
(4)	Represents the portion of the US$40,000,000 Commitment Amount that could not be drawn at the applicable assumed average purchase price without registering additional Class A Ordinary Shares.
(5)	Based on 19,906,250 Class A Ordinary Shares outstanding as of March 31, 2026, plus the number of Class A Ordinary Shares shown in the second column. Excludes Commitment Shares.
(6)	Calculated as the number of Class A Ordinary Shares issued divided by the total number of Class A Ordinary Shares outstanding after the issuance. This measure does not take into account our outstanding Class B Ordinary Shares.
(7)	Calculated as the number of Class A Ordinary Shares issued divided by the total number of Ordinary Shares (Class A and Class B) outstanding after the issuance, based on 24,906,250 Ordinary Shares outstanding as of March 31, 2026, comprising 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares.

As the table illustrates, the lower the market price of our Class A Ordinary Shares at the time we deliver Purchase Notices, the more Class A Ordinary Shares we must issue to raise the same amount of proceeds, resulting in greater dilution to our existing shareholders, and at average purchase prices below US$0.80 per share we would be unable to receive the full US$40,000,000 Commitment Amount without registering additional Class A Ordinary Shares. In addition, the issuance of Commitment Shares having an aggregate value of up to US$400,000 would result in further dilution without any corresponding cash proceeds to us.

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus. The percentages shown on the following chart represent percentages of equity ownership:

Grande Group Limited, is a holding company incorporated in the British Virgin Islands. As a holding company with no material operations, Grande Group Limited conducts all its operations through its Operating Subsidiaries, Grande Capital, Wicens International, and Shenzhen Zhenjing.

Grande Capital Limited was incorporated under the laws of Hong Kong on April 6, 2017. Grande Capital Limited is a limited liability corporation licensed with the HKSFC to undertake Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. Grande Capital Limited is the main operating entity and is wholly owned by Grande Group Limited.

Wicens International Securities Limited (formerly known as “Grande Securities Limited”) was incorporated under the laws of Hong Kong on March 5, 2021. Wicens International Securities Limited is a partially owned subsidiary of Grande Group Limited, through China CreateAlliance Holdings Limited, an intermediate holding company. Wicens International Securities Limited is licensed with the HKSFC to undertake Type 1 (dealing in securities) and currently operational. Although Wicens International completed its operational setup and commenced business activities in late April 2026, as of the date of this prospectus and during the fiscal year ended March 31, 2026, it did not generate any recognized revenue. We anticipate that Wicens International will contribute to our revenue stream in subsequent period.

China CreateAlliance Holdings Limited is an intermediate holding company incorporated under the laws of BVI on August 21, 2025, which holds 100% of the equity interest of Wicens International Securities Limited. China CreateAlliance Holdings Limited is 51% owned by the Company, 16% owned by Mr. Tin Duk Victor, Chang, and 33% owned by other independent third parties.

Grande Digital Ventures Limited was incorporated under the laws of Hong Kong on January 7, 2026. Grande Digital Ventures Limited is not engaging in any business and is currently dormant.

Sparkward Holding Limited is an intermediate holding company incorporated under the laws of BVI on December 29, 2025, which holds 100% of the equity interest of Grande Digital Ventures Limited.

Proplus Company Limited is an intermediate holding company incorporated under the laws of BVI on August 30, 2021, which holds 100% of the equity interest of Shenzhen Zhenjing Investment Consulting Co., Ltd. through Grande Consulting Limited.

Grande Consulting Limited, formerly known as “Harvest Group Limited”, was incorporated under the laws of Hong Kong on September 13, 2024. Together with its wholly-owned subsidiary, Shenzhen Zhenjing Investment Consulting Co., Ltd., Grande Consulting Limited serves the executive training and corporate finance consulting arm of the Company.

Shenzhen Zhenjing Investment Consulting Co., Ltd. is a limited liability company formed under the laws of the PRC on May 7, 2025. Shenzhen Zhenjing Investment Consulting Co., Ltd. principally engaged in the provision of executive training, executive training curriculum design, and corporate finance consulting services.

Investors in our Class A Ordinary Shares should be aware that they will not and may never directly hold equity interests in our Operating Subsidiaries, but rather purchase equity solely of Grande Group Limited, the BVI holding company.

Transfers of Cash to and from our Subsidiaries

Grande Group Limited is a holding company with no operations of its own. We conduct our operations through our Operating Subsidiaries in Hong Kong and Mainland China. Our Operating Subsidiaries, Grande Capital and Wicens International, are located and operate their business in Hong Kong, a special administrative region of the PRC, and Shenzhen Zhenjing is located and operates its business in Mainland China. Grande Group Limited relies on dividends or payments to be paid by its Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

Grande Group Limited is permitted under the laws of BVI to provide funding to its subsidiaries in Hong Kong (i.e., Grande Capital and Wicens International) through loans and/or capital contributions without restrictions on the amount of the funds. Grande Capital and Wicens International are also permitted under the laws of Hong Kong to provide funding to Grande, through dividend distributions or payments, without restrictions on the amount of the funds. Grande Consulting may transfer funds to Shenzhen Zhenjing to support its operations. Shenzhen Zhenjing may transfer funds to Grande Consulting through dividend distributions or other permitted distributions in accordance with applicable PRC laws and regulations. There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries to Grande, our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolution of directors, authorize and declare a dividend to shareholders at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and Grande will be able to pay our debts as they become due. According to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. Under PRC laws, Shenzhen Zhenjing is required to set aside at least 10% of its after-tax profits each year to fund certain statutory reserves until the aggregate amount of such reserves reaches 50% of its registered capital. In addition, Shenzhen Zhenjing may pay dividends only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. We have not adopted and do not maintain any cash management policies and procedures as of the date of this prospectus. There is no further BVI or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiaries to us.

Grande is a BVI company, Grande Capital and Wicens International are both Hong Kong companies, and Shenzhen Zhenjing is a PRC company. There are no restrictions on foreign exchange and there are no limitations on the abilities of Grande to transfer cash to or from Grande Capital and Wicens International, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restrictions on foreign exchange to transfer cash between Grande and its Hong Kong subsidiaries, across borders and to U.S. investors under Hong Kong law. However, the conversion of Renminbi into foreign currencies and the remittance of foreign currencies outside Mainland China are subject to applicable PRC foreign exchange regulations and restrictions. Since the only transfer of cash among Grande, Grande Capital and Wicens International was in the form of dividends and there are no limitations on the ability of Grande to transfer cash to or from its subsidiaries or to investors under Hong Kong law, Grande has not established cash management policies that dictate how funds are transferred.

On June 25, 2024, Grande Capital declared a cash dividend of HK$6 million (approximately US$769,231) to our Controlling Shareholder, Grande Holding Limited, for the purpose of distribution of profits obtained during the year. Save as previously disclosed, as of the years ended March 31, 2026, 2025, and 2024 neither Grande nor its subsidiaries have declared or made any dividend or contribution to their respective shareholders.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. As a holding company, our ability to pay dividends depends primarily on the receipt of dividends or other distributions from our Operating Subsidiaries. Any historical dividend or distribution by our Operating Subsidiaries does not indicate that we will declare or pay dividends on our Ordinary Shares in the future. See “Risk Factors — Risks related to our Corporate Structure — We rely on dividends and other distributions of equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC and Hong Kong government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” on page 56, and the audited consolidated financial statements and the accompanying footnotes beginning on F-1 of this prospectus, for more information.

Permission Required From the Hong Kong Authorities

Due to the licensing requirements of the HKSFC, our Operating Subsidiaries, Grande Capital and Wicens International, are required to obtain necessary licenses under the SFO to conduct its business in Hong Kong and their business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC.

As of the date of this prospectus, Grande Capital is currently licensed under the SFO to carry on Type 1 (dealing in securities) regulated activities in Hong Kong and Type 6 (advising on corporate finance) regulated activities in Hong Kong. Wicens International is currently licensed under the SFO to carry on Type 1 (dealing in securities) regulated activities in Hong Kong. These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. Grande Capital and Wicens International pay standard annual fees to the HKSFC and are subject to continuing regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others.

The following table summarizes the licenses and permissions held by our Operating Subsidiaries under the SFO, and the restrictions to such licenses and permission.

License/Permit	Issuing Authority	Licensee	Term	Restrictions and Licensing Conditions
Type 1 license (dealing in securities)	HKSFC	Grande Capital	No expiration date	The licensee shall not engage in dealing activities other than those relating to corporate finance.(1) The licensee shall not hold client assets.(2)

Type 6 license (advising on corporate finance)	HKSFC	Grande Capital	No expiration date	The licensee shall not hold client assets.(2)

Type 1 license (dealing in securities)	HKSFC	Wicens International	No expiration date	None.

(1)	Under this restriction, Grande Capital is not permitted to engage in the brokerage, trading or dealing in securities on behalf of its clients, unless such activity relates to its corporate finance engagements. An example of a permissible activity under Type 1 (dealing in securities) license Grande Capital has, is where Grande Capital acts as an underwriter/overall coordinator in an initial public offering on the HKSE for which it also serves as the sponsor under the “Sponsor Coupling” requirement by the HKSE. In such cases, the underwriting activities are directly related to Grande Capital’s corporate finance engagements and are conducted in compliance with its licensing conditions.

(2)	Under this restriction, Grande Capital is prohibited from (i) establishing or maintaining accounts that would involve holding or controlling client funds or securities; and (ii) accepting, managing, or safeguarding any money or securities on behalf of clients.

As advised by our Hong Kong counsel, David Fong & Co., as of the date of this prospectus, neither we nor our Operating Subsidiaries are required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

Regulatory Development in the PRC and Permission Required from the PRC Authorities

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong may face similar regulatory risks as those operated in Mainland China, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in China can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us.

PRC-Related Regulations and the Permission Required from the PRC Authorities Related to This Resale Registration

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the Data Security Law of the People’s Republic of China (the “PRC Data Security Law”), which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and a hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of the Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management (the “Network Data Security Regulations”), which took effect on January 1, 2025. The Network Data Security Regulations apply to network data processing activities conducted within Mainland China, and also apply to the processing of personal information of natural persons within Mainland China conducted outside of Mainland China where such processing falls within the circumstances specified in Article 3, Paragraph 2 of the PRC Personal Information Protection Law. The Network Data Security Regulations classify network data into categories and grades for protection, require network data processors to establish and improve network data security management systems, and stipulate conditions and pathways for the cross-border transfer of personal information (including via security assessment, personal information protection certification, or standard contracts).

On October 28, 2025, the Standing Committee of the 13th National People’s Congress adopted the Decision on Amending the Cybersecurity Law of the People’s Republic of China, which was promulgated on October 29, 2025 and took effect on January 1, 2026 (the “Amended Cybersecurity Law”). The Amended Cybersecurity Law clarifies that network operators processing personal information must comply with the provisions of the PRC Personal Information Protection Law and other laws and administrative regulations, and provides that critical information infrastructure operators that store personal information or important data collected and generated during their operations within Mainland China outside of Mainland China, or provide such personal information or important data to overseas parties, shall be subject to legal liability. The Amended Cybersecurity Law also significantly increases the penalties for non-compliance with network security protection obligations.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be considered as a PRC domestic company that is subject to the Trial Administrative Measures and required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China.

Grande is a holding company incorporated in the BVI with Operating Subsidiaries based in Hong Kong and Mainland China, and it does not have any VIE in Mainland China, nor is it controlled by any companies or individuals of Mainland China.

Therefore, as advised by our PRC legal counsel, China Commercial Law Firm, based on their understanding of current PRC laws, rules and regulations, as of the date of this prospectus, we and our Operating Subsidiaries are not a “PRC domestic companies” as defined under the Trial Administrative Measures that are required to go through the filing procedures under the Trial Administrative Measures, and our Operating Subsidiaries’ operations in Hong Kong and the PRC and this resale registration, the transactions contemplated by the ELOC Purchase Agreement and the continued listing of our Class A Ordinary Shares on Nasdaq are not subject to the review nor prior approval or permissions of the PRC authorities, including the CSRC.

Furthermore, as our Hong Kong subsidiary will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review before listing in the United States. Because: (i) our Hong Kong subsidiaries were incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures for Cybersecurity Review (2021); (ii) substantially all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our Operating Subsidiaries have not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Lastly, as advised by David Fong & Co., our counsel as to Hong Kong Law, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not currently be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

Therefore, based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, as advised and confirmed by our PRC Counsel, China Commercial Law Firm, our Operating Subsidiaries’ operations in Hong Kong and the PRC and this resale registration, the transactions contemplated by the ELOC Purchase Agreement and the continued listing of our Class A Ordinary Shares on Nasdaq are not subject to the review nor prior approval or permissions of the PRC authorities, including the CSRC. Additionally, neither we nor our subsidiaries are required to obtain CSRC approval prior to its listing on an exchange in the U.S. Hence, as of the date of this prospectus, neither we nor our Operating Subsidiaries have ever applied for any such permission or approval.

However, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of Trial Administrative Measures and relevant Mainland China data privacy, cybersecurity laws and other regulations. If the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiaries in Hong Kong, the business operation of our Operating Subsidiaries and this resale registration, the transactions contemplated by the ELOC Purchase Agreement and the continued listing of our Class A Ordinary Shares on Nasdaq could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities.

Moreover, if there is a significant change to the current political arrangements between Mainland China and Hong Kong, or if applicable laws, regulations or interpretations change, and/or if we were required to obtain permissions, approvals, filings or other procedures in the future in connection with this resale registration, the transactions contemplated by the ELOC Purchase Agreement or the continued listing of our Class A Ordinary Shares on a stock exchange outside of the PRC, we may be unable to obtain or complete such permissions, approvals, filings or procedures in a timely manner or at all. Any such failure could materially and adversely affect our business, financial condition, results of operations, the continued listing or trading of our Class A Ordinary Shares and the value of our Class A Ordinary Shares. See “Risk Factors — Risks Relating to our Operation in Hong Kong and Mainland China — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” On page 35.

PRC-Related Regulations and the Permission Required from the PRC Authorities Related to Serving Mainland China-Based Clients

Our Hong Kong Operating Subsidiary, Grande Capital, as a specialized corporate financial advisory services provider, serves companies seeking to go public, listed companies, institutional investors and other private and public companies in return for professional fees or advisory fees. Certain of our existing and potential clients are companies based in Mainland China or have shareholders, directors or other related parties who are Mainland China individuals. For the years ended March 31, 2026 and 2025, we had 18 and 15 clients from Hong Kong, 2 and 7 clients from Mainland China, and nil and 4 clients from Singapore, respectively. Therefore, we and our Hong Kong Operating Subsidiary are subject to certain legal and operational risks associated with our Hong Kong Operating Subsidiary being based in Hong Kong and having existing or potential clients who are companies based in Mainland China or have shareholders or directors that are Mainland China individuals. As of the date of this prospectus, the Mainland China companies who have engaged our Hong Kong Operating Subsidiary for our Hong Kong Operating Subsidiary’s listing sponsorship services for overseas listing in Hong Kong are “PRC domestic companies” under the Trial Administrative Measures and their overseas listings in Hong Kong are subject to CSRC’s review procedures and approval.

For the years ended March 31, 2025 and 2024, our revenues derived from clients in Hong Kong increased by approximately US$0.6 million from US$2.7 million in the year ended March 31, 2024 to US$3.3 million in the year ended March 31, 2025; revenues derived from clients in Mainland China decreased by approximately US$0.9 million from US$1.5 million in the year ended March 31, 2024 to US$0.6 million in the year ended March 31, 2025; and revenues derived from clients in Singapore increased by approximately US$0.1 million from US$0.3 million in the year ended March 31, 2024 to US$0.4 million in the year ended March 31, 2025.

As stipulated and required by the Trial Administrative Measures, as a condition for the “overseas securities companies” outside of Mainland China, such as our Hong Kong Operating Subsidiary, to engage PRC domestic companies in Mainland China as clients to act as their listing sponsors (i.e. in our case, to conduct Type 6 (advising on corporate finance activities) and Type 1 (dealing in securities) activities) for their overseas listings outside of Mainland China, the overseas securities companies, such as our Hong Kong Operating Subsidiary, are subject to the filing/reporting, verification and supervisory obligations to the CSRC regarding the overseas listing projects of the PRC domestic companies engaged, including: (1) filing and registering with CSRC as sponsors or underwriters who are being engaged by PRC domestic companies for their overseas listing, and submitting report to the CSRC annually on the relevant business activities of such overseas securities companies regarding overseas listings of PRC domestic companies; and (2) for each project for which the overseas securities companies have been engaged, submitting the undertakings to the CSRC that such offshore securities companies have verified and examined the documents submitted to CSRC by its clients in relation to their overseas listing, and that such documents are true, accurate and complete.

Currently, Grande Capital, our Hong Kong Operating Subsidiary, is registered with the CSRC under Article 21 of the Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. According to Article 21 of the Trial Administrative Measures, sponsors and lead underwriters engaged before March 31, 2023 for overseas listing applications to the CSRC submitted by the PRC domestic companies shall make a filing with the CSRC within 30 working days after March 31, 2023 in a prescribed form specified in Supporting Guideline No. 5 of the Trial Administrative Measures. Therefore, although the offering of our securities in the United States and the operation of our Hong Kong Operating Subsidiary in Hong Kong do not require approvals, licenses, permits, or qualifications from the PRC authorities, such as the CSRC or the CAC, as long as our Hong Kong Operating Subsidiary conducts regulated activities in Hong Kong that involve PRC domestic companies, our Hong Kong Operating Subsidiary is subject to regulatory oversight from the CSRC under the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies.

As stipulated by the Trial Administrative Measures, if the CSRC were to believe, in the process of execution of the projects sponsored by our Hong Kong Operating Subsidiary, that the Hong Kong Operating Subsidiary is in violation of its undertakings to the CSRC, or failed to exercise proper diligence, or has made misrepresentations to the CSRC or relevant PRC authority, the CSRC and PRC authorities may issue correction order and warnings, impose pecuniary penalties against us, the responsible staff, directors, or other officers of the Hong Kong Operating Subsidiary, and prohibit us and our Hong Kong Operating Subsidiary from providing our services to PRC domestic companies in Mainland China, thereby causing our Hong Kong Operating Subsidiary to lose access to the Mainland China market. Furthermore, the Trial Administrative Measure explicitly stipulated that the CSRC may also refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of our Hong Kong Operating Subsidiary, we and our Hong Kong Operating Subsidiary could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties, by the HKSFC. See “Risk Factors” for further details.

As of the date of this prospectus, neither we nor our Operating Subsidiaries have been informed by any PRC governmental authority, including the CSRC, of the violation of the undertaking or any obligations to the CSRC. We believe our Hong Kong Operating Subsidiary and we have complied with all applicable laws and regulations in connection with the engagement with PRC clients in Mainland China in all material respects.

We are also aware that PRC authorities have recently imposed penalties against several offshore online securities brokerage firms outside of Mainland China and banned such firms from offering trading services to Mainland China clients, alleging that such firms have unlawfully offered offshore securities trading services in Mainland China, and unlawfully solicited Mainland China retail investors. As confirmed and advised by our PRC Counsel, China Commercial Law Firm, these regulatory actions of PRC authorities will not have an impact on the business and operations of our Operating Subsidiaries or this resale registration, our Hong Kong Operating Subsidiary is not subject to the relevant PRC law and regulations covering the marketing or acquisition of clients for the type of services provided by it, and no permissions, licenses, and consents are required from the PRC authorities to solicit clients in the PRC, since:

1.	The business and operation of our Hong Kong Operating Subsidiary, Grande Capital, and its licensing conditions under the SFO are centered on Type 6 (advising on corporate finance) regulated activities as a specialized corporate financial advisory services provider that focuses on listing sponsorships, corporate financial advisory and compliance advisory services, serving exclusively the companies seeking to go public, listed companies, institutional investors, or other private or public companies, in return for professional or advisory fees. Different from the full-service financial institutions or securities brokerage and dealing service providers, our Hong Kong Operating Subsidiary does not, and cannot, under its licensing conditions by the HKSFC and the current regulatory regime in Hong Kong, provide securities brokerage and trading or investment management services to individual clients, the public or retail investors, regardless of the jurisdictions where the clients are located.

2.	Due to the licensing conditions imposed by the HKSFC, our Hong Kong Operating Subsidiary is not permitted to hold client assets, i.e., establishing or maintaining any client accounts that would involve holding or controlling client funds or securities, and accepting, managing, or safeguarding any money or securities on behalf of clients, and the Hong Kong Operating Subsidiary is not permitted to engage in the brokerage, trading or dealing in securities on behalf of its clients, unless such underwriting activity relates to listing sponsor engagements of our Hong Kong Operating Subsidiary under the “Sponsor Coupling” requirement.

3.	The business and operation of the Hong Kong Operating Subsidiary are strictly confined to advisory services in relation to corporate finance and do not involve the holding or controlling of the client’s assets and the maintenance or operation of client accounts that would involve holding, transferring, or controlling client funds or assets. All of our current and former clients and projects, including the companies in Mainland China, are originated from the professional networks of our management and project execution team, referrals, and direct approach by the clients. Due to the business model and the nature of services of our Operating Subsidiaries, while we maintain a company website that introduces our services and showcases our completed projects, we and our Hong Kong Operating Subsidiary do not advertise our services to the general public or the retail investors, market our services through mass media, or publicly solicit for clients, in any jurisdiction, including Hong Kong and the Mainland China;

4.	The role of the overseas listing sponsor and underwriters in support of PRC domestic companies to conduct corporate finance activities outside of Mainland China and the performance of duties as the overseas listing sponsors in Mainland China are officially endorsed and supported by relevant policies and PRC law and regulations, such as the Trial Administrative Measures. Our Hong Kong Operating Subsidiary is registered with the CSRC and recognized as an overseas securities company offering sponsorship services. Except for the relevant filing, reporting and verification obligations undertaken by our Operating Subsidiary as required by the Trial Administrative Measures, the acquisition and engagement of PRC clients by our Hong Kong Operating Subsidiary and the performance of its listing sponsorship duties in Mainland China are not subject to other PRC law and regulations; and

5.	Since the beginning of our operation and until the date of this prospectus, neither we nor our Hong Kong Operating Subsidiary have been informed by any PRC governmental authorities, of the violation of any applicable laws, regulations or policies in connection with the marketing of our Hong Kong Operating Subsidiary’s services or the solicitation or engagement with PRC clients in Mainland China.

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are exempt from the short-swing trading liability provisions under Section 16 of the Exchange Act. In addition, while we are generally exempt from the Section 16(a) reporting requirements for insiders, effective March 18, 2026, our executive officers and directors will be required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC disclosing their beneficial ownership of, and transactions in, our securities. Our principal shareholders who are not officers or directors will remain exempt from the Section 16(a) reporting requirements.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

In determining whether more than 50% of our outstanding voting securities are held by U.S. residents, we will examine the record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers and any beneficial ownership reports or other information available to us in the U.S. and the British Virgin Islands (our home jurisdiction). If more than 50% of our outstanding voting securities (i.e. sum of outstanding Class A Ordinary Shares and Class B Ordinary Shares, each counting as one share) are held by U.S. residents and any of the above three circumstances apply, we would cease to be a foreign private issuer.

As a foreign private issuer, we are permitted under Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain Nasdaq corporate governance requirements, provided that we disclose each Nasdaq requirement that we do not follow and describe the home country practice that we follow in lieu of such requirement. On July 20, 2026, we furnished a Form 6-K disclosing that we have elected to rely on the home country practice exemption under Nasdaq Listing Rule 5615(a)(3) with respect to certain Nasdaq shareholder approval requirements, including Nasdaq Listing Rules 5635(a), 5635(b), 5635(c) and 5635(d). As a result, we may follow British Virgin Islands law and practice in lieu of such Nasdaq shareholder approval requirements, including with respect to certain issuances of securities that would otherwise require shareholder approval under Nasdaq rules.

The British Virgin Islands home country practice that we follow in lieu of Nasdaq Listing Rule 5635(d) permits us to issue securities in excess of 19.99% of our outstanding Ordinary Shares without obtaining shareholder approval, subject to compliance with applicable BVI law and our Amended and Restated Memorandum and Articles of Association. This practice differs significantly from Nasdaq rules applicable to U.S. domestic issuers, which generally require shareholder approval for any issuance of 20% or more of the outstanding shares at a price below the Nasdaq Minimum Price. Our reliance on home country practice may afford less protection to our shareholders than would be available under Nasdaq’s shareholder approval requirements applicable to U.S. domestic issuers. In particular, shareholders will not have the opportunity to vote on issuances of Class A Ordinary Shares under the ELOC Purchase Agreement that exceed the Exchange Cap, which could result in substantial dilution to existing shareholders without their consent.

Implications of Being a Controlled Company

As of the date of this prospectus, Mr. Tak Kai Raymond, Tam (our ultimate controlling shareholder and majority shareholder of Grande Holding Limited) and Ms. Tianhang, Zhao beneficially own approximately 96.07% of the voting power of our outstanding Ordinary Shares, through their ownership of Grande Holding Limited, which holds 15,194,000 Class A Ordinary Shares and all 5,000,000 Class B Ordinary Shares, with each Class B Ordinary Share entitled to twenty (20) votes. As a result, we may be deemed a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c), which defines a controlled company as a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. A controlled company is eligible to rely on certain exemptions from Nasdaq corporate governance requirements, including: the requirement that a majority of the board of directors consist of independent directors; the requirement that director nominees be selected or recommended solely by independent directors or by a nominations committee composed solely of independent directors; and the requirement that executive officer compensation be determined or recommended solely by independent directors or by a compensation committee composed solely of independent directors. We do not currently intend to rely on the controlled company exemptions, except as otherwise disclosed in this prospectus. However, we could elect to rely on these exemptions in the future. If we elect to rely on the controlled company exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Corporate Information

Our principal executive offices are located at Suite 2701, 27/F, Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong. Our registered office in the BVI is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Grande Capital maintains a website at https://grande-capital.com/. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

THE OFFERING

Securities being Offered by the Selling Shareholder(1):

Up to 50,000,000 Class A Ordinary Shares, consisting of (i) Class A Ordinary Shares that may be issued and sold by us to the Investor pursuant to Purchase Notices delivered under the ELOC Purchase Agreement and (ii) Class A Ordinary Shares that may be issued by us to the Investor as Commitment Shares, having an aggregate value of up to US$400,000, pursuant to Section 6.4 of the ELOC Purchase Agreement. In no event will the aggregate number of Class A Ordinary Shares offered for resale under this prospectus exceed 50,000,000.

Class A Ordinary Shares and Class B Ordinary Shares Outstanding prior to Completion of this Resale Registration:	19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares.

Class A Ordinary Shares and Class B Ordinary Shares to be Outstanding after this resale registration:

69,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares, assuming the issuance of all 50,000,000 Class A Ordinary Shares registered for resale under this prospectus, including all Commitment Shares. The actual number of Class A Ordinary Shares outstanding after this resale registration will depend on the number of Class A Ordinary Shares, if any, that we issue and sell to the Investor pursuant to Purchase Notices under the ELOC Purchase Agreement and the number of Commitment Shares, if any, that are issued to the Investor, and may be substantially fewer than the number registered. See “Dilution.”

Trading Market and Symbol:	Our Class A Ordinary Shares are listed on Nasdaq Capital Market under the symbol “GRAN”. The Class A Ordinary Shares offered hereby will trade on the Nasdaq Capital Market under the symbol “GRAN”.

Transfer Agent:	VStock Transfer, LLC

Risk Factors:	See “Risk Factors” beginning on page 27 for a discussion of risks you should carefully consider before investing in our Class A Ordinary Shares.

Use of Proceeds:	We will not receive any proceeds from any resale of the Class A Ordinary Shares by the Investor. However, we may receive up to US$40,000,000 in aggregate gross purchase price from the Investor under the ELOC Purchase Agreement in connection with sales of Class A Ordinary Shares to the Investor pursuant to Purchase Notices after the date of this prospectus, subject to the terms, conditions and limitations set forth in the ELOC Purchase Agreement. The amount payable to us for Class A Ordinary Shares sold pursuant to a Purchase Notice will equal the applicable Investment Amount, which means the gross price of the Purchase Notice Shares, less Clearing Costs.

We intend to use any proceeds from the Facility primarily for strengthening our corporate finance advisory business, developing our asset management business, pursuing potential acquisitions and other strategic investments, increasing our liquid capital and general working capital and corporate purposes. As of the date of this prospectus, we have not identified any target in connection with potential acquisitions or other strategic investments. See “Use of Proceeds” on page 62 for additional information.

Plan of Distribution:	The Investor may sell all or a portion of the Class A Ordinary Shares beneficially owned by it and covered by this prospectus from time to time directly or through one or more methods described in this prospectus. Registration of the Class A Ordinary Shares covered by this prospectus does not mean, however, that such shares necessarily will be offered or sold.

The Investor’s resales of Commitment Shares are subject to a leak-out restriction under the ELOC Purchase Agreement, pursuant to which the Investor may not sell, on any Business Day, a number of Commitment Shares exceeding 10% of the total trading volume of our Class A Ordinary Shares on the Principal Market on such Business Day. See “Plan of Distribution.”

(1)	The number of Class A Ordinary Shares that we may issue under the ELOC Purchase Agreement is subject to the Exchange Cap, which limits issuances under the ELOC Purchase Agreement to 19.99% of our outstanding Ordinary Shares as of July 16, 2026, unless shareholder approval is obtained or the Exchange Cap otherwise does not apply in accordance with its terms, including as a result of the Company’s election to follow home country practice in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635(d), to the extent applicable. The number of Class A Ordinary Shares that may be issued to the Investor under the ELOC Purchase Agreement is also subject to the Beneficial Ownership Limitation, pursuant to which the Investor will not be required to purchase, and we will not issue, Class A Ordinary Shares pursuant to a Purchase Notice to the extent that, after giving effect to such purchase, the Investor would beneficially own more than 4.99% of the number of Ordinary Shares outstanding immediately prior to the issuance of the Class A Ordinary Shares issuable pursuant to such Purchase Notice, as determined in accordance with Section 13 of the Exchange Act and the rules and regulations thereunder, including Rule 13d-3. The Investor may increase the Beneficial Ownership Limitation up to 9.99% at its sole discretion upon 61 days’ prior written notice to us.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, any prospectus supplement or post-effective amendment, and any documents or information expressly incorporated by reference into this prospectus to the extent permitted by applicable SEC rules. The risks described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business, financial condition, results of operations, prospects and the trading price of our Class A Ordinary Shares.

Risks Relating to this Resale Registration and Ownership of our Securities

It is not possible to predict the actual number of Class A Ordinary Shares, if any, we will sell under the ELOC Purchase Agreement to the Investor, the actual number of Commitment Shares that may be issued to the Investor, or the actual proceeds resulting from those sales.

Effective as of July 16, 2026, we entered into the ELOC Purchase Agreement with the Investor, pursuant to which the Investor committed to purchase up to US$40,000,000 of Class A Ordinary Shares, subject to certain limitations and conditions set forth in the ELOC Purchase Agreement. Class A Ordinary Shares that may be issued under the ELOC Purchase Agreement may be sold by us to the Investor at our discretion from time to time.

We generally have the right to control the timing and amount of any sales of our Class A Ordinary Shares to the Investor under the ELOC Purchase Agreement. Sales of our Class A Ordinary Shares to the Investor, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Investor all, some or none of the Class A Ordinary Shares that may be available for us to sell pursuant to the ELOC Purchase Agreement. In addition, our ability to sell Class A Ordinary Shares to the Investor is subject to the terms, conditions and limitations set forth in the ELOC Purchase Agreement, including the Purchase Notice Limit, the Beneficial Ownership Limitation, the Exchange Cap, DWAC eligibility requirements, restrictions on delivery of Purchase Notices during any PEA Period or OTC Blackout, and the continued effectiveness and availability of the registration statement of which this prospectus forms a part. Because the purchase price per share for any Purchase Notice will fluctuate based on the market price of our Class A Ordinary Shares and because the number of Commitment Shares depends on the applicable closing price of our Class A Ordinary Shares and whether the applicable Investment Amount milestones are achieved, it is not possible as of the date of this prospectus to predict the actual number of Class A Ordinary Shares that we may issue to the Investor or the actual proceeds that we may receive under the ELOC Purchase Agreement.

Because the purchase price per share to be paid by the Investor for Class A Ordinary Shares, if any, that we may elect to sell to the Investor under the ELOC Purchase Agreement will fluctuate based on the market price of our Class A Ordinary Shares and the type and timing of the applicable Purchase Notice, we cannot predict the number of Class A Ordinary Shares that we may issue and sell to the Investor under the ELOC Purchase Agreement. Depending on the market price of our Class A Ordinary Shares and the number of Class A Ordinary Shares registered for resale under this prospectus, the number of Class A Ordinary Shares registered for resale may not be sufficient for us to receive aggregate gross proceeds equal to the full US$40,000,000 Commitment Amount. The number of Commitment Shares that may be issued to the Investor is also not fixed as of the date of this prospectus because the number of shares issuable for each tranche is determined by dividing US$100,000 by the applicable closing price of our Class A Ordinary Shares, and because the second, third and fourth tranches are issuable only if the applicable aggregate Investment Amount milestones are achieved. If we seek to issue and sell to the Investor more Class A Ordinary Shares than are registered for resale under this prospectus, we must first register the resale of such additional Class A Ordinary Shares under the Securities Act, which could cause additional dilution to our shareholders.

Moreover, if we elect to sell to the Investor all of the Class A Ordinary Shares being registered for resale under this prospectus pursuant to Purchase Notices, depending on the market price of the Class A Ordinary Shares and the type and timing of each Purchase Notice, the actual gross proceeds from the sale of all such shares may be substantially less than US$40,000,000 available to us under the ELOC Purchase Agreement, which could materially adversely affect our liquidity. If it becomes necessary for us to issue and sell to the Investor under the ELOC Purchase Agreement more than the 50,000,000 Class A Ordinary Shares being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to US$40,000,000 under the ELOC Purchase Agreement, we must file with the SEC one or more additional registration statements to register the resale by the Investor of any such additional Class A Ordinary Shares, which the SEC must declare effective before we may issue and sell such additional Class A Ordinary Shares to the Investor, unless such shares may be resold under an available exemption from registration. Any issuance and resale of additional Class A Ordinary Shares would cause additional dilution to our shareholders and could adversely affect the market price of our Class A Ordinary Shares.

In addition, the issuance of Commitment Shares to the Investor may cause dilution to our shareholders even if we do not receive the full US$40,000,000 in proceeds under the ELOC Purchase Agreement. See “Risk Factors — The issuance of Commitment Shares to the Investor may cause dilution to our shareholders even if we do not receive the full US$40,000,000 of proceeds under the ELOC Purchase Agreement.” Under the ELOC Purchase Agreement, the Investor may receive Commitment Shares having an aggregate value of up to US$400,000, representing one percent (1%) of the US$40,000,000 Commitment Amount. The first tranche of Commitment Shares, having a value of US$100,000, is fully earned and due upon the execution date and will be issued and delivered promptly, and in any event within two Business Days, following the date on which the Registration Statement is declared effective by the SEC. The remaining three tranches, each having a value of US$100,000, are issuable only if the applicable Investment Amount milestones are achieved. Accordingly, we may issue Commitment Shares to the Investor even if we do not receive the full amount of proceeds available under the ELOC Purchase Agreement, and any such issuance will dilute the ownership interests of our existing shareholders.

We are not required or permitted to issue any Class A Ordinary Shares under the ELOC Purchase Agreement if such issuance would breach our obligations under the rules or regulations of Nasdaq or the Principal Market, except to the extent we are permitted to follow home country practice in lieu of certain Nasdaq shareholder approval requirements. In addition, the Investor will not be required to purchase, and we will not issue, any Class A Ordinary Shares pursuant to a Purchase Notice to the extent that, after giving effect to such purchase, the Investor would beneficially own more than 4.99% of the number of Ordinary Shares outstanding immediately prior to the issuance of the Class A Ordinary Shares issuable pursuant to such Purchase Notice, as determined in accordance with Section 13 of the Exchange Act and the rules and regulations thereunder, including Rule 13d-3. The ELOC Purchase Agreement provides that the Investor may increase the Beneficial Ownership Limitation up to 9.99% at its sole discretion upon 61 days’ prior written notice to us. Our inability to access a part or all of the amount available under the ELOC Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

The ELOC Purchase Agreement contains an Exchange Cap that limits the number of Class A Ordinary Shares we may issue under the ELOC Purchase Agreement to 19.99% of our outstanding Ordinary Shares as of July 16, 2026, unless shareholder approval is obtained to issue shares in excess of the Exchange Cap or the Exchange Cap otherwise does not apply in accordance with its terms. Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “GRAN,” and this registration statement does not relate to an initial listing of our Class A Ordinary Shares on Nasdaq. Accordingly, our Nasdaq analysis in connection with the ELOC Purchase Agreement relates primarily to continued listing compliance and transaction-specific Nasdaq requirements, including any applicable shareholder approval requirements under Nasdaq Listing Rule 5635(d), the Exchange Cap, any applicable “minimum price” exception, any aggregation requirements under Nasdaq rules and any exemption available to us as a foreign private issuer. The Exchange Cap will not apply if (A) at the time the Exchange Cap is reached and at all times thereafter, the average price paid for all Ordinary Shares issued under the ELOC Purchase Agreement is equal to or greater than the Nasdaq Minimum Price, calculated in accordance with the rules of the Principal Market, or (B) we are exempt from obtaining shareholder approval for the issuance of shares above the Exchange Cap under the rules of the Principal Market, including as a result of our election to follow home country practice in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635(d), to the extent applicable. Our reliance on home country practice in lieu of Nasdaq Listing Rule 5635(d) means that we may issue Class A Ordinary Shares above the Exchange Cap without obtaining shareholder approval. However, even if we rely on home country practice, we are not permitted to issue Class A Ordinary Shares if such issuance would violate other applicable rules of the Principal Market, including Nasdaq listing requirements for continued listing. We may be required to obtain shareholder approval for certain issuances if our home country practice exemption is not available or if Nasdaq determines that our reliance on home country practice is not permitted in the circumstances. The Exchange Cap will be reduced, on a share-for-share basis, by the number of Ordinary Shares issued or issuable that may be aggregated with the transactions contemplated by the ELOC Purchase Agreement under applicable rules of the Principal Market. Notwithstanding the foregoing, we are not required or permitted to issue, and the Investor is not required or permitted to purchase, any Class A Ordinary Shares under the ELOC Purchase Agreement if such issuance would violate the rules or regulations of the Principal Market. For purposes of the ELOC Purchase Agreement, the “Nasdaq Minimum Price” means a price equal to the lower of (i) the Nasdaq Official Closing Price immediately preceding the execution of the ELOC Purchase Agreement and (ii) the arithmetic average of the five Nasdaq Official Closing Prices for the Ordinary Shares immediately preceding the execution of the ELOC Purchase Agreement, calculated in accordance with applicable Nasdaq rules.

The pricing mechanics of the ELOC Purchase Agreement may create a downward spiral in our stock price and result in substantial dilution to our shareholders.

Under the ELOC Purchase Agreement, the purchase price for Class A Ordinary Shares sold pursuant to a Rapid Purchase Notice is based on the average of the four lowest traded prices during the Rapid Valuation Period (the same Business Day as the Purchase Notice), and the purchase price for a VWAP Purchase Notice is 97% of the lowest daily VWAP during the three consecutive Business Days commencing on the VWAP Purchase Notice Date. This pricing mechanism may create an incentive for the Investor to sell Class A Ordinary Shares shortly after acquisition, which could exert downward pressure on the market price of our Class A Ordinary Shares.

A decline in our stock price would result in lower purchase prices for subsequent Purchase Notices, requiring us to issue a greater number of Class A Ordinary Shares to raise the same amount of proceeds. This increased issuance could further depress our stock price, creating a feedback loop that results in substantial dilution to existing shareholders. In a sustained downward market, we may be forced to issue significantly more shares than anticipated to access the full US$40,000,000 Commitment Amount, or we may determine that the dilutive effect of such issuances is not in the best interests of our shareholders and therefore choose not to deliver Purchase Notices, limiting our access to capital under the ELOC Purchase Agreement.

Investors who buy Class A Ordinary Shares from the Investor at different times will likely pay different prices.

Pursuant to the ELOC Purchase Agreement, we will have discretion to vary the timing and number of Class A Ordinary Shares sold to the Investor, subject to the terms, conditions and limitations set forth in the ELOC Purchase Agreement. If and when we elect to sell Class A Ordinary Shares to the Investor pursuant to the ELOC Purchase Agreement, after the Investor has acquired such Class A Ordinary Shares, the Investor may resell all, some or none of such Class A Ordinary Shares at any time or from time to time in its sole discretion and at different prices, subject to applicable law and, with respect to Commitment Shares, the leak-out restriction described elsewhere in this prospectus. As a result, investors who purchase Class A Ordinary Shares from the Investor in this resale registration at different times will likely pay different prices for those Class A Ordinary Shares, and so may experience different levels of dilution and, in some cases, substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the Class A Ordinary Shares they purchase from the Investor in this resale registration as a result of future sales made by us to the Investor at prices lower than the prices such investors paid for their Class A Ordinary Shares.

The sale of a substantial amount of Class A Ordinary Shares by the Investor in the public market could adversely affect the prevailing market price of our Class A Ordinary Shares.

We are registering for resale up to 50,000,000 Class A Ordinary Shares that may be issued to the Investor under the ELOC Purchase Agreement, including Class A Ordinary Shares that may be issued and sold to the Investor pursuant to Purchase Notices and Class A Ordinary Shares that may be issued to the Investor as Commitment Shares. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our Class A Ordinary Shares. The Investor’s resales of Commitment Shares are subject to a leak-out restriction under the ELOC Purchase Agreement, pursuant to which the Investor may not sell, on any Business Day, a number of Commitment Shares exceeding 10% of the total trading volume of our Class A Ordinary Shares on the Principal Market on such Business Day. However, this leak-out restriction applies only to Commitment Shares and does not prevent the Investor from reselling Purchase Notice Shares, subject to applicable law and the terms of the ELOC Purchase Agreement. The sale of all or a substantial portion of the Class A Ordinary Shares registered for resale under this prospectus could cause the market price of our Class A Ordinary Shares to decline.

The Selling Shareholder and other distribution participants may be subject to Regulation M, which could affect the timing of resales of Class A Ordinary Shares covered by this prospectus.

The Selling Shareholder and any other person participating in the distribution of the Class A Ordinary Shares covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. Regulation M may limit the timing of purchases and sales of our Class A Ordinary Shares by the Selling Shareholder and any other participating person, and may restrict the ability of any person engaged in the distribution of the Class A Ordinary Shares covered by this prospectus to engage in market-making activities with respect to our Class A Ordinary Shares. These restrictions may affect the marketability of the Class A Ordinary Shares covered by this prospectus and the timing of resales by the Selling Shareholder.

The Investor may purchase Class A Ordinary Shares at prices below the then-prevailing market price and may receive Commitment Shares without paying cash consideration, which could allow the Investor to realize a positive return even if the market price of our Class A Ordinary Shares declines.

The Investor may purchase Class A Ordinary Shares pursuant to Purchase Notices at prices that may be below the then-prevailing market price of our Class A Ordinary Shares. In addition, the Investor may receive Commitment Shares as consideration for its commitment under the ELOC Purchase Agreement without paying cash consideration for such Commitment Shares. As a result, the Investor may have an incentive to sell Class A Ordinary Shares covered by this prospectus at prices lower than the prices paid by public investors, and the Investor may realize a positive return on its investment even if the public trading price of our Class A Ordinary Shares declines. Such sales could further depress the market price of our Class A Ordinary Shares and increase dilution to existing shareholders.

The Investor has certain unilateral rights under the ELOC Purchase Agreement that could adversely affect our ability to control the timing and terms of our capital raising activities.

Under the ELOC Purchase Agreement, the Investment Limit of US$3,000,000 per Purchase Notice is “subject to increase at the sole discretion of the Investor”. This gives the Investor the unilateral right to increase its commitment per Purchase Notice beyond US$3,000,000, which could result in the issuance of a larger number of Class A Ordinary Shares in a single transaction than we anticipate, potentially causing greater dilution to our shareholders.

In addition, the Investor may waive the Purchase Notice Limit at any time, and may increase the Beneficial Ownership Limitation from 4.99% up to 9.99% at its sole discretion upon 61 days’ prior written notice. These unilateral rights give the Investor significant control over the maximum size of each purchase and the number of shares it may acquire, which could result in greater dilution than anticipated and could adversely affect the market price of our Class A Ordinary Shares.

The Exchange Cap may limit our ability to access the full amount available under the ELOC Purchase Agreement, unless shareholder approval is obtained or the Exchange Cap otherwise does not apply in accordance with its terms.

Our ability to issue Class A Ordinary Shares under the ELOC Purchase Agreement may be limited by the Exchange Cap, which limits issuances under the ELOC Purchase Agreement to 19.99% of our outstanding Ordinary Shares as of July 16, 2026, unless shareholder approval is obtained or the Exchange Cap otherwise does not apply in accordance with its terms. Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “GRAN,” and we are subject to Nasdaq rules, including rules relating to shareholder approval for certain issuances of securities. If the Exchange Cap applies and we are unable to obtain shareholder approval or rely on an available exemption, including any exemption available to us as a foreign private issuer, we may be unable to issue Class A Ordinary Shares under the ELOC Purchase Agreement in excess of the Exchange Cap and may not be able to access the full US$40,000,000 Commitment Amount. In addition, the Exchange Cap may be reduced, on a share-for-share basis, by the number of Ordinary Shares issued or issuable that may be aggregated with the transactions contemplated by the ELOC Purchase Agreement under applicable Nasdaq rules. Any limitation on our ability to issue Class A Ordinary Shares under the ELOC Purchase Agreement could materially limit our ability to raise capital under the ELOC Purchase Agreement. If we issue a substantial number of Class A Ordinary Shares under the ELOC Purchase Agreement, such issuances may result in substantial dilution to our existing shareholders and may adversely affect the market price of our Class A Ordinary Shares.

If we fail to satisfy the Nasdaq Minimum Price condition, the Exchange Cap will limit our ability to issue Class A Ordinary Shares under the ELOC Purchase Agreement, which could materially restrict our access to capital.

The Exchange Cap limits the number of Class A Ordinary Shares we may issue under the ELOC Purchase Agreement to 19.99% of our outstanding Ordinary Shares as of July 16, 2026, unless shareholder approval is obtained or the Exchange Cap otherwise does not apply. The Exchange Cap will not apply only if, among other conditions, at the time the Exchange Cap is reached and at all times thereafter, the average price paid for all Ordinary Shares issued under the ELOC Purchase Agreement is equal to or greater than the Nasdaq Minimum Price.

There can be no assurance that our Class A Ordinary Shares will trade at or above the Nasdaq Minimum Price at the time the Exchange Cap is reached. If our stock price declines below the Nasdaq Minimum Price, the Exchange Cap will become applicable and we will be unable to issue Class A Ordinary Shares under the ELOC Purchase Agreement in excess of the Exchange Cap without obtaining shareholder approval, which we may be unable to obtain on favorable terms or at all. This limitation could materially restrict our ability to access the full US$40,000,000 Commitment Amount under the ELOC Purchase Agreement and could adversely affect our liquidity and financial condition.

If the registration statement of which this prospectus forms a part is not effective or available for use, we may be unable to sell Class A Ordinary Shares to the Investor under the ELOC Purchase Agreement.

The Investor’s obligation to purchase Class A Ordinary Shares under the ELOC Purchase Agreement is subject to, among other things, the registration statement of which this prospectus forms a part being effective and available for the resale of the Securities by the Investor. If this registration statement is not declared effective, ceases to be effective, is subject to a stop order, or is otherwise unavailable for use by the Investor, we may be unable to deliver Purchase Notices or require the Investor to purchase Class A Ordinary Shares under the ELOC Purchase Agreement. Any such limitation could reduce our ability to access capital under the ELOC Purchase Agreement when needed and could materially adversely affect our liquidity and financial condition.

Future sales of our Class A Ordinary Shares may further dilute the Class A Ordinary Shares and adversely impact the price of our Class A Ordinary Shares.

As of the date of this prospectus, we had 19,906,250 Class A Ordinary Shares issued and outstanding. If the holder of our free trading shares wanted to sell these shares, there might not be enough purchasers to maintain the market price of our Class A Ordinary Shares on the date of such sales. Any such sales, or the fear of such sales, could substantially decrease the market price of our Class A Ordinary Shares and the value of your investment.

The issuance of Commitment Shares to the Investor may cause dilution to our shareholders even if we do not receive the full US$40,000,000 of proceeds under the ELOC Purchase Agreement.

In addition, the number of Commitment Shares that may be issued to the Investor is not fixed as of the date of this prospectus because the number of shares issuable for each tranche is determined by reference to the applicable closing price of our Class A Ordinary Shares, and because the second, third and fourth tranches are issuable only if the applicable aggregate Investment Amount milestones are achieved. Any issuance of Commitment Shares will dilute the ownership interests of our existing shareholders.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional Class A Ordinary Shares or other securities convertible into or exchangeable for our Class A Ordinary Shares that could result in further dilution to the investor purchasing our Class A Ordinary Shares in this resale registration or result in downward pressure on the price of our Class A Ordinary Shares. We may sell our Class A Ordinary Shares or other securities in any other offering at prices that are higher or lower than the prices paid by the investor in this resale registration, and the investor purchasing shares or other securities in the future could have rights superior to existing shareholders. Moreover, to the extent that we issue options or warrants to purchase, or securities convertible into or exchangeable for, our Class A Ordinary Shares in the future and those options, warrants or other securities are exercised, converted or exchanged, shareholders may experience further dilution.

The ELOC Purchase Agreement restricts our ability to enter into other similar equity line transactions, which could limit our financing flexibility.

The ELOC Purchase Agreement restricts our ability to enter into other similar equity line transactions, which could limit our financing flexibility. From July 16, 2026 until the end of the Commitment Period, we are prohibited from entering into any “equity line,” “committed equity facility,” “standby equity purchase agreement,” or substantially similar transaction with any person other than the Investor, whereby such person is bound to purchase our securities over a period of time at a price based on the market price of our Class A Ordinary Shares at the time of each purchase, less any discounts or commissions. This restriction does not prohibit us from entering into other types of financing, offering, issuance or transaction, including public or private offerings, PIPE transactions, registered direct offerings, rights offerings, at-the-market offerings through a registered broker-dealer, debt financings, merger or acquisition consideration issuances, or issuances under equity incentive or compensation plans. However, the restriction on other equity line transactions may limit the sources of committed equity financing available to us during the Commitment Period.

We may be required to make liquidated damages payments to the Investor if we fail to satisfy certain obligations under the ELOC Purchase Agreement.

The ELOC Purchase Agreement provides that we may be required to make certain liquidated damages payments to the Investor if we fail to satisfy specified obligations. We are required to include in the Registration Statement all Commitment Shares issuable pursuant to all tranches under the Commitment Shares provision. If we fail to timely do so, the ELOC Purchase Agreement provides that, in addition to all other remedies available at law, in equity or otherwise under the ELOC Purchase Agreement, liquidated damages of US$125,000 will become immediately due and payable to the Investor at its election in the form of a cash payment. In addition, if we provide material non-public information to the Investor without its prior written consent and fail to immediately file a Form 6-K disclosing such information, the ELOC Purchase Agreement provides that we must pay the Investor partial liquidated damages of US$1,000 per day beginning with the day the information is disclosed to the Investor and ending on and including the day the Form 6-K disclosing the information is filed. Any such liquidated damages payments could adversely affect our liquidity and financial condition.

The market for our Class A Ordinary Shares may not provide investors with adequate liquidity.

The liquidity of the market for our Class A Ordinary Shares depends on a number of factors, including our financial condition and operating results, the number of holders of our Class A Ordinary Shares, the market for similar securities and the interest of securities dealers in making a market in the securities. We cannot predict the extent to which investor interest in the Company will maintain a trading market in our Class A Ordinary Shares, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling Class A Ordinary Shares that they hold.

Since we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

Our share price is highly volatile. During the period from August 11, 2025 to August 12, 2026, the closing price of our Class A Ordinary Shares ranged from a high of US$5.91 per Class A Ordinary Share to a low of US$0.80 per Class A Ordinary Share. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may lose some or all of your investment in our Class A Ordinary Shares.

Our management will have broad discretion over the use of proceeds we receive from sales of Class A Ordinary Shares pursuant to the ELOC Purchase Agreement in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds from sales of Class A Ordinary Shares made pursuant to the ELOC Purchase Agreement, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. However, we have not determined the specific allocation of any net proceeds among these potential uses, and the ultimate use of the net proceeds may vary from the currently intended uses. The net proceeds may be used for corporate purposes that do not enhance our operating results or the value of our Class A Ordinary Shares.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the BVI law, namely the Company may only pay dividends if we are solvent immediately after the dividend payment in the sense that the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after this resale registration or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares. See “Dividend Policy” section for more information.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months after the end of each fiscal year. In addition, we are required to furnish reports on Form 6-K to the SEC regarding certain information that we make public in our home country, file with and make public by any stock exchange on which our securities are traded, or distribute to our shareholders. We are also required to comply with applicable Nasdaq Listing Rules, including continued listing requirements and corporate governance requirements, subject to exemptions available to foreign private issuers and any home country practice exemptions properly disclosed by us. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we may follow home country practice in lieu of certain Nasdaq shareholder approval requirements, which may afford less protection to shareholders than Nasdaq’s shareholder approval rules.

As a foreign private issuer, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, in lieu of certain Nasdaq corporate governance requirements otherwise applicable to U.S. domestic issuers, provided that we disclose each Nasdaq requirement that we do not follow and describe the home country practice that we follow in lieu of such requirement. We may rely on home country practice with respect to certain Nasdaq requirements, including requirements relating to shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635, the composition of our board of directors or committees of our board, and other corporate governance matters, to the extent permitted by Nasdaq Listing Rule 5615(a)(3) and applicable law. On July 20, 2026, we furnished a Form 6-K disclosing that we elected to rely on the home country practice exemption under Nasdaq Listing Rule 5615(a)(3) with respect to certain Nasdaq shareholder approval requirements, including Nasdaq Listing Rules 5635(a), 5635(b), 5635(c) and 5635(d). Accordingly, we may follow British Virgin Islands law and practice in lieu of such Nasdaq shareholder approval requirements. As a result, we may not seek shareholder approval for certain transactions, including certain issuances of securities, that would otherwise require shareholder approval under Nasdaq rules if we were a domestic U.S. issuer. Our reliance on home country practice may afford less protection to our shareholders than would be available under Nasdaq’s shareholder approval requirements applicable to domestic U.S. issuers.

Because we have elected to follow home country practice in lieu of certain Nasdaq shareholder approval requirements, we may issue securities without shareholder approval in circumstances where Nasdaq would otherwise require shareholder approval, which may result in additional dilution.

Because we have elected, or may elect, to follow British Virgin Islands home country practice in lieu of certain Nasdaq shareholder approval requirements, including requirements under Nasdaq Listing Rule 5635, we may issue securities without shareholder approval in circumstances where Nasdaq rules would otherwise require shareholder approval for a U.S. domestic issuer. In connection with the ELOC Purchase Agreement, this may permit us to issue Class A Ordinary Shares to the Investor above the Exchange Cap or in other circumstances without obtaining shareholder approval, subject to applicable Nasdaq requirements for foreign private issuers, any required disclosure and any required certification from British Virgin Islands counsel. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to Nasdaq shareholder approval requirements, and issuances under the ELOC Purchase Agreement may result in substantial dilution to our existing shareholders.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements applicable to U.S. domestic issuers under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the United States and we fail to meet any of the additional requirements necessary to maintain foreign private issuer status. If we lose our foreign private issuer status, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms, comply with U.S. proxy rules, and our officers, directors and principal shareholders would become subject to the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. We would also lose the ability to rely on certain exemptions from Nasdaq corporate governance requirements available to foreign private issuers, which could significantly increase our legal, accounting and compliance costs.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under the Securities Act.

Risks Relating to our Operation in Hong Kong and Mainland China

The PRC government may exercise significant direct oversight and discretion over the conduct of the business of our subsidiaries and may intervene or influence their operations, which could result in a material change in the operations of our Operating Subsidiaries and/or the value of Grande’s Class A Ordinary Shares. Our subsidiaries may be subject to laws and regulations of the PRC, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

Grande is a holding company, and we conduct our operations through our Operating Subsidiaries in Hong Kong and Mainland China. Our Operating Subsidiaries, Grande Capital and Wicens International, are located and operate their business in Hong Kong, a special administrative region of the PRC, and Shenzhen Zhenjing, which is located and operates its business in Mainland China. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. There is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which our Operating Subsidiaries are subject may change rapidly and with little notice to them or our shareholders.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time, which could result in a material change in our operations and/or the value of our securities. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our Operating Subsidiaries’ current policies and practices. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that in recent years the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting measures relating to cybersecurity review, and expanding the efforts in anti-monopoly enforcement. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying out mergers, restructuring or splits that affect or may affect national security. These statements were recently issued, and their official guidance and interpretation remain unclear at this time.

Based on our understanding of the PRC laws and regulations currently in effect as of the date of this prospectus, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange. Furthermore, while we believe that our Operating Subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Operating Subsidiaries’ cost of operations.

The PRC government may intervene or influence our Operating Subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Operating Subsidiaries’ operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Operating Subsidiaries’ ability to conduct their operations could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and our Ordinary Shares could decrease in value or become worthless.

There is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares.

We may become subject to a variety of PRC laws and other regulations regarding cybersecurity, data privacy, data protection or any other PRC laws and regulations related thereto, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to maintain our listing on a U.S. or other foreign exchange, access the capital markets or issue securities in the future, and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, data protection and overseas securities offering. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

Our Operating Subsidiaries may in the future collect and store certain data (including certain personal information) from our customers, who may be PRC individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). Given that: (i) two of our Operating Subsidiaries are incorporated and located in Hong Kong and the other Operating Subsidiary is incorporated and located in mainland China; and (ii) we have an Operating Subsidiary engaged in business operations in mainland China, we may be subject to the PRC Personal Information Protection Law and other PRC cybersecurity and data protection laws and regulations to the extent applicable to our operations in Mainland China.

It is highly uncertain what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. Should new regulations be introduced, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our Operating Subsidiaries is deemed to be an “Operator” required to file for cybersecurity review in connection with our continued listing or future securities offerings or if the Measures for Cybersecurity Review or the PIPL becomes applicable to our Operating Subsidiaries, the business operations of our Operating Subsidiaries and the continued listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review in the future. We may be required to complete the filing procedures with the CSRC pursuant to the Trial Administrative Measures. If our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects. In the event of a failure to comply, our Operating Subsidiaries may become subject to fines and other penalties, which may have a material adverse effect on our business, operations and financial condition, may adversely affect our continued listing or capital-raising activities, and may cause our Ordinary Shares to significantly decline in value or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to maintain our listing or access the capital markets and cause our Class A Ordinary Shares to significantly decline in value or become worthless. As of the date of this prospectus, no effective laws or regulations in the PRC explicitly require us to seek approval from any other PRC governmental authorities in connection with our current overseas listing, nor has the Company or any of our Operating Subsidiaries received any inquiry, notice, warning or sanction from the CSRC or any other PRC governmental authorities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfillment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. The use of data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we and our subsidiaries have been in compliance with the data privacy and personal information requirements of the PDPO. However, if we or our Operating Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Given the current PRC regulatory environment, it is uncertain whether the Company will be required to complete filings with the CSRC in the future in connection with overseas securities activities. We have been closely monitoring regulatory developments in the PRC regarding any necessary approvals from the CSRC or other PRC governmental authorities required for listings or securities activities. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or other PRC governmental authorities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China.

On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that (a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including changes of control and voluntary or forced delisting, after its overseas offering and listing.

Based on the laws and regulations currently in effect in the PRC as of the date of this prospectus, we believe that we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the United States. As of the date of this prospectus, our Company and our PRC subsidiary, Shenzhen Zhenjing have not been involved in any investigations on cybersecurity review initiated by CSRC. We believe that our PRC subsidiary’s operations in China are in material compliance with all applicable legal and regulatory requirements.

Although we are currently not required to obtain any permission or approval from the CSRC to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. If approvals from the CSRC, CAC or other PRC regulatory authorities are required in connection with our continued listing or future capital-raising activities, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in Mainland China, limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, delay or restrict cross-border cash transfers, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares. If PRC regulatory agencies promulgate new rules requiring additional approvals for overseas securities activities, and we are unable to obtain such approvals or exemptions, the market value of our securities could be materially and adversely affected.

However, the central or local governments of the jurisdictions in which our PRC subsidiary operates may impose new, stricter regulations or interpretations of existing regulations with little advance notice that would require additional expenditures and efforts to ensure our subsidiary’s compliance with such regulations or interpretations. Our PRC subsidiary may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that our PRC subsidiary is not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially and adversely affected and the value of our Ordinary Shares may significantly decrease.

Our financial condition, results of operations, the value of our Class A Ordinary Shares and/or our ability to continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and our subsidiaries.

Our Company is a holding company, and we conduct our operations through our Operating Subsidiaries in Hong Kong and the Mainland China. The legal and operational risks associated with being based in and having operations in Mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from Mainland China, the legal risks associated with being based in and having operations in Mainland China could apply to a company’s operations in Hong Kong, if the laws applicable to Mainland China become applicable to entities and business in Hong Kong in the future.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation may be revised from time to time. To the extent any PRC laws and regulations become applicable to us and our subsidiaries in Hong Kong, we and our subsidiaries in Hong Kong may be subject to the risks associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, which could materially and adversely affect our financial condition and results of operations.

It remains uncertain whether the PRC government will adopt additional requirements or extend existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints under the Basic Law, to exercise control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert greater oversight and control over offerings (including offerings by businesses whose primary operations are in Hong Kong) conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain such approvals or are denied such permission from Mainland China or Hong Kong authorities, we will not be able to maintain the listing of our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of our investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we offer.

We have operations in Mainland China and Hong Kong. As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong would retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system.

However, if there are any changes in relation to the political arrangements which allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Hong Kong Operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. One of our Operating Subsidiaries, Shenzhen Zhenjing, a Mainland China-based company, is subject to PRC laws and regulations. For the fact that a portion of clients of our Operating Subsidiaries in Hong Kong are Mainland China – based, our Operating Subsidiaries in Hong Kong may also be subject to PRC laws and regulations. These PRC laws and regulations change frequently, and the interpretation and enforcement thereof involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protections to which we are entitled by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability of our Operating Subsidiaries to enforce their contracts, could affect our business and operations. We cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement.

There are political risks associated with conducting business in Hong Kong.

We are based in Hong Kong and a substantial part of our business and operations are in Hong Kong. For the fiscal year ended March 31, 2026, we derived 81.43% of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since the fact that we are based in Hong Kong and a substantial part of our operations are in Hong Kong, any change of such political arrangements may pose an adverse impact on the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent developments, including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Although we are based in Hong Kong and conduct operations in Mainland China and Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Operating Subsidiaries’ business operations and our reputation and could result in a loss of investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. The Chinese government also may exercise significant oversight and discretion over the conduct of our business in China and Hong Kong and may intervene or influence our Operating Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Moreover, as a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming, likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions.

Section 132 of the Securities and Futures Ordinance (Chapter 157 of the Laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of a HKSFC-licensed corporation in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in, or is entitled to control the exercise of, the voting power of more than 10% of the total number of issued shares of the licensed corporation, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. Further, all potential parties who will be the new substantial shareholder(s) of our HKSFC-licensed subsidiaries, Grande Capital and Wicens International, are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of the Company, which could deprive the holders of our Class A Ordinary Shares of the opportunity to receive a premium for their Class A Ordinary Shares as part of a future sale and may reduce the price of our Class A Ordinary Shares upon the consummation of a future proposed business combination.

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

There are uncertainties with respect to indirect transfers of assets (including equity interests) of Shenzhen Zhenjing, our Operating Subsidiary in Mainland China.

The Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“Announcement No. 37”) and the Announcement on Certain Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (“Circular 7”) issued by The State Administration of Taxation (“SAT”), provide comprehensive guidelines in relation to, and also heighten the PRC tax authorities scrutiny over, indirect transfers by a non-resident enterprise of assets (including equity interests) of a PRC resident enterprise (“PRC Taxable Assets”).

Announcement No. 37 and Circular 7 specify that the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC Taxable Assets when a non-resident enterprise transfers PRC Taxable Assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC Taxable Assets by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC Taxable Assets if such transfer is deemed to have been conducted for the purposes of avoiding PRC enterprise income taxes and without any other reasonable commercial purposes. It is unclear whether any exemptions specified under Circular 7 will be applicable to the transfer of our Class A Ordinary Shares on a public market by our non-resident enterprise Shareholders or to any future acquisition by us outside of the PRC involving PRC Taxable Assets. Therefore, the PRC tax authorities may deem any transfer of our Class A Ordinary Shares by our shareholders that are non-resident enterprises, or any future acquisition by us outside of the PRC involving PRC Taxable Assets to be subject to the foregoing regulations, which may subject our shareholders or us to additional PRC tax reporting obligations or tax liabilities.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, Shenzhen Zhenjing, our PRC subsidiary is required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and to contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees up to a maximum amount specified by the local government from time to time at locations where it operates its business. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our subsidiaries’ contribution to be insufficient, our subsidiaries may be subject to late contribution fees or fines in relation to any underpaid employee benefits, and our financial condition and results of operations may be adversely affected.

In Hong Kong, employers are required to select and join a provident fund scheme (“MPF Scheme”) in accordance with the statutory requirements of the Mandatory Provident Fund Schemes Ordinance for all employees in Hong Kong and to make contributions to the MPF Scheme based on the minimum statutory contribution requirement of 5% of the eligible employees’ relevant aggregate income, subject to a capped amount. Any non-compliance with statutory requirements with respect to our employees located in Hong Kong may result in enforcement being taken by the relevant authorities, which could lead to financial penalties or imprisonment.

Risks Relating to the Industry in which We Operate

Our business performance is highly influenced by the conditions of capital and financial market in Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

We are based in Hong Kong and a substantial part of our business and operations are carried out in Hong Kong. As the financial service provider for the capital market sectors of Hong Kong, our results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal developments in Hong Kong. Events with adverse impacts on investors’ confidence and risk appetites, such as riots or mass civil disobedience movements and general deterioration of the local economy, may lead to a reduction in investment or trading activities and in turn our business performance. Any change in the Hong Kong local economic, social and political environment, all of which are beyond our control, may lead to a prolonged period of sluggish market activities which would in turn have a material adverse impact on our business.

The capital market and the economic conditions in general of Hong Kong are highly sensitive to conditions of the capital markets, political, social and economic conditions in Mainland China and globally. When there are unfavorable changes to the global or local market conditions, the capital market and the economy in Hong Kong may experience negative fluctuations in its performance. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in the capital market as a whole and have a negative impact on our business as a whole, the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and the results of operations. Additionally, continued turbulence in the international financial markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as the inability to access capital markets, control of the foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in the allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the Covid-19 pandemic, political uncertainty, the Russo — Ukraine war, the outcome of the Sino — US trade dispute, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform.

The current heightened tensions in international economic relations, such as the one between the United States and China, may also give rise to uncertainties in global economic conditions and adversely affect the capital market of Hong Kong. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. The U.S. government has imposed and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Unfavorable financial market and economic conditions in Hong Kong, Mainland China, and elsewhere in the world, and the escalation of tensions that affect trade relations may lead to slower growth in the global economy in general, which could negatively affect our clients’ businesses and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenues or within a timeframe sufficient to offset any decreases in revenues relating to changes in the market and economic conditions.

Given the close ties between Hong Kong and Mainland China, the stability of the Hong Kong economy and domestic market is susceptible to the general economic, political and regulatory environment in Mainland China. Historically, a significant portion of our revenue is derived from our clients which are based and operate in Mainland China. As such, our continued profitability will depend to a material extent on the ability of our Mainland China clients to conduct fundraising activities, IPO, or securities offering in Hong Kong. Any material adverse changes in the economic performance, political situations and regulations in relation to the financial and securities market in Mainland China may adversely affect Mainland China-based companies’ desire to participate in the financial and securities market in Hong Kong. This may lower their demand for the services of our Operating Subsidiaries and in turn adversely affect our financial condition and results of operations. The economy of Mainland China differs from the economies of most developed countries in a number of aspects, such as the extent of government intervention, growth rate, and control of the foreign exchange. In particular, the PRC government exerts substantial control over the growth of the domestic economy by means of, among others, resource allocation as well as setting policy on foreign exchange. There is no assurance that the PRC government will not implement reforms or policies which may drastically (i) restrict Mainland China investors from investing abroad and in Hong Kong; and/or (ii) restrict Mainland China companies and businesses from participating in the capital market in Hong Kong. Such intervention or policies changes may potentially affect the attractiveness of Hong Kong as an alternative venue for Mainland China business to conduct fundraising activities and securities offering in Hong Kong, or reduce the willingness of Mainland China investors to trade securities, or otherwise diminish the securities and financial market of Hong Kong, given the substantial reliance of Hong Kong financial and securities on the business and companies based in Mainland China. If the Chinese government implements market-oriented reforms involving unprecedented or experimental revision of its economic reform measures, there is no guarantee that adjustments to its policies will not negatively affect our operations and business development.

Furthermore, the outbreak of conflicts in Iran and the Middle East has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The military actions in the Middle East and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to the Middle East or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions caused by the conflicts in the Middle East may magnify the impact of other risks described in this section. We are currently actively monitoring the situation in Iran, however, we cannot predict the progress or outcome of the situation in Iran, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

The corporate finance services industry in Hong Kong is fiercely competitive, and we may lose our competitiveness to our competitors.

The financial and securities services industry in Hong Kong is highly competitive due to the vast number of market players in providing corporate finance advisory services similar to our subsidiaries. The competitors may have longer operating history, better brand recognition and reputation, proven track record, operations in more geographic locations, stronger human and financial resources, wider range of services and stronger shareholders’ background than us. We expect that there will be more market players entering the market and competition will be intensified. New participants may enter the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

The operations of the Operating Subsidiaries in Hong Kong are subject to extensive and evolving regulatory requirements in Hong Kong, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of the licenses of the Operating Subsidiaries, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we and our Operating Subsidiaries in Hong Kong may, from time to time, be subject to regulatory inquiries, investigations, and even penalties by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions, such as the PRC, where a portion of our clients are based.

The Hong Kong financial market and corporate finance services industry in which we operate are highly regulated. The business operations of our Operating Subsidiaries, in particular, Grande Capital and Wicens International, are subject to applicable laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the relevant regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of their licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which our Operating Subsidiaries in Hong Kong are permitted to engage.

Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by relevant regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal. Although our Operating Subsidiaries were not subject to any public disciplinary actions by the HKSFC for the last five years, any such public disciplinary actions may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations, and prospects.

Our Operating Subsidiaries, Grande Capital and Wicens International, are HKSFC-licensed corporations that are subject to various requirements, such as remaining fit and proper at all times, minimum liquid and paid-up capital requirements, notification requirements, submission of audited accounts, submission of financial resources returns and annual returns, continuous professional training, under the SFO of Hong Kong and its subsidiary legislation and the codes and the guidelines issued by the HKSFC from time to time. If Grande Capital and Wicens International fail to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and the results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, or disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group. For instance, conditions may be imposed on our licenses restricting us from carrying on our business, or our Responsible Officers or Licensed Representatives may be banned from the industry for a specific period of time. Accordingly, our business operation, reputation, financial condition, and results of operations might be materially and adversely affected.

Furthermore, any material changes to the laws and regulations applicable to us and the Operating Subsidiaries could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase, and our fee structure may have to be adjusted. For instance, we may need to increase the headcounts of our subsidiaries if requirements over sponsor work become more stringent or obtain more licenses if the licensing requirements change. We will need to continue to enhance our internal controls and systems in respect of our sponsor work in accordance with new regulatory requirements or guidance.

From time to time, Grande Capital and Wicens International may be subject to, or required to assist in, inquiries, investigations, or penalties by relevant regulatory authorities or government agencies in Hong Kong, the PRC, or other jurisdictions, including the HKSFC, relating to its own activities or activities of third parties such as its clients. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may also be required to cooperate with or provide information in connection with such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, the responsible officers of Grande Capital and Wicens International, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, the responsible officers of the Grande Capital and Wicens International, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, we and our Operating Subsidiaries are subject to statutory secrecy obligations under the SFO of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC.

Furthermore, Grande Capital, one of our Operating Subsidiaries, is registered with the CSRC under Article 21 of Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. If the CSRC were to believe, in the process of execution of the projects sponsored by Grande Capital, that Grande Capital is in violation of its undertakings to the CSRC, or failed to exercise proper diligence, or has made misrepresentations to the CSRC or relevant PRC authority, not only the CSRC and PRC authorities may issue correction orders and warnings, impose pecuniary penalties, or prohibit us and Grande Capital from providing our services to PRC domestic companies in Mainland China, the Trial Administrative Measure explicitly stipulated that the CSRC may refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of Grande Capital. As a result, we and our Operating Subsidiaries, including Grande Capital, could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties by the HKSFC, concerning the alleged misconduct or violation arising from the Operating Subsidiaries activities in Mainland China.

Our business is also subject to regulation by various other governmental agencies in Hong Kong, in addition to the HKSFC, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, trade laws, anti-corruption and anti-bribery laws, and tax laws and regulations. Non-compliance with applicable regulations or requirements could subject us to investigations, enforcement actions, sanctions, disgorgement of profits, fines, civil and criminal penalties or injunctions, termination of contracts, and/or claims for damages by our clients or professional party partners. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected.

In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

A portion of the clients of Grande Capital are “PRC domestic companies” based in Mainland China whose overseas listings are subject to CSRC review. As long as Grande Capital engages PRC domestic companies as clients or conducts regulated activities in Hong Kong that involve such companies, Grande Capital is subject to the regulatory oversights from the CSRC and various obligations imposed by the Trial Administrative Measures, the violation or the alleged violation of which may result in warning, penalties, or prohibitions on the future business activities of our operation in Mainland China, and consequently may materially and adversely affect our business, financial condition, and results of operations.

A portion of our existing clients and potential clients are companies located in Mainland China, who are listing applicants for IPO on the HKSE or public companies listed on the HKSE. As of the date of this prospectus, the Mainland China companies who have engaged our Operating Subsidiaries for listing sponsorship services for overseas listing in Hong Kong are “PRC domestic companies” under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which overseas listings in Hong Kong are subject to the China Securities Regulatory Commission (“CSRC”)’s review procedures and approval.

As stipulated and required by the Trial Administrative Measures, as a condition for the “overseas securities companies” outside of Mainland China, such as our Operating Subsidiaries, to engage PRC domestic companies in Mainland China as clients to act as their listing sponsors (i.e. in our case, to conduct Type 6 (advising on corporate finance activities) and Type 1 (dealing in securities) activities) for their overseas listings outside of Mainland China, overseas securities companies are subject to the filing/reporting, verification and supervisory obligations to the CSRC regarding the overseas listing projects of the PRC domestic companies engaged, including: (1) filing and registering with CSRC as sponsors or underwriters who are being engaged by PRC domestic companies for their overseas listing, and submitting a report to the CSRC annually on the relevant business activities of such overseas securities companies regarding overseas listings of PRC domestic companies; and (2) for each project of the overseas securities companies, submitting the undertakings to the CSRC that such offshore securities companies have verified and examined the documents submitted to CSRC by their clients in relation to their overseas listing, and that such documents are true, accurate and complete.

Currently, Grande Capital is registered with the CSRC under Article 21 of the Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. Therefore, although the offering of our securities in the United States and the operation of our Operating Subsidiaries in Hong Kong, including Grande Capital, do not require approvals, licenses, permits, or qualifications from the PRC authorities, such as the CSRC, as long as Grande Capital conducts regulated activities in Hong Kong that involve PRC domestic companies, Grande Capital is subject to the regulatory oversights from the CSRC under the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies, and Grande Capital may be subject to the laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong for having existing or potential clients who are companies based in Mainland China or have shareholders or directors that are Mainland China individuals.

As of the date of this prospectus, neither we nor Grande Capital have been informed by any PRC governmental authority, including the CSRC, of the violation of the undertaking or any obligations to the CSRC. We believe that Grande Capital and we have complied with all applicable laws and regulations in connection with the engagement with PRC clients in Mainland China in all material respects.

However, as stipulated by the Trial Administrative Measures, if the CSRC were to believe, in the process of execution of the projects sponsored by Grande Capital, that Grande Capital is in violation of its undertakings to the CSRC, or failed to exercise proper diligence, or has made misrepresentations to the CSRC or relevant PRC authority, the CSRC and PRC authorities may issue correction order and warnings, impose pecuniary penalties against Grande Capital and its responsible staff, directors, or other officers, suspend or revoke Grande’s registration under Article 21 of the Trial Administrative Measures, or prohibit us and Grande Capital from conducting business activities or providing services to the clients based in Mainland China, causing Grande Capital to lose access to the Mainland China market, all of which could have a material adverse effect on our business operation, reputation, financial condition and the results of operations. Furthermore, the Trial Administrative Measure explicitly stipulated that the CSRC may refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of Grande Capital. As a result, we and Grande Capital could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties by the HKSFC, concerning the alleged misconduct or violation arising from Grande Capital’s activities in Mainland China.

We are affected by the rules and regulations governing listed companies on the HKSE.

Grande Capital, one of our Operating Subsidiaries, provides corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders or investors on the HKSE. These clients are required to comply with the HK Listing Rules, the HK Takeovers Codes, and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of the sponsors in listing applications and the appointment and the role of financial adviser in specific transactions, may affect the demand for and the scope of the corporate finance advisory services which may in turn materially and adversely affect our results of operations.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, and we may be unable to continue our operations if we do not obtain sufficient liquidity or financial support.

Our audited consolidated financial statements for the fiscal year ended March 31, 2026 have been prepared on a going concern basis. The report of our independent registered public accounting firm, included in our annual report filed on July 31, 2026 and incorporated by reference herein, includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

As of March 31, 2026, we had a working capital deficit of $2,202,873, an accumulated deficit of $1,367,905, cash and cash equivalents of $1,451,526, a net loss of $3,537,209, and net cash used in operating activities of $734,152. Management plans to address these conditions primarily through continued financial support from Grande Holding Limited, a related party, which has provided an irrevocable undertaking not to demand repayment of $2,612,698 in amounts due from us for at least twelve months from the date of approval of the consolidated financial statements, and to provide additional support as needed during that period.

There can be no assurance that such support will be sufficient or available when required. If we are unable to improve our liquidity or secure adequate support or financing, our business, financial condition, results of operations and the value of our ordinary shares could be materially and adversely affected. In addition, perceptions regarding our ability to continue as a going concern may hinder our ability to raise additional funds or operate our business.

Risks Relating to our Business and Operation

We and our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

Our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors. Our Operating Subsidiaries, Grande Capital started to provide corporate finance advisory services in 2018, Shenzhen Zhenjing started the operation in 2025 and Wicens International only started operation in late April, 2026. Our Operating Subsidiaries only have limited operating history with regard to such business upon which an evaluation of our prospects can be based. Our future revenues and cash flows may fluctuate significantly given our short operating history, rendering it difficult to predict our results of operations and prospects.

There is no assurance that we will sustain profitability or positive cash flow from the existing operations or from any expanded or new operations, nor that we will be able to expand operations beyond our current level. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

●	build a well-recognized Grande brand;

●	maintain and expand our client base;

●	maintain and enhance our relationships with partners;

●	attract, retain, and motivate qualified employees;

●	anticipate and adapt to changing market conditions and a competitive landscape;

●	Respond effectively to technological changes and advancements in our industry;

●	Mitigate potential cybersecurity threats and protect sensitive client and company data;

●	manage our future growth;

●	ensure that the performance of the services of our Operating Subsidiaries meets client expectations;

●	maintain or improve the operational efficiency of our Operating Subsidiaries;

●	navigate a complex and evolving regulatory environment;

●	defend ourselves in any legal or regulatory actions against us and our Operating Subsidiaries;

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. As our business develops and as we respond to competition, our Operating Subsidiaries may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able to expand operations beyond our current level. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Our Operating Subsidiaries, in particular, Grande Capital rely on a limited number of key clients for their business, therefore, we are subject to significant client and industry concentration risk.

For the years ended March 31, 2026, 2025, and 2024, our top five clients accounted for 72.2%, 57.2%, and 78.1% of our total revenues and our largest client accounted for 29.9%, 30.8%, and 28.2% of our total revenue, respectively. Our clients are fairly concentrated and we rely on a limited number of key clients to generate revenue. Our client concentration risk is exacerbated due to our reliance on different clients, for different services engaged in different periods, and the fact that the revenue from our corporate finance advisory business as provided by Grande Capital was generated on a project-by-project basis and is non-recurring in nature.

 Our concentration risk may be amplified due to the limited number of listing sponsorship projects that Grande Capital may sponsor in a given year. For example, our largest client for the year ended March 31, 2024 engaged Grande Capital for listing sponsorship and compliance advisory services, and our largest client for the year ended March 31, 2026 engaged Grande Capital for referral services. Since the listing sponsorship services, financial and compliance advisory services and referral services are non-recurring in nature, there is no assurance that Grande Capital can continue to secure engagements comparable to the similar level as for the year ended March 31, 2026 in the future. If Grande Capital is unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and the results of operations may be materially and adversely affected. Since first obtained its licenses in 2018, Grande Capital has sponsored and completed 16 IPOs on the HKSE, of which, 14 IPOs that we have sponsored and completed are clients from construction industry. We are subject to industry concentration risk as our IPO sponsorship clients are highly concentrated in the construction industry. If the market conditions and performance of construction industry become unfavorable, our business and the results of operations may be adversely affected.

Our goal is to diversify our client base, industries coverage, revenue source and position ourselves as a trusted financial services provider. However, we cannot assure you that we will be successful in diversifying our client base and reducing our client and industry concentration risk. Moreover, if we lose a key client or if a client decides to engage a competitor, and if we are unable to secure new clients during a period of time in the future, our results of operations, financial condition, and cashflow positions may be adversely and materially impacted.

The business activities of Grande Capital and Wicens International, our Operating Subsidiaries, are required to comply with regulatory capital requirements and to maintain a high level of funds and liquidity. Failure to comply with these regulatory capital requirements could materially and negatively affect our business operation and overall performance.

As a corporation licensed with the HKSFC to carry on regulated activities, Grande Capital and Wicens International are required under the SFO and Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (the “FRR”) to maintain a minimum amount of paid-up share capital and liquid capital. As of the date of this prospectus, Grande Capital and Wicens International are in compliance with the respective regulatory capital requirements. However, there is no assurance that such failure will not happen in the future. Our liquid capital may be tightened when we commence our underwriting and placing services or carry out our proposed expansion plans. Failure to meet the above requirement may cause the HKSFC to suspend the licenses of these Operating Subsidiaries, impose conditions in relation to our regulated activities, or take other appropriate disciplinary actions against us, which may adversely affect our business operations and financial performance. Failure to meet the above requirement could also affect client confidence, our ability to grow, our costs of funds, our ability to pay dividends on Class A Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations, and financial condition.

The revenue and profitability of Grande Capital are highly unpredictable, since (1) the revenue from the IPO corporate finance advisory business was generated on a project-by-project basis and is non-recurring in nature; (2) progress-based payment arrangement; and (3) possible default or delay of payments from our clients.

The revenue generated from Grande Capital, one of our operating entities, are primarily and substantially derived from the corporate finance advisory service, which includes listing sponsorship services, securities related services, financial advisory services, independent financial advisory services, and compliance advisory services. Revenue of the corporate finance activities is to a large extent derived from transactions for which Grande Capital is engaged on a project basis with relevant terms and conditions (including professional fees and payment schedules) being negotiated and determined on a project-by-project basis subject to, amongst other things, the complexity of the transaction, the estimated time commitment and the overall capacity of the project execution team of Grande Capital. Since the mandates and the professional fee of the mandates, including the sponsor fee and financial advisory fee, are negotiated on a project-by-project basis, revenue generated from the corporate finance advisory services may fluctuate from time to time and may not recur. There is also no assurance that the clients who have previously sought our services will continue to retain us for future business, and there is no assurance that we can continue to secure the engagements of our Operating Subsidiaries in the future. Therefore, the revenue generated from each client or engagement differs and we cannot assure that our future engagement fee rates will be comparable to those accepted by our clients during the years ended March 31, 2026, 2025 and 2024.

The nature of the corporate finance activities also means the demand and scope for the services of Grande Capital are dependent on the conditions of the financial markets, which are in turn influenced by a variety of factors (such as investor sentiment or political/economic environments) beyond our control, resulting in uncertainties in relation to the sustainability of our financial performance. Any adverse market condition or market sentiment will affect clients’ decisions on the scale, timing, and stock market choices in respect of their fundraising needs, which may lead to lower demand for, delay to or termination of fundraising activities and our services and in turn affect the financial performance of our corporate finance advisory business. If we are unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and the results of operations may be materially and adversely affected.

In general, service fees we charged for the projects are recognized when the underlying services have been provided and/or relevant milestones have been completed in accordance with the terms of our mandates by instalments, which are not necessarily based on the time or costs we have incurred for the project. The grant of approvals of the projects undertaken by Grande Capital by the regulators in Hong Kong such as the HKSE and the HKSFC, or by the home jurisdictions of the clients, such as the CSRC for the PRC domestic companies, will usually affect the project timeline. Failure in obtaining the necessary approvals as stipulated or at all could result in the delay or abortion of the transactions. Due to the aforesaid nature of our projects and factors beyond our control, in particular our listing sponsorship engagements, it may not be possible to successfully complete each project, and consequently we may not receive the mandated payments in full for services provided or after we have expended substantial effort and time as scheduled or at all. If a milestone is not achieved or if a transaction is terminated before completion, the clients may delay in settling our invoices which are presented to them when due, or not settle them at all. In the case of default payments, if we have already incurred a significant amount of costs and expenditures for the project and the initial retainer fee or any progress payments received do not cover our total costs incurred, our results of operations may be materially and adversely affected. Failures or delays in receiving payments from our clients may adversely affect our cash flow position and our ability to meet the working capital requirement.

In these circumstances, Grande Capital’s revenue and profitability may fluctuate from year to year and our financial performance is highly unpredictable.

Our businesses depend on our key management and professional staff, and our business may suffer if we are unable to recruit and retain them.

Our businesses depend on the skills, reputation, and professional experience of our key management executives, the network of resources and relationships they generate during the normal course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

Moreover, our business operations depend on our professional staff, our most valuable asset. Their skills, reputation, professional experience, and client relationships are critical elements in providing quality services to clients, managing our compliance and risk, and obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations. We expect to face significant competition in hiring such personnel. Additionally, as we mature, current compensation scheme to attract employees may not be as effective as in the past. The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and the results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring, and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

Where one or more of the regulated activities of Grande Capital and Wicens International has less than two responsible officers, our Hong Kong Operating Subsidiaries will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

Under the licensing requirements of the SFO, our licensed corporations, Grande Capital and Wicens International must have at all times at least two responsible officers to directly supervise the business of each of our regulated activities. As of the date of this prospectus, Wicens International has two Responsible Officers for Type 1 (dealing in securities) regulated activities and Grande Capital has two Responsible Officers for Type 1 (dealing in securities) and/or Type 6 (advising on corporate finance) regulated activities under the SFO. In addition, to act as a sponsor and compliance adviser, Grande Capital must ensure that there are sufficient Principals engaged in a full-time capacity to oversee and supervise our transaction teams with at least two Principals engaged in a transaction team at all times. Without an adequate number of Principals, we cannot accept new engagements and may not be permitted to carry on our current roles as sponsor and compliance adviser.

In the event such number of our Responsible Officers resign, become disqualified or otherwise ineligible to continue their role as Responsible Officer, and at the same time the void created as a result thereof is without immediate and adequate replacement, this may result in a situation where one or more of the two regulated activities of our Operating Subsidiaries have fewer than two Responsible Officers. In this case, we will be exposed to operational disruption, and thus may result in a breach of the relevant licensing requirement, which may subsequently result in the suspension of our HKSFC licenses and jeopardize our business operations and financial performance.

We may not be able to implement our business strategies and future plans successfully.

Our business strategies include continuing to develop the corporate finance advisory business, to further develop the ECM services, to develop our asset management business, and to promote and enhance our brand locally and overseas. However, the successful implementation of these strategies and plans depends on a number of factors including but not limited to the following:

●	our ability to recruit and retain qualified and experienced professional staff; in particular, in the recruitment of qualified staff with relevant experience to support the expected commencement of the placing and underwriting services, asset management services, and international capital market services.

●	our ability to cope with increased exposure to financial risk, operational risk, market risk, and credit risk arising from our expanded scope of business;

●	our ability to comply with all regulatory requirements and maintain/obtain the qualifications on the range of financial and securities services we provide or intend to provide to our clients;

●	our ability to secure sufficient financial resources;

●	clients’ acceptance and demand for our services and our ability to compete with our competitors; and

●	our ability to adapt to the changes in the market and government policies.

Many of these factors are beyond our control and by nature, are subject to uncertainty. As such, there is no assurance that our business strategies and future plans can be implemented successfully or may be materialized in accordance with our expected timetable, or at all, despite our capital commitments and investments into the same. Any failure or delay in the implementation of any or all of these strategies and plans may have a material adverse effect on our profitability and prospects.

In addition, our future plans may place substantial demands on our managerial, operational, technological, financial, and other resources. To manage and support our growth, we may need to improve our existing operational and administrative systems, improve our financial and management controls, and enhance our ability to recruit, train and retain existing and/or additional qualified personnel and staff. All of these endeavors will require substantial attention and time from management and significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and our ability to capitalize on new business opportunities may be materially and adversely affected if we fail to do so, which could in turn materially and adversely affect our business, results of operations, financial condition, and prospects.

We may undertake acquisitions, investments, joint ventures, or other strategic alliances, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.

Our strategy includes plans to grow both organically and through possible acquisitions, joint ventures, or other strategic alliances. Joint ventures and strategic alliances may expose us and our subsidiaries to new operational, regulatory, and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition targets or alliance partners.

Even if we identify suitable targets or partners, the evaluation, negotiation, and monitoring of the transactions could require significant management attention and internal resources and we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. The costs of completing an acquisition or alliance may be costly and we may not be able to access funding sources on terms commercially acceptable to us. Even when acquisitions are completed, we may encounter difficulties in integrating the acquired entities and businesses, such as difficulties in retention of clients and personnel, challenges of integration and effective deployment of operations or technologies, and assumption of unforeseen or hidden material liabilities or regulatory non-compliance issues.

Any of these events could disrupt our business plans and strategies, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures, or strategic alliances, and we may be unable to recover our investment in such initiatives. We cannot assure you that we could successfully mitigate or overcome these risks.

We may fail to successfully integrate the operations of Shenzhen Zhenjing, or realize the anticipated benefits of the acquisition, which could adversely affect our business, financial condition, and results of operations.

In October 2025, we completed the acquisition of Proplus. Proplus, through Shenzhen Zhenjing, is principally engaged in providing executive training and corporate finance consulting services. While we expect Shenzhen Zhenjing to diversify our revenue streams, build a more resilient services portfolio, and reduce our reliance on the highly volatile IPO sponsorship and general corporate finance advisory markets, the success of this acquisition depends heavily on our ability to integrate Shenzhen Zhenjing operations and personnel effectively.

 Integrating Shenzhen Zhenjing executive training and consulting services into our existing corporate finance advisory structure may prove more difficult, costly, or time-consuming than anticipated. Differences in corporate culture, operating styles, and internal control systems may impede smooth integration. The process of integration requires significant dedication of capital and attention from our senior management. This diversion could distract them from our day-to-day operations and core corporate finance advisory business, potentially hurting our existing client relationships and financial performance.

Shenzhen Zhenjing business model is highly dependent on the specialized knowledge, relationships, and reputations of its key executives, trainers, and consultants. If we fail to retain these key professionals, the value of the acquired business could be severely diminished. We may not be able to successfully cross-sell our financial advisory services to Shenzhen Zhenjing executive training clients, or vice versa. If these expected commercial synergies fail to materialize, we may not achieve the projected returns on our investment. If we are unable to overcome these integration and operational hurdles, we may fail to achieve the strategic benefits of the Proplus acquisition, and our business, operating results, and the market price of our Class A Ordinary Shares could be materially and adversely affected.

Changes in Mainland China’s regulatory policies governing executive education, enterprise consulting, or adult training services could restrict our operations and increase compliance costs.

The regulatory framework surrounding commercial education, executive training, and corporate consulting in Mainland China continues to evolve. While Shenzhen Zhenjing operates as an upstream content developer and non-regulated corporate advisory entity rather than a direct operator of academic tutoring or vocational schools, PRC regulatory authorities could introduce stricter oversight, content review requirements, or licensing mandates on adult corporate training providers and content suppliers. Any future regulatory changes that restrict corporate capital market education, impose content restrictions, or increase administrative compliance burdens could impede Shenzhen Zhenjing’s business operations and growth prospects.

The failure to protect Shenzhen Zhenjing’s proprietary course curriculum and content and corporate consulting frameworks against unauthorized copying or intellectual property infringement could erode our competitive edge.

The commercial success of Shenzhen Zhenjing depends on the proprietary nature of its capital market curriculum, course content, and corporate finance consulting frameworks.  Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. In Mainland China, enforcing intellectual property (“IP”) rights can involve complex and costly legal procedures. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk to doing business in China. Monitoring and preventing unauthorized use are difficult, and the unauthorized copying, piracy, redistribution, or modification of our materials by competing corporate training providers, former employees, or third parties could diminish the commercial value of our curriculum and erode our pricing power. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our IP rights or prevent unauthorized dissemination of our proprietary content, our brand reputation, market share, and licensing revenue could be severely harmed.

Third parties may seek to challenge, invalidate or circumvent our subsidiaries’ copyrights, trade secrets, and other rights or applications for any of the foregoing. In order to protect their intellectual property rights, our subsidiaries may be required to spend significant resources. Litigation brought to protect and enforce intellectual property rights could be costly, time-consuming and distracting to management. The failure to secure, protect and enforce our subsidiaries’ intellectual property rights could adversely affect the brand and impact the business.

Shenzhen Zhenjing relies heavily on an independent downstream course provider for content distribution, and any failure to maintain this relationship could severely disrupt our business model and revenue stream.

Shenzhen Zhenjing operates strictly under an upstream business-to-business model, supplying proprietary course material to an independent downstream course provider. We do not directly operate or control the end-user delivery platforms or student enrollment channels. Consequently, our financial performance depends significantly on third-party partners’ operational capabilities, market reputation, and financial stability. If this downstream provider fails to effectively market our courses, experiences operational disruptions, suffers damage to its brand reputation, or terminates its licensing relationship with us, our content licensing revenues from Shenzhen Zhenjing would be materially and adversely affected.

Our strategic growth strategy relies on converting executive training and pre-IPO consulting leads into HKSFC-licensed corporate finance clients, which may fail to materialize as expected.

A central strategic rationale for acquiring Shenzhen Zhenjing is to establish an integrated “Course Material & Consulting — Lead Generation — Execution” ecosystem. Under this model, high-growth SME clients identified through Shenzhen Zhenjing are intended to be channeled into our Hong Kong-licensed entities (Grande Capital and Wicens International). However, converting early-stage consulting leads into paying corporate finance clients depends on factors beyond our control, including macroeconomic conditions, client listing eligibility, capital market volatility, and regulatory approvals from the HKEX, SEC, and CSRC. If a substantial portion of these leads fail to mature into offshore listing engagements, the anticipated cross-business synergies may not be realized.

We may not be able to obtain additional capital when desired, on favorable terms, or at all. If we fail to meet the capital requirement pursuant to the FRR, our business operations and performance will be adversely affected.

We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. In addition, our HKSFC-licensed Operating Subsidiaries are required under the FRR to maintain certain levels of liquid capital. If they fail to maintain the required levels of liquid capital, the HKSFC may take actions against us and our business will be adversely affected.

Our failure to appropriately identify and address conflicts of interest could materially and adversely affect our business.

As we expand the scope of our business and our client base, it is critical for us to be able to address actual, potential, or even perceived conflicts of interest, including situations where we may encounter conflicts of interest arising among: (i) our various services, (ii) our clients and us, (iii) our various clients, (iv) our employees and us or (v) our clients and our employees

In light of the complexity and difficulty in appropriately identifying and dealing with potential conflicts of interest, our internal control procedures that are designed to identify and address conflicts of interest may not be sufficient. Our failure to manage conflicts of interest could harm our reputation and erode client confidence in us. In addition, potential or perceived conflicts of interest may also give rise to litigation or regulatory actions. The occurrence of any of the foregoing events could materially and adversely affect our business, results of operations and reputation.

We may be subject to litigation, arbitration, regulatory proceedings, or other legal proceeding risks, in particular, we may be subject to various professional liabilities and claims.

In the ordinary course of our business, our Operating Subsidiaries provide professional advice for corporate finance advisory services and provide information in relation to securities transactions to our clients. If our clients rely on such advice or information and incur losses as a result, we could be subject to claims in legal and regulatory proceedings for compensation and/or other relief for negligence, provision of false or misleading information, breach of fiduciary duties or employee misconduct. Although we have adopted relevant internal control measures, we cannot assure that such measures currently in place or as updated from time to time can completely eliminate the aforesaid risks of liabilities and claims. Any claims or lawsuits against us or our subsidiaries arising from professional negligence and/or employee misconduct and claims from indemnified persons that result in substantial amounts of compensation may have a material and adverse impact on our business activities, reputation, results of operations, and financial conditions.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and regulatory/legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Illegal or improper activities, violation of professional standards, and the misconduct of our personnel or third parties could harm our reputation and businesses, and are difficult to detect or deter.

We and our subsidiaries are subject to the risk of fraud, illegal act or misconduct committed by our directors, licensed employees, agents, clients or other third parties. Misconduct includes entering into unauthorized transaction, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal activities. There is no assurance that our directors, employees, agents, clients or other third parties would not commit incidents of fraud or other misconduct in the future, and we cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. Such incidents may result in investigation and regulatory sanction against us and cause us to suffer financial loss and reputational harm. We may also need to incur costs to commence and participate in any legal proceedings against them to recover our loss. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

Our Operating Subsidiaries in Hong Kong, Grande Capital and Wicens International, are also subject to a number of obligations and standards arising from their business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we and our Operating Subsidiaries are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships.

We and our subsidiaries may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

We and subsidiaries are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. Although our Operating Subsidiaries and us have adopted policies and internal control procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals, or improper activities, and ensuring compliance with licensing and regulatory requirements, in light of the complexity of money-laundering activities and other illegal or improper activities, such policies and procedures may not completely eliminate the possibility of third parties using our business platform to engage in money laundering and/or other illegal or improper activities. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial and regulatory environment in which our subsidiaries operate. Such deficiencies or inherent limitations may result in fines or disciplinary actions against us imposed by regulators, and may adversely affect our financial condition and results of operations.

Furthermore, our subsidiaries, in particular Grande Capital and Wicens International, primarily comply with applicable anti-money laundering laws and regulations in Hong Kong (for example, the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) and the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations) issued by the HKSFC), and we may not fully detect violations of anti-money laundering regulations in other jurisdictions or be fully compliant with the anti-money laundering laws and regulations in other jurisdictions to which we are required. As a publicly listed company in the United States, we will also be subject to the U.S. Foreign Corrupt Practices Act of 1977 and other laws and regulations in the United States, including regulations administered by the U.S. Department of Treasury’s Office of Foreign Asset Control. To the extent that our policies and procedures currently in place fail to detect and prevent money-laundering activities, terrorist financing and other illegal or improper activities by our directors, employees, agents, clients or other third parties and/or if we and our subsidiaries fail to fully comply with the applicable laws and regulations, the relevant government authorities may initiate investigation against us, and may impose fines and/or other penalties on us, any of which may significantly and adversely affect our reputation, business operations and financial results.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

An outbreak and prevalence of pandemic such as COVID-19 would adversely impact economic activities and conditions worldwide and lead to significant volatility and disruption to financial markets. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, which had spread throughout the world and had resulted in the implementation of stringent governmental measures, including lockdowns, closures, quarantines, and travel bans or restrictions, temporary closure of businesses, intended to control the spread of the virus by different countries.

Though the impact of outbreaks of pandemic such as COVID-19 is temporary and not permanent, the frequent outbreak of different kinds of epidemics and pandemics including the new or more severe strains of the virus and their variants are highly uncertain and unpredictable, and the resultant anti-pandemic measures would inevitably result in slowdown of economic activities and volatility of stock markets in both Hong Kong and worldwide which, in totality, may adversely affect or delay our potential customers’ plans to commence their IPO and/or other fund raising and corporate activities.

In addition, our business could also be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, political unrest, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H5N1 flu, H7N9 flu, avian flu, Swine flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside. Consequently, we and our subsidiaries are highly susceptible to factors adversely affecting Hong Kong. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. The business of our subsidiaries could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

We are exposed to risks associated with retention and recruitment of licensed and/or qualified personnel.

We rely heavily on human resources for the provision of corporate finance advisory services. Should the pace of business growth lag behind the pace of increase in headcount, there may be negative impact on our financial results and business performance. In addition, benefits to be generated from the enhancement of human resources may not be as significant as expected due to factors beyond our control, such as the general market conditions, labor market, competition for talents against other financial services providers, travel restrictions and border control due to COVID -19, and the economic and political environment in Hong Kong and overseas. Such factors may cause a delay in realizing our business growth and our expansion plan and hence, our financial results, in particular our profitability, may be adversely affected. There is also no assurance that we can employ sufficient number of suitable and competent staff to implement our growth strategies.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. As we recently closed our initial public offering on July 2, 2025, our company are now subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management has limited experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage the ongoing obligations and responsibilities of being a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Although we and our subsidiaries have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. We have policies and procedures in place to reduce the likelihood that we or our employees may use, develop, or make available any content or applications without the proper licenses or necessary third-party consents. However, these policies and procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our information technology infrastructure and the failure to maintain relationships with our vendors, which may cause disruptions to our business operation and tarnish our reputation.

We and our Operating Subsidiaries face various cyber-security and other operational risks relating to our businesses on a daily basis. Their operations depend upon the secured processing, storage and transmission of confidential and other information in their information technology infrastructure and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. They may also be subject to cyber-attacks involving the leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for us to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increase the risk of security breaches and cyber-attacks. While we have adopted various means to safeguard the integrity of the computer system and information technology infrastructure of our Operating Subsidiaries, these systems and infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage. All of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to our data storage system, delay or cessation in the services provided through our securities dealing and brokerage system and our online trading platform), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses.

Our Operating Subsidiaries also depend on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiaries, our Operating Subsidiaries may not be able to replace them with service providers of equivalent expertise in a timely manner and thus resulting in disruption to our business operations.

The occurrence of any disruption to the computer system and/or other information technology infrastructure of our subsidiaries may render us unable to meet client requirements in a timely and efficient manner, and/or lead to unauthorized disclosure of personal information or any other unexpected associated losses and damages. As a result, our reputation may be tarnished and we may also face complaints, disciplinary action by regulatory authorities, and legal proceedings being brought against us (which can be costly and time-consuming to defend and which may significantly divert the efforts and resources of our management personnel away from our usual business operations) and may potentially result in us having to pay damages. This could materially and adversely affect our financial condition, prospects, and results of operations.

Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us and the Operating Subsidiaries to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

In providing our services to clients, we manage, utilize and store sensitive and confidential client data, including personal data. As a result, we may be subject to a variety of data privacy, data protection, cybersecurity, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations may apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or non-compliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. In addition, vulnerabilities of our external service providers and other third parties could also pose security risks to client information and data. Although we have taken steps to reduce the risk of such threats, our risk and exposure to a cyber-attack or related breach remains heightened due to the evolving nature of these threats, our routine transmission of sensitive information to third parties, the current global economic and political environment, external extremist parties and other developing factors. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by third parties who may deploy viruses, worms or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, regulatory fines, and damage to our reputation and could have adverse effects on our results of operations. Any actual or perceived breach of the security of our technology, or media reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers, could damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, increase our costs with respect to investigations and remediation, reduce our revenues as a result of the theft of intellectual property, and otherwise adversely affect our business. Further, any actual or perceived security breach or cyber-attack directed at other financial institutions or financial services companies, whether or not we are impacted, could lead to a general loss of client confidence in the use of technology to conduct financial transactions, which could negatively impact us. The occurrence of any of these events could have adverse effects on our business and results of operations.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Class A Ordinary Shares.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2026, 2025, and 2024, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to: (1) our lack of sufficient financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) there was a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements; and (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging a qualified financial and accounting advisory team, external consultants, and additional staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function, to further improve the efficiency and quality of our financial reporting, and to establish a comprehensive policy and procedure manual; (ii) implementing and refining the formal IT policies and procedures and enhancing our IT systems that support the Company’s revenue and related financial reporting processes; and (iii) developing an ongoing staff training plan on U.S. GAAP and SEC reporting requirements and engaging external subject matter experts to conduct practical training on all relevant accounting and reporting areas.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Risks Related to our Corporate Structure

We rely on dividends and other distributions of equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC and Hong Kong government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Grande is a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

The transfer of funds within our organization follows a specific path. Funds held by Grande may be transferred directly to our Hong Kong Operating Subsidiaries, Grande Capital and Wicens International. Grande Consulting may then transfer funds to our PRC subsidiary, Shenzhen Zhenjing, to support its operations. Conversely, if the Company intends to distribute dividends, funds may be transferred from Shenzhen Zhenjing to Grande Consulting in accordance with PRC laws. Grande Capital, Wicens International, and Grande Consulting may transfer funds directly to Grande in accordance with Hong Kong laws. The Company will then distribute dividends to all of its shareholders in proportion to the Ordinary Shares they hold, in accordance with the laws and regulations of BVI.

Our ability to receive distributions is subject to various regulations. Under the Companies Ordinance of Hong Kong, dividends may only be paid out of distributable profits. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions under the laws of Hong Kong on the conversion of HK dollars into foreign currencies or the remittance of currencies out of Hong Kong. Under PRC laws, our PRC subsidiary, Shenzhen Zhenjing, is required to set aside at least 10% of its after-tax profits each year to fund certain statutory reserves until the aggregate amount of such fund reaches 50% of its registered capital.

Despite the current legal framework, there can be no assurance that the PRC or Hong Kong government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors. Such actions could result in an inability or prohibition on making transfers or distributions outside of Mainland China or Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our corporate structure may involve unique risks and could be disallowed by Chinese regulatory authorities. Any PRC regulations pertaining to our corporate structure, loans to and investment in PRC entities by offshore holding companies may delay us from making loans or capital contributions to our Shenzhen Zhenjing, one of our Operating Subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their businesses, which could cause our Class A Ordinary Shares to significantly decline in value or become worthless.

With regards to our corporate structure, any funds we may transfer to our Shenzhen Zhenjing, our Operating Subsidiary in Mainland China, either as a loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in Mainland China, regardless of the amount of the transfer.

According to the relevant PRC regulations, capital contributions to Shenzhen Zhenjing are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by the State Administration of Foreign Exchange (“SAFE”). In addition, any foreign loan procured by Shenzhen Zhenjing is required to be registered with SAFE, and such loan also is required to be registered with the National Development and Reform Commission (“NDRC”). We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to Shenzhen Zhenjing. If we fail to complete such registration or other procedures, our ability to maintain our corporate structure while capitalizing Shenzhen Zhenjing’s operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our Controlling Shareholder, Grande Holding, which holds in the aggregate 96.07% of the voting power of our voting shares, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Our authorized and issued Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. The Company is authorized by its Amended and Restated Memorandum and Articles of Association to allot a maximum of (i) 4,950,000,000 Class A Ordinary Shares, par value US$0.00001 per share and (ii) 50,000,000 Class B Ordinary Shares, par value US$0.00001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (20) votes. Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other.

As of the date of this prospectus, Mr. Tak Kai Raymond, Tam (our ultimate controlling shareholder and majority shareholder of Grande Holding Limited) and Ms. Tianhang, Zhao beneficially own approximately 96.07% of the voting power of our outstanding Ordinary Shares, through their ownership of Grande Holding Limited, which holds 15,194,000 Class A Ordinary Shares and all 5,000,000 issued and outstanding Class B Ordinary Shares. Because of the one-to-twenty voting ratio between our Class A and Class B Ordinary Shares, Mr. Tam and Ms. Zhao, through Grande Holding Limited, will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B Ordinary Shares held by Grande Holding represent at least 51% of the voting power of all outstanding Ordinary Shares.

This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Our Amended and Restated Memorandum and Articles of Association do not include the sunset provisions to limit the lifespan of the Class B Ordinary Shares (meaning the high-vote feature of our Class B Ordinary Shares may persist indefinitely). The death of the ultimate beneficial owner of our Class B Ordinary Shares or intra-family transfers of Class B Ordinary Shares would not require conversion of the Class B Ordinary Shares. Furthermore, should the Company decide to issue additional Ordinary Shares in the future, the one-to-twenty voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the holders of Class A Ordinary Shares.

As a result, for so long as Grande Holding Limited owns a controlling or significant voting interest in our Ordinary Shares, it generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of directors;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

Even if Grande Holding Limited were to dispose of certain of its shares of our Ordinary Shares such that it would control less than a majority of the voting power of our outstanding Ordinary Shares, it may be able to influence the outcome of corporate actions so long as it retains Class B Ordinary Shares. During the period of Grande Holding Limited’s controlling or significant ownership of our Ordinary Shares, investors may not be able to affect the outcome of such corporate actions.

Our Controlling Shareholder, Grande Holding Limited, may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale or other liquidity event and might ultimately affect the market price of our Class A Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, or give rise to adverse publicity or other negative consequences. In recent years, several major index providers have revised their policies regarding companies with multiple-class share structures, and the current landscape has evolved meaningfully from prior restrictions. For example, in April 2023, S&P Dow Jones Indices reversed its prior policy (which had, since July 2017, barred most newly public dual-class companies from the S&P Composite 1500 and its component indices, including the S&P 500, S&P MidCap 400 and S&P SmallCap 600); under the revised policy, all companies with multiple share classes, including newly public ones, are now eligible for inclusion in those indices, provided they meet all other eligibility criteria. Similarly, in October 2018, MSCI confirmed that equity securities with unequal voting structures would remain eligible for inclusion in its global indices at their free-float market capitalization weight, superseding its earlier temporary bar on certain new dual-class listings, while also launching a new index series that specifically incorporates voting rights in its eligibility criteria. As for FTSE Russell, although it announced in 2017 that it would require a minimum of 5% of a company’s voting rights to be held by unrestricted shareholders for index inclusion, it did not categorically exclude all dual-class companies and has continued to apply that voting-rights threshold rather than a blanket prohibition. As a result of these developments, our dual-class capital structure no longer results in the categorical exclusion from these indices that existed under the prior policies; however, these index provider policies remain subject to change, and we cannot assure you that other stock indices will not adopt similar restrictions or impose additional conditions, such as sunset provisions or stricter voting-rights minimums. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, any future exclusion from, or reduced weighting in, such indices could preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors, and any of these outcomes could adversely affect the market price of our Class A Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Mr. Tak Kai Raymond, Tam (our ultimate controlling shareholder and majority shareholder of Grande Holding Limited) and Ms. Tianhang, Zhao beneficially own the majority of the voting power of our outstanding Ordinary Shares.

We may be deemed a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c) if more than 50% of the voting power for the election of directors is held by an individual, group or another company. A controlled company is eligible to rely on certain exemptions from Nasdaq corporate governance requirements, including the requirements that a majority of the board of directors consist of independent directors, that director nominees be selected or recommended solely by independent directors or by a nominations committee composed solely of independent directors, and that executive officer compensation be determined or recommended solely by independent directors or by a compensation committee composed solely of independent directors. We do not currently intend to rely on the controlled company exemptions, except as otherwise disclosed in this prospectus.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI.

We are incorporated under the laws of the BVI. We conduct our operations in Hong Kong and Mainland China, outside the United States and substantially all of our assets are located outside the United States. In addition, most of our directors, officers and senior management are located in Hong Kong, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are also uncertainties as to whether the courts of the BVI would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The U.S. and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (i) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (ii) entertain original actions brought against us or other persons predicated upon the Securities Act.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us, our subsidiaries, or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us, our subsidiaries or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against our subsidiaries, or our management named in the prospectus, as judgments entered in the U.S. can be enforced in Hong Kong only at common law.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the Amended and Restated Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Amended and Restated Memorandum and Articles of Association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; or (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the Amended and Restated Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Amended and Restated Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

●	current and future economic and political conditions;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our client base;

●	our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry, economic and market performance;

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

Any sales of Class A Ordinary Shares by the Investor pursuant to this prospectus will be solely for the Investor’s account. We will not receive any proceeds from any such sales. However, we may receive up to US$40,000,000 in aggregate gross purchase price from the Investor under the ELOC Purchase Agreement in connection with sales of our Class A Ordinary Shares to the Investor pursuant to Purchase Notices after the date of this prospectus, subject to the terms, conditions and limitations set forth in the ELOC Purchase Agreement. The amount payable to us for Class A Ordinary Shares sold pursuant to a Purchase Notice will equal the applicable Investment Amount, which means the gross price of the Purchase Notice Shares, less Clearing Costs. The actual proceeds may be less than US$40,000,000 depending on the number of Class A Ordinary Shares we elect to sell, the market price of our Class A Ordinary Shares, the type of Purchase Notice delivered, the amount of any Clearing Costs and whether the conditions to the Investor’s purchase obligation are satisfied.

We intend to use any proceeds from the Facility primarily for strengthening our corporate finance advisory business, developing our asset management business, pursuing potential acquisitions and other strategic investments, increasing our liquid capital and general working capital and corporate purposes. We will have broad discretion in the way we use these proceeds. See “Risk Factors.”

As of the date of this prospectus, we have not identified any target in connection with potential acquisitions or other strategic investments.

The Investor will pay or assume any discounts, commissions or concessions received by it, except as set forth in the ELOC Purchase Agreement. We will bear all other costs, fees and expenses incurred in effecting the registration of the Class A Ordinary Shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of counsel and independent registered public accountants.

We cannot currently determine the price or prices at which the ELOC Shares may be sold by the Investor under this prospectus.

DIVIDEND POLICY

On June 25, 2024, Grande Capital Limited declared a cash dividend of HK$6 million (approximately US$769,231) to our Controlling Shareholder, Grande Holding Limited, for the purpose of distribution of profits obtained during the year. Save as previously disclosed, as of the date of the prospectus, and the years ended March 31, 2026, 2025, and 2024 neither Grande nor its subsidiaries have declared or made any dividend or contribution to their respective shareholders.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends to public shareholders of Grande in the foreseeable future.

Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolution of directors, authorize and declare a dividend to Grande’s shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) we will be able to pay our debts as they fall due; and (b) the value of our assets exceeds our liabilities.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Grande’s ability to pay dividends to the shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries. According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividend. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents, indebtedness and capitalization as of March 31, 2026:

●	on an actual historical basis;

●	on a pro forma basis to give effect to the issuance to the Investor of the first tranche of Commitment Shares pursuant to Section 6.4 of the ELOC Purchase Agreement, being 76,923 Class A Ordinary Shares, determined by dividing US$100,000 by an assumed closing price of US$1.30 per share, which was the closing price of our Class A Ordinary Shares on Nasdaq on August 20, 2026, as if such issuance had occurred on March 31, 2026. The pro forma column does not include the second, third or fourth tranches of Commitment Shares, none of which is earned, due, issuable or deliverable unless and until the applicable aggregate Investment Amount milestone is achieved; and

●	on a pro forma as adjusted basis to give further effect to (i) the issuance and sale by us to the Investor of 30,769,231 Class A Ordinary Shares pursuant to Purchase Notices delivered under the ELOC Purchase Agreement, at an assumed average purchase price of US$1.30 per share, generating aggregate gross proceeds of US$40,000,000, being the maximum aggregate gross purchase price permitted under the ELOC Purchase Agreement, after deducting estimated offering expenses of approximately US$149,253 but before deducting Clearing Costs; and (ii) the issuance to the Investor of an aggregate of 230,769 additional Class A Ordinary Shares, comprising the second, third and fourth tranches of Commitment Shares, which are earned upon our receipt of aggregate Investment Amounts of US$10,000,000, US$20,000,000 and US$30,000,000, respectively, each of which milestones is achieved under the full drawdown assumed in this column, and for which we will receive no cash proceeds.

The pro forma and pro forma as adjusted information is unaudited and illustrative only. We have the right, but not the obligation, to deliver Purchase Notices to the Investor, and the Investor’s obligation to purchase Class A Ordinary Shares is subject to conditions and limitations set forth in the ELOC Purchase Agreement, including the Purchase Notice Limit, the Beneficial Ownership Limitation and the Exchange Cap, that may not be satisfied. We may sell to the Investor all, some or none of the Class A Ordinary Shares that may be available for us to sell under the ELOC Purchase Agreement, and the actual number of Class A Ordinary Shares issued, and the actual proceeds we receive, will depend on the number and type of Purchase Notices we deliver, the market price of our Class A Ordinary Shares at the time of each Purchase Notice, the applicable purchase price and the amount of any Clearing Costs. In no event may the aggregate gross purchase price payable to us under the ELOC Purchase Agreement exceed US$40,000,000.

The information in this table should be read in conjunction with the financial statements and notes thereto and other financial information included in this prospectus and any applicable prospectus supplement, including the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2026
	(US$)	(US$)	(US$)
	Actual	Pro Forma (Unaudited) (1)	Pro Forma As Adjusted (Unaudited) (2)
Cash and cash equivalents	1,451,526	1,451,526	41,302,273

Indebtedness:
Amounts due to related parties (current, unsecured, and unguaranteed) (3)	2,618,648	2,618,648	2,618,648
Lease liabilities – current (unsecured, and unguaranteed) (4)	158,018	158,018	158,018
Lease liabilities – non-current (unsecured and unguaranteed) (4)	261,962	261,962	261,962
Total indebtedness	3,038,628	3,038,628	3,038,628

Shareholder’s equity:
Class A Ordinary Shares, par value US$0.00001 per share; 4,950,000,000 shares authorized; 19,906,250 shares issued and outstanding on an actual basis; 19,983,173 shares issued and outstanding on a pro forma basis; and 50,983,173 shares issued and outstanding on a pro forma as adjusted basis	199	200	510
Class B Ordinary Shares, par value US$0.00001 per share; 50,000,000 shares authorized; 5,000,000 shares issued and outstanding on an actual, pro forma and pro forma as adjusted basis	50	50	50
Subscription receivables	(128)	(128)	(128)
Additional paid in capital	8,621,118	8,721,117	48,471,554
Accumulated deficit	(1,367,905)	(1,367,905)	(1,367,905)
Total shareholders’ equity	7,253,334	7,353,334	47,104,081
Non-controlling interest	251,622	251,622	251,622
Total equity	7,504,956	7,604,956	47,355,703
Total capitalization	10,543,584	10,643,584	50,394,331

(1)	The pro forma column gives effect to the issuance of 76,923 Class A Ordinary Shares to the Investor, being the first tranche of Commitment Shares having a value of US$100,000, determined by dividing US$100,000 by an assumed closing price of US$1.30 per share. The first tranche of Commitment Shares is fully earned and due as of the execution date of the ELOC Purchase Agreement and will be issued and delivered within two Business Days following the date on which the registration statement of which this prospectus forms a part is declared effective. The actual number of Class A Ordinary Shares comprising the first tranche will be determined by dividing US$100,000 by the closing price of the Class A Ordinary Shares on the Commitment Shares Determination Date, which is the earlier of (i) the Business Day immediately prior to the effective date of the registration statement and (ii) the date that is 180 calendar days following July 16, 2026, and will therefore differ from the assumed number if the applicable closing price differs from the assumed price. If our Class A Ordinary Shares trade at a lower price on the Commitment Shares Determination Date, a greater number of Commitment Shares will be issued. The Commitment Shares are issued as consideration for the Investor’s commitment under the ELOC Purchase Agreement, and we will not receive any cash proceeds from their issuance; accordingly, the pro forma column reflects no change in cash and cash equivalents. The aggregate value of US$100,000 has been recorded as an increase in share capital and additional paid-in capital with a corresponding deferred offering cost. The pro forma column excludes the second, third and fourth tranches of Commitment Shares (each having a value of US$100,000), which are earned, due, issuable and deliverable only upon our receipt of aggregate Investment Amounts of US$10,000,000, US$20,000,000 and US$30,000,000, respectively, and which, if all were issued at the assumed price, would comprise an aggregate of 230,769 additional Class A Ordinary Shares.
(2)	The pro forma as adjusted column gives effect to the issuance and sale to the Investor of 30,769,231 Class A Ordinary Shares pursuant to Purchase Notices at an assumed average purchase price of US$1.30 per share, being the maximum number of Class A Ordinary Shares that could be issued and sold at that assumed average purchase price before the aggregate gross purchase price reaches the US$40,000,000 Commitment Amount, after deducting estimated offering expenses of approximately US$149,253 but before deducting Clearing Costs, which will be deducted from the Investment Amount payable to us in respect of each Purchase Notice. The column also gives effect to the issuance of an aggregate of 230,769 additional Class A Ordinary Shares, comprising the second, third and fourth tranches of Commitment Shares earned upon achievement of the Investment Amount milestones assumed to be met in this column; those Class A Ordinary Shares are issued for no cash consideration, and the actual number issued in respect of each tranche will be determined by dividing US$100,000 by the closing price of the Class A Ordinary Shares on the applicable determination date, which may differ from the assumed price. On the foregoing assumptions, an aggregate of 31,076,923 Class A Ordinary Shares, comprising 30,769,231 Purchase Notice Shares and 307,692 Commitment Shares, would be issued to the Investor, within the 50,000,000 Class A Ordinary Shares registered for resale under this prospectus. The number of Class A Ordinary Shares registered for resale under this prospectus (50,000,000) exceeds the assumed number of Purchase Notice Shares in order to accommodate issuances at purchase prices below the assumed average purchase price; the aggregate gross purchase price payable to us may not exceed US$40,000,000 in any event, irrespective of the number of Class A Ordinary Shares registered. The assumed average purchase price is illustrative only. The actual purchase price for each Purchase Notice will be the Rapid Purchase Price (the average of the four lowest traded prices of the Class A Ordinary Shares during the applicable Rapid Valuation Period) or the VWAP Purchase Price (97% of the lowest daily VWAP of the Class A Ordinary Shares during the applicable three-Business-Day valuation period), each of which is expected to be below the prevailing market price at the relevant time, in which case a greater number of Class A Ordinary Shares would be required to be issued to obtain the same proceeds. If the average purchase price is below US$0.80 per share, the 50,000,000 Class A Ordinary Shares registered for resale under this prospectus would be insufficient for us to receive the full Commitment Amount, and we would be required to register additional Class A Ordinary Shares in order to do so. The pro forma as adjusted column does not give effect to the Beneficial Ownership Limitation, the Exchange Cap or the Purchase Notice Limit, each of which may limit the number of Class A Ordinary Shares that may be issued to the Investor under the ELOC Purchase Agreement. See “Risk Factors — Risks Relating to this Resale Registration and Ownership of our Securities” and “Plan of Distribution.”

(3)	Amounts due to related parties are unsecured, interest-free, and have no fixed terms of repayment. Grande Holding Limited, a related party of the Company, has provided an irrevocable undertaking that it will not demand or require repayment of amounts due from the Company to it totaling US$2,612,698 for a period of at least twelve months from the date of approval of the consolidated financial statements. See Note 21 to the consolidated financial statements for additional information.

(4)	Represents operating lease liabilities recognized under ASC 842, of which US$158,018 is classified as current and US$261,962 as non-current, consistent with our consolidated balance sheet as of March 31, 2026.

DILUTION

If you purchase Class A Ordinary Shares from the Selling Shareholder in this offering, your interest will be diluted to the extent of the difference between the price you pay per Class A Ordinary Share and the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to the issuance and sale of Class A Ordinary Shares to the Investor under the ELOC Purchase Agreement. Because the Class A Ordinary Shares covered by this prospectus are being resold by the Selling Shareholder at prevailing market prices or negotiated prices from time to time, the dilution to any particular purchaser will depend on the price actually paid by that purchaser. Solely for illustrative purposes, the presentation below assumes an average purchase price payable by the Investor of US$1.30 per Class A Ordinary Share, which was the closing price of our Class A Ordinary Shares on Nasdaq on August 20, 2026.

Our net tangible book value as of March 31, 2026 was a deficit of US$(1,868,666), or US$(0.08) per Ordinary Share, calculated as our total shareholders’ equity of US$7,253,334 less goodwill of US$7,222,352 and intangible asset of US$1,899,648, divided by 24,906,250 Ordinary Shares outstanding, comprising 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares. The Class A Ordinary Shares and Class B Ordinary Shares have identical economic rights and differ only as to voting rights.

After giving effect to (i) the issuance of an aggregate of 307,692 Class A Ordinary Shares as Commitment Shares, comprising the first tranche earned upon execution of the ELOC Purchase Agreement and the second, third and fourth tranches earned upon achievement of the Investment Amount milestones assumed to be met, for which we will receive no cash consideration, and (ii) the issuance and sale to the Investor of 30,769,231 Class A Ordinary Shares pursuant to Purchase Notices at an assumed average purchase price of US$1.30 per share for aggregate gross proceeds of US$40,000,000, after deducting estimated offering expenses of approximately US$149,253 but before deducting Clearing Costs, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately US$37,982,081, or US$0.68 per Ordinary Share. This represents an immediate increase in net tangible book value of US$0.76 per Ordinary Share to our existing shareholders and an immediate dilution of US$0.62 per Class A Ordinary Share, or approximately 47.8% of the assumed average purchase price, to the Investor. The following table illustrates this dilution on a per share basis:

(US$)
Assumed average purchase price per Class A Ordinary Share	1.30
Net tangible book value (deficit) per Ordinary Share as of March 31, 2026	(0.08)
Increase in net tangible book value per Ordinary Share attributable to the sale of Purchase Notice Shares to the Investor	0.76
Pro forma as adjusted net tangible book value per Ordinary Share after giving effect to the sale of Purchase Notice Shares to the Investor	0.68
Dilution per Class A Ordinary Share to the Investor	0.62

Because the ELOC Purchase Agreement provides for the sale of Class A Ordinary Shares up to a fixed aggregate gross purchase price of US$40,000,000, rather than for a fixed number of shares, a change in the average purchase price does not change the assumed proceeds; it changes the number of Class A Ordinary Shares we must issue in order to receive them. A 10% decrease in the assumed average purchase price to US$1.17 per share would require the issuance of 34,188,034 Class A Ordinary Shares pursuant to Purchase Notices to generate the full US$40,000,000 of gross proceeds, and would result in a pro forma as adjusted net tangible book value of approximately US$0.64 per Ordinary Share, representing dilution to the Investor of approximately US$0.53 per share, or approximately 45.3% of that assumed average purchase price. A 10% increase in the assumed average purchase price to US$1.43 per share would reduce the number of Class A Ordinary Shares required to 27,972,028, and would result in a pro forma as adjusted net tangible book value of approximately US$0.71 per Ordinary Share, representing dilution to the Investor of approximately US$0.72 per share, or approximately 50.1% of that assumed average purchase price. See “Additional Dilution Scenarios” below.

The following table summarizes, on the pro forma as adjusted basis described above, the total number of Ordinary Shares held by our existing shareholders and purchased by the Investor, the total consideration paid or payable, and the average price per Ordinary Share paid or payable, before deducting offering expenses and Clearing Costs:

	Ordinary Shares Held / Purchased		Total Consideration		Average Price per Ordinary Share
	Number	%	Amount (US$)%		(US$)
Existing shareholders	24,906,250	44.5%	10,781,478	21.2%	0.43
The Investor (1)	31,076,923	55.5%	40,000,000	78.8%	1.29
Total	55,983,173	100.0%	50,781,478	100.0%	0.91

(1)	Comprises 30,769,231 Purchase Notice Shares at the assumed average purchase price of US$1.30 per share and an aggregate of 307,692 Commitment Shares issued for no cash consideration. The average price per Ordinary Share shown for the Investor reflects the aggregate US$40,000,000 gross purchase price divided by the aggregate 31,076,923 Class A Ordinary Shares assumed to be issued to the Investor, including the Commitment Shares.

Additional Dilution Scenarios

The following table illustrates the number of Class A Ordinary Shares that would be issued to the Investor pursuant to Purchase Notices under the ELOC Purchase Agreement, the gross proceeds to us, and the resulting dilution to our existing shareholders, at various assumed average purchase prices. The number of Class A Ordinary Shares shown is the lesser of (i) the number required to generate the full US$40,000,000 Commitment Amount at the applicable assumed average purchase price and (ii) the 50,000,000 Class A Ordinary Shares registered for resale under this prospectus. At assumed average purchase prices below US$0.80 per share, the registered Class A Ordinary Shares would be insufficient for us to receive the full Commitment Amount, and the resulting shortfall is shown in the table. This table does not include Commitment Shares, which would result in additional dilution without any cash proceeds to us.

Assumed Average Purchase Price per Share (US$)	Number of Class A Ordinary Shares to be Issued (1)(2)	Gross Proceeds to the Company (US$) (3)	Shortfall Against the Commitment Amount (US$) (4)	Class A Ordinary Shares Outstanding After Issuance (5)	Percentage Dilution to Existing Class A Holders (6)	Percentage Dilution to All Existing Shareholders (7)
5.00	8,000,000	40,000,000	—	27,906,250	28.67%	24.31%
4.00	10,000,000	40,000,000	—	29,906,250	33.44%	28.65%
3.00	13,333,334	40,000,000	—	33,239,584	40.11%	34.87%
2.00	20,000,000	40,000,000	—	39,906,250	50.12%	44.54%
1.30	30,769,231	40,000,000	—	50,675,481	60.72%	55.27%
1.00	40,000,000	40,000,000	—	59,906,250	66.77%	61.63%
0.80	50,000,000	40,000,000	—	69,906,250	71.52%	66.75%
0.50	50,000,000	25,000,000	15,000,000	69,906,250	71.52%	66.75%
0.25	50,000,000	12,500,000	27,500,000	69,906,250	71.52%	66.75%

(1)	Represents the lesser of (i) US$40,000,000 divided by the assumed average purchase price and (ii) the 50,000,000 Class A Ordinary Shares registered for resale under this prospectus. If we seek to issue and sell Class A Ordinary Shares in excess of the number registered, we must first register the resale of such additional Class A Ordinary Shares under the Securities Act, which could cause additional substantial dilution to our shareholders.
(2)	The table does not give effect to the Exchange Cap, which limits the number of Class A Ordinary Shares we may issue under the ELOC Purchase Agreement to 19.99% of our outstanding Ordinary Shares as of July 16, 2026 (being approximately 4,978,760 Ordinary Shares), unless shareholder approval is obtained, the average price paid for all Ordinary Shares issued under the ELOC Purchase Agreement equals or exceeds the Nasdaq Minimum Price, or we rely on an available exemption, including our election as a foreign private issuer to follow home country practice in lieu of Nasdaq Listing Rule 5635(d). Each scenario shown in the table assumes issuances in excess of the Exchange Cap. The table also does not give effect to the Beneficial Ownership Limitation, pursuant to which the Investor will not be required to purchase, and we will not issue, Class A Ordinary Shares to the extent the Investor would beneficially own more than 4.99% (which the Investor may increase to up to 9.99% upon 61 days’ prior written notice) of the number of Ordinary Shares outstanding immediately prior to the applicable issuance, or to the Purchase Notice Limit. See “Plan of Distribution.”
(3)	Before deducting Clearing Costs and estimated offering expenses. Gross proceeds are capped at the US$40,000,000 Commitment Amount irrespective of the number of Class A Ordinary Shares registered.
(4)	Represents the portion of the US$40,000,000 Commitment Amount that could not be drawn at the applicable assumed average purchase price without registering additional Class A Ordinary Shares.
(5)	Based on 19,906,250 Class A Ordinary Shares outstanding as of March 31, 2026, plus the number of Class A Ordinary Shares shown in the second column. Excludes Commitment Shares.
(6)	Calculated as the number of Class A Ordinary Shares issued divided by the total number of Class A Ordinary Shares outstanding after the issuance. This measure does not take into account our outstanding Class B Ordinary Shares.
(7)	Calculated as the number of Class A Ordinary Shares issued divided by the total number of Ordinary Shares (Class A and Class B) outstanding after the issuance, based on 24,906,250 Ordinary Shares outstanding as of March 31, 2026, comprising 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statements of operations and comprehensive income data for the years ended March 31, 2026 and 2025 and the selected consolidated balance sheet data as of March 31, 2026 and 2025 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2026, filed with the SEC on July 31, 2026. Our consolidated financial statements are prepared and presented in conformity with the U.S. GAAP and are presented in $. Historical results are not necessarily indicative of results expected for any future period.

The following table shows key components of our results of operations during the years ended March 31, 2026, 2025 and 2024.

STATEMENT OF OPERATIONS DATA:

	2026	2025	2024
Revenue	$1,807,643	$4,338,827	$4,529,196
Revenue – related party	769,231	—	—
Cost of revenue	(976,073)	(1,019,658)	(1,519,277)
Gross profit	1,600,801	3,319,169	3,009,919

General and administrative expenses	(2,966,105)	(1,418,069)	(887,036)
Goodwill impairment loss	(1,942,266)	—	—
Total operating expenses	(4,908,371)	(1,418,069)	(887,036)

Operating (loss) income	(3,307,570)	1,901,100	2,122,883

Other (expense) income
Interest income	96,048	9,350	9,261
Government subsidies	—	2,605	—
Other miscellaneous income	—	321	—
Loss on disposal of equity securities	(414,653)	—	—
Total other (expense) income	(318,605)	12,276	9,261

(Loss) Income before taxes	(3,626,175)	1,913,376	2,132,144
(Benefit from) Provision for income taxes	(88,966)	294,179	334,071
Net (loss) income	(3,537,209)	$1,619,197	$1,798,073
Less: Net loss attributable to non-controlling interest	62,534	—	—
Net (loss) income attributable to shareholders of the Company	$(3,474,675)	$1,619,197	$1,798,073

(Loss) Income per share – Basic and diluted	$(0.14)	$0.11	$0.18
Basic and diluted weighted average shares outstanding*	24,353,510	14,680,821	10,000,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

BALANCE SHEET DATA:

	2026	2025	2024
Total current assets	$2,583,153	$3,501,997	$3,449,316
Total non-current assets	10,444,703	1,179,563	652,713
Total current liabilities	(4,786,026)	(2,574,684)	(2,684,417)
Total non-current liabilities	(736,874)	—	(160,708)
Total shareholders’ equity	7,253,334	2,106,870	1,256,904

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Our mission is to become one of the most successful integrated financial service providers in Hong Kong and offer tailored, innovative financial solutions to clients in Asia.

Headquartered in Hong Kong, we are a holding company incorporated in the British Virgin Islands, and all of our business are carried out by our Operating Subsidiaries in Hong Kong and Mainland China, through Grande Capital, Wicens International, and Shenzhen Zhenjing.

Grande Capital is a boutique financial firm that focuses on providing quality corporate finance advisory services to clients in Asia. Grande Capital is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities in Hong Kong. Since Grande Capital first obtained the licenses under the SFO on January 23, 2018, Grande Capital has sponsored and completed 16 successful IPOs (i.e. IPO that successfully closed and listed) on the HKSE.

Wicens International focuses on providing underwriting and placing, securities dealing and brokerage services to clients in Hong Kong. Wicens International acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. Wicens International is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities in Hong Kong.

Grande Consulting, through Shenzhen Zhenjing, principally engaged in the provision of executive training and corporate finance consulting services. It currently operates under a business-to-business model, which supplies high-quality course materials to executive training course providers, for their corporate operation training and capital market/corporate finance education for entrepreneurs and corporate executives. The course materials are strategically formulated to assist high-growth enterprises in understanding capital market dynamics, regulatory compliance, and listing frameworks for both the Hong Kong Stock Exchange and the Nasdaq Capital Market. Shenzhen Zhenjing is incorporated under the law of the PRC and operates in Mainland China and Hong Kong.

For the years ended March 31, 2026, 2025 and 2024, our total revenue was approximately $2.6 million, $4.3 million and $4.5 million, respectively. Our gross profit and net loss were $1.6 million and $3.5 million, respectively, for the year ended March 31, 2026, as compared to our gross profit and net income of $3.3 million and $1.6 million, respectively, for the year ended March 31, 2025, as compared to our gross profit and net income of $3.0 million and $1.8 million, respectively, for the year ended March 31, 2024.

The services we offer include:

(1) IPO sponsorship and related services

Grande Capital acts as sponsor to companies aspiring to list on the HKSE. Grande Capital takes the principal role of advising and guiding listing applicants throughout the IPO process, coordinating the listing progress, conducting due diligence, performing all duties of a sponsor as required under the applicable rules and regulations and acting as the primary channel of communication with the regulators such as the HKSE and the HKSFC concerning the listing, in return for a sponsor’s fee. The clients pay us by way of progress payment based on achievement of certain milestones, such as signing of the engagement letter, submission of listing application, and first dealing of shares, in the IPO progress and we recognize the listing sponsorship services fee as our revenue when the performance obligation is satisfied.

Since 2022, as part of the IPO sponsorship services, Grande Capital has also started participating in underwriting syndicates for those IPOs that Grande Capital acted as sponsors, in return for underwriting commissions.

(2) Corporate financial advisory services

Grande Capital also provides a wide range of corporate financial advisory services to clients, which can be broadly classified into the following 3 categories:

General advisory services: these mainly include (i) advisory works for private companies, public companies listed on HKSE, as well as their shareholders advising them on the terms and structures of proposed transactions, such as takeovers, mergers and acquisitions or investment, and the relevant implications of the Hong Kong regulatory framework, which primarily included the HK Listing Rules and HK Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as the U.S. exchanges. Grande Capital charges a fixed fee payable by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

Independent financial advisory services: these mainly include providing advice to the independent board committee and independent shareholders of companies listed on HKSE, rendering recommendation and opinions, in return for a fixed fee paid by progress payment based on achievement of certain milestones, such as submission to the regulators, receiving approvals from the regulators and/or publishing the relevant documents on the HKSE.

Compliance advisory services: these mainly include advisory work to listed companies in Hong Kong in relation to post-listing compliance matters, in return for a monthly fee.

(3) Referral services

Since mid-2024, Grande Capital also provides referral services to other professional parties, such as financial institutions, for equity and debt fund raising exercises, for referral fees. Occasionally we may on a case-by-case basis come across fund-raising exercises which require the introduction of other professional parties in which we may obtain referral fees. Such referral fee is generally based on a percentage of the fee charged by our clients in the particular fund-raising exercises.

(4) Underwriting, Placing, and Securities Brokerage Services

Since late April, 2026, we have commenced our underwriting, placing, and securities brokerage services through Wicens International. Wicens International acts as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. Wicens International also provides securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. Wicens International acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitates the clients’ trading of securities listed on selected overseas stock exchanges, in return for brokerage commission income. Wicens International is a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities in Hong Kong.

(5) Executive Training and Corporate Finance Consulting Services

Following our acquisition of Shenzhen Zhenjing, through Grande Consulting and Shenzhen Zhenjing, we expanded our footprint into executive training and corporate finance consulting services. The acquisition of Shenzhen Zhenjing is an important part of our growth strategies to promote and enhance our brand locally and overseas and to strengthen the ECM and corporate finance advisory services. Shenzhen Zhenjing develops and delivers executive training curriculum and teaching materials under a business-to-business (“B2B”) model as an upstream provider of proprietary executive training course content and educational framework to independent downstream course operators, rather than directly providing end-user training. These course materials focus on corporate operational management, capital market dynamics, regulatory compliance, and listing execution frameworks for small and medium-sized enterprises (“SMEs”). The curriculum is strategically tailored to assist founders and senior executives of high-growth enterprises in navigating their corporate management and corporate finance needs. Shenzhen Zhenjing also offers targeted corporate finance consulting services to enterprise clients seeking strategic expansion and future capital market entry.

Our revenue decreased from approximately US$4.3 million for the year ended March 31, 2025 to approximately US$2.6 million for the year ended March 31, 2026; while our profit before tax decreased from approximately US$1.9 million to a loss before taxes of approximately US$3.6 million in the corresponding years. This decrease was mainly due to further delays in our ongoing IPO projects where Grande Capital acted as a sponsor but has not finished them yet. It was also caused by a lower number of advisory engagements and slower progress in ongoing projects which resulted in fewer milestone achievements, as well as a significant reduction in referral arrangements during the year. This decline was partially offset by a new revenue stream from course material supply following our acquisition of Proplus in October 2025, which expands our business in Mainland China and diversifies our revenue streams.

Our revenue decreased from approximately $4.5 million for the year ended March 31, 2024 to approximately $4.3 million for the year ended March 31, 2025; while our profit before tax decreased from approximately $2.1 million to $1.9 million in the corresponding years. The decrease was mainly due to our ongoing IPO projects where Grande Capital acted as a sponsor but did not finish them during that year.

Key factors affecting operating results

We believe the following key factors may affect our results of operations:

Economic conditions in Hong Kong

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations are influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in Hong Kong.

Ability of our Group to stay competitive in the equity capital market

The sustainability of our revenue and net income will depend upon our ability to remain competitive in the equity capital market and to obtain new customers on a consistent basis.

Our ability to maintain our major customers

For the years ended March 31, 2026, 2025 and 2024, approximately 72.2%, 57.2% and 78.1% of our total revenues, respectively, were generated by five customers. There are no known trends and uncertainties related to these customers that are reasonably likely to have a material effect on the financial results due to the non-recurring nature of the revenue from these projects. Revenue from these customers is not expected to recur after completion of these projects. Since Grande Capital’s listing sponsorship services and financial and compliance advisory services are non-recurring in nature, there is no assurance that we can continue to secure the engagements comparable to those secured for the year ended March 31, 2026 in the future. If we are unable to continuously secure new sizable mandates, or if the market conditions become unfavorable, our business and the results of operations may be materially and adversely affected.

Results of Operations

Comparison of Years Ended March 31, 2026, 2025 and 2024

The following table sets forth the consolidated results of our operations for the years ended March 31, 2026, 2025 and 2024, respectively:

	2026	2025	2024
Revenue	$1,807,643	$4,338,827	$4,529,196
Revenue – related party	769,231	—	—
Cost of revenue	(976,073)	(1,019,658)	(1,519,277)
Gross profit	1,600,801	3,319,169	3,009,919

General and administrative expenses	(2,966,105)	(1,418,069)	(887,036)
Goodwill impairment loss	(1,942,266)	—	—
Total operating expenses	(4,908,371)	(1,418,069)	(887,036)

Operating (loss) income	(3,307,570)	1,901,100	2,122,883

Other (expense) income
Interest income	96,048	9,350	9,261
Government subsidies	—	2,605	—
Other miscellaneous income	—	321	—
Loss on disposal of equity securities	(414,653)	—	—
Total other (expense) income	(318,605)	12,276	9,261

(Loss) Income before taxes	(3,626,175)	1,913,376	2,132,144
(Benefit from) Provision for income taxes	(88,966)	294,179	334,071
Net (loss) income	(3,537,209)	$1,619,197	$1,798,073
Less: Net loss attributable to non-controlling interest	62,534	—	—
Net (loss) income attributable to shareholders of the Company	$(3,474,675)	$1,619,197	$1,798,073

(Loss) Income per share – Basic and diluted	$(0.14)	$0.11	$0.18
Basic and diluted weighted average shares outstanding*	24,353,510	14,680,821	10,000,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

Revenue

Revenue decreased by approximately $1.7 million or 40.6% from $4.3 million in the year ended March 31, 2025 to $2.6 million in the year ended March 31, 2026, mainly because of a lower number of advisory engagements and slower progress in ongoing projects which resulted in fewer milestone achievements, as well as a significant reduction in referral arrangements during the year. This decline was partially offset by a new revenue stream from course material supply following our acquisition of Proplus in October 2025, which expands our business in Mainland China and diversifies our revenue streams.

Revenue decreased by approximately $0.2 million or 4.2% from $4.5 million in the year ended March 31, 2024 to $4.3 million in the year ended March 31, 2025, mainly because of the decrease in revenue from IPO sponsorship services offset by the increase in revenue from referral services and general advisory services. To generate alternative streams of income, Grande Capital provides referral services to other professional parties such as financial institutions, for equity and debt fund raising exercises, for referral fees. Grande Capital also provides a wide range of corporate financial advisory services to clients which mainly include (i) advisory works for private companies, public companies listed on HKSE, as well as their shareholders advising them on the terms and structures of proposed transactions, such as takeovers, mergers and acquisitions or investment, and the relevant implications of the Hong Kong regulatory framework, which primarily included the HK Listing Rules and HK Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as the U.S. exchanges, in return for a general advisory fee.

The table below sets out our revenue resulting from fixed fees and commissions and performance based fees for the years ended March 31, 2026, 2025 and 2024.

	March 31,
	2026	%	2025	%	2024	%
Fixed fees	$2,576,874	100%	$4,338,827	100%	$4,059,529	89.6%
Commissions and performance based fees	—	0%	—	0%	469,667	10.4%
Total	$2,576,874	100%	$4,338,827	100%	$4,529,196	100%

The table below sets out our revenue by service categories and geographical location of our clients for the years ended March 31, 2026, 2025 and 2024.

	March 31,
Total revenues as of	2026	2025	2024
IPO sponsorship services	$105,497	$257,775	$2,872,152
- Hong Kong	—	—	1,583,250
- the PRC	105,497	257,775	1,137,749
- Singapore	—	—	151,153

Underwriting and placing services	—	—	469,667
- Hong Kong	—	—	331,205
- the PRC	—	—	138,462

Referral services	769,231	1,594,619	—
- Hong Kong	769,231	1,594,619	—

General advisory services	817,662	1,648,747	594,872
- Hong Kong	817,662	1,206,439	471,795
- the PRC	—	141,026	20,513
- Singapore	—	301,282	102,564

Independent financial advisory services	173,590	98,910	145,949
- Hong Kong	173,590	34,615	111,205
- the PRC	—	42,500	34,744
- Singapore	—	21,795	—

Compliance advisory services	232,353	738,776	446,556
- Hong Kong	149,276	493,466	183,894
- the PRC	76,923	205,310	207,790
- Singapore	6,154	40,000	54,872

Course materials supplying	478,541	—	—
- the PRC	478,541	—	—

Total	$2,576,874	4,338,827	4,529,196

Revenues derived from clients in Hong Kong decreased by approximately $1.4 million or 42.64% from $3.3 million in the year ended March 31, 2025 to $1.9 million in the year ended March 31, 2026. Revenues derived from clients in the PRC slightly increased by $14,350 or 2.2% from $646,611 in the year ended March 31, 2025 to $660,961 in the year ended March 31, 2026. Revenues derived from clients in Singapore significantly decreased by 356,923 or 98.3% from $363,077 in the year ended March 31, 2025 to $6,154 in the year ended March 31, 2026, due to the expiration of our general advisory service contracts in the region.

Revenues derived from clients in Hong Kong increased by approximately $0.6 million or 24.2% from $2.7 million in the year ended March 31, 2024 to $3.3 million in the year ended March 31, 2025. Revenues derived from clients in the PRC decreased by approximately $0.9 million or 58.0% from $1.5 million in the year ended March 31, 2024 to $0.6 million in the year ended March 31, 2025. Revenues derived from clients in Singapore increased by approximately $0.1 million or 17.7% from $0.3 million in the year ended March 31, 2024 to $0.4 million in the year ended March 31, 2025.

Cost of revenue

Cost of revenue consists primarily of staff costs and project related costs. Our cost of revenue decreased by $43,585 or 4.3% from $1,019,658 for the year ended March 31, 2025 to $976,073 for the year ended March 31, 2026. This slight reduction was mainly driven by a decrease in bonuses resulting from a decrease in the number of projects executed during the year.

Our cost of revenue decreased by approximately $0.5 million or 32.9% from $1.5 million for the year ended March 31, 2024 to $1.0 million for the year ended March 31, 2025. This reduction was mainly due to reduced bonuses payable to employees in the project execution function.

Gross profit

Our gross profit decreased by approximately $1.7 million, or 51.8%, from $3.3 million for the year ended March 31, 2025 to $1.6 million for the year ended March 31, 2026. Profit margin decreased from approximately 76.5% in the year ended March 31, 2025 to 62.1% in the year ended March 31, 2026. This decrease in gross profit margin was mainly due to a significant decrease in revenue while the cost of revenue decreased slightly.

Our gross profit increased by approximately $0.3 million, or 10.3%, from $3.0 million for the year ended March 31, 2024 to $3.3 million for the year ended March 31, 2025. Profit margin increased from approximately 66.5% in the year ended March 31, 2024 to 76.5% in the year ended March 31, 2025. The increase in gross profit margin in the year ended March 31, 2025 was mainly attributable to the increase in the provision of referral services and general advisory services while such services are provided by our in-house employees and their salaries, which are a core part of our cost of revenue and recorded a decrease during the year.

General and administrative expenses

General and administrative expenses were approximately 115.1%, 32.7% and 19.6% of total sales in the year ended March 31, 2026, March 31, 2025 and the year ended March 31, 2024 respectively. General and administrative expenses are mainly management and office salaries and employee benefits, depreciation of office equipment and leasehold improvement, operating lease cost, transportation and entertainment and other office expenses.

Our general and administrative expenses increased by approximately $1.6 million, or 109.2% from $1.4 million for the year ended March 31, 2025 to $3.0 million for the year ended March 31, 2026. This increase was mainly due to discretionary one-time bonuses payable to employees in administrative functions and higher traveling and entertainment expenses for client acquisition purposes, and higher maintenance costs associated with our US listing requirements.

Our general and administrative expenses increased by approximately $0.5 million, or 59.9% from $0.9 million for the year ended March 31, 2024 to $1.4 million for the year ended March 31, 2025. The increase in general and administrative expenses was mainly attributable to the increase in audit fee by $0.3 million for the year ended March 31, 2025.

Goodwill impairment loss

On October 9, 2025, the Company completed the acquisition of 100% of the equity interests of Proplus for a total cash consideration of $10,000,000. The purchase resulted in $835,382 in identifiable net assets and $9,164,618 in goodwill. From the acquisition date through March 31, 2026, Proplus contributed $478,541 in revenues and a net loss of $1,911,850 to our consolidated results of operations.

On March 31, 2026, the Company performed its annual goodwill impairment assessment using the income approach based on discounted cash flow method. The annual goodwill impairment assessment, which reflected management’s estimates and assumptions regarding the reporting unit’s future cash flows and other key valuation inputs as of the annual testing date, took into consideration the challenging economic and market conditions in the Chinese Mainland. Based on the assessment, we recognized a goodwill impairment loss of $1,942,266 during the year, as the carrying amount of the Proplus reporting unit exceeded its estimated fair value.

Other income

Government subsidies

Our government subsidies were subsidies received from the Hong Kong government as reimbursements of maternity leave pay and relief measures against COVID-19 during the year ended March 31, 2025. No similar government subsidies were received during the years ended March 31, 2026 and 2024.

Interest income

Our interest income mainly comprised bank interest income. Interest income increased by $86,698, or 927.25%, from $9,350 for the year ended March 31, 2025 to $96,048 for the year ended March 31, 2026, and such increase was in line with the increase in interest rate and increase in bank balance. Interest income increased by $89, or 0.96%, from $9,261 for the year ended March 31, 2024 to $9,350 for the year ended March 31, 2025, the increase was mainly attributable to the increase in interest rate.

Other miscellaneous income

Other miscellaneous income mainly was the refund of medical and severance payment from insurance companies during the year ended March 31, 2025. No such miscellaneous income was received during the year ended March 31, 2026 and 2024.

Loss on disposal of equity securities

During December 2025, the equity securities were disposed of for consideration of $85,347. The Company recognized a loss on disposal of equity securities of approximately $414,653 during the year, reflecting the decline in the quoted market price of ALT5 Sigma’s shares. As of March 31, 2026, the outstanding consideration of $85,347 from the disposal was included within “Prepaid expenses and other current assets” in the consolidated balance sheets.

Subsequent to March 31, 2026 and prior to the issuance date of these consolidated financial statements, the Company received the outstanding balance of $85,347 in full.

Income tax expense

We and our subsidiaries are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate. Income tax expense is comprised mainly of Hong Kong income tax and PRC Enterprise Income Tax.

The income tax expense decreased by $383,145, or 130.2%, from $294,179 for the year ended March 31, 2025 to an income tax benefit of $88,966 for the year ended March 31, 2026. The decrease was mainly due to the net loss before provision for income taxes. The effective tax rate decreased from 15.4% for the year ended March 31, 2025 to 2.5% for the year ended March 31, 2026.

The income tax expense decreased by approximately $39,892, or 11.9%, from $334,071 for the year ended March 31, 2024 to $294,179 for the year ended March 31, 2025. The decrease was mainly due to the decrease in net income before provision for income taxes. The effective tax rate remained relatively stable at 15.7% for the year ended March 31, 2024 and 15.4% for the year ended March 31, 2025, respectively.

Net (loss) income

We recorded a net loss of approximately $3.5 million for the year ended March 31, 2026, compared to a net income of approximately $1.6 million for the year ended March 31, 2025. Such turnaround to a net loss was attributable to the revenue decline, together with a significant increase in operating expenses and a goodwill impairment loss.

We recorded a net income of approximately $1.6 million for the year ended March 31, 2025, compared to $1.8 million for the year ended March 31, 2024. Such decrease was attributable to the decrease in revenue, partially offset by the decrease in cost of revenue.

Liquidity and Capital Resources

On June 30, 2025, the Company closed its IPO of Class A ordinary shares. Subsequently, in July 2025, the underwriter fully exercised the over-allotment option. The IPO and the over-allotment option generated total gross proceeds of $10,781,250, before deducting underwriting discounts, commissions, and offering expenses. Net of these issuance costs, the Company received total net proceeds of $8,621,139, which significantly strengthened our balance sheet.

Our ability to maintain sufficient cash provided by operating activities is dependent on our ability to maintain and expand our client base, enhance our relationships with partners, make adjustments to our business operations to adapt to the business environment, attract and retain our employees, manage our future growth, improve the operational efficiency of our Operating Subsidiaries and navigate an evolving regulatory environment. If we fail to address the aforementioned risks and challenges, our business may be materially and adversely affected. There is no assurance that we will sustain profitability or positive cash provided by operating activities. Current capability to maintain sufficient cash provided by operating activities is not indicative of future operating results.

As of March 31, 2026, we had cash and cash equivalents of approximately $1.5 million. As of March 31, 2026, our current assets were approximately $2.6 million, and our current liabilities were approximately $4.8 million. As of March 31, 2025, we had cash and cash equivalents of approximately $2.1 million. As of March 31, 2025, our current assets were approximately $3.5 million, and our current liabilities were approximately $2.6 million. Our current ratio decreased from approximately 1.4 times in the year ended March 31, 2025 to approximately 0.5 times in the year ended March 31, 2026. This decline was primarily driven by the full cash settlement of a major acquisition during the year, combined with an increase in contract liabilities and advances due to related parties.

Prior to the transaction, the Company held no equity interest in Proplus. On October 9, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Proplus, at a total consideration of US$10 million, which was paid in full upon completion. Upon completion, Proplus became a wholly-owned subsidiary of the Company.

In view of the current cash and bank balances, funds generated by our operating activities and amounts due to related party, being Grande Holding Limited, our ability to meet our financial obligations over the next 12 months is dependent upon the ongoing financial support from our related party. Grande Holding Limited has indicated their intent to provide sufficient financial accommodations and has agreed not to demand repayment of the outstanding balances unless the Company has sufficient resources. Based on this forbearance infrastructure, we believe the Company will have sufficient resources to meet its working capital needs. As of March 31, 2026, 2025 and 2024, the amounts due to Grande Holding Limited were $2,612,698, $1,821,726 and $1,852,115, respectively. However, our ability to meet the liquidity and capital requirements will be subject to future economic conditions and other factors which are beyond our control.

We do not expect to declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations in the ordinary course of business and that assets will be realized and liabilities will be settled at the amounts recorded in the consolidated financial statements.

As of March 31, 2026, the Company had a working capital deficit of $2,202,873, an accumulated deficit of $1,367,905, cash and cash equivalents of $1,451,526, a net loss of $3,537,209, and net cash used in operating activities of $734,152. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

In assessing the Company’s ability to continue as a going concern, management has considered its future liquidity, operating performance, and available sources of financing. Management’s plans primarily include obtaining continued financial support from a related party. Grande Holding Limited, a related party of the Company, has provided an irrevocable undertaking that it will not demand or require repayment of amounts due from the Company totaling $2,612,698 for a period of at least twelve months from the date of approval of the consolidated financial statements, and will provide financial support to the Company, as necessary, to enable the Company to meet its obligations as they fall due during that period.

While the Company believes that it will be able to grow the its revenue base and control expenditures, there is no assurance that it will be able to achieve these goals. As a result, the Company continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed to finance its business development activities, general and administrative expenses and growth strategy. In addition, on July 16, 2026, the Company entered into the Ordinary Share Purchase Agreement with a third party. Under the ELOC scheme, the company will have the capacity to issue additional shares and dispose in the market for extra liquidity.

Cash Flow

The following table sets forth a summary of our consolidated cash flows for the years ended March 31, 2026, 2025 and 2024, respectively:

	2026	2025	2024
Net cash (used in) provided by operating activities	$(734,152)	$794,147	$1,157,742
Net cash used in investing activities	(10,354,468)	(139,153)	-
Net cash provided by (used in) financing activities	10,474,044	(1,357,622)	(331,021)
Net (decrease)/increase in cash and cash equivalents	$(614,576)	$(702,628)	$826,721

Cash (used in) provided by operating activities

For the year ended March 31, 2026, our net cash used in operating activities was approximately $0.7 million, which primarily reflected cash outflow from our net loss of 3.5 million adjusted for (i) net non-cash expenses of $3.0 million, representing non-cash lease expense, goodwill impairment loss, loss on disposal of equity securities, depreciation and provision for expected credit losses, and (ii) net decrease in cash flow from changes in operating assets and liabilities of $0.2 million mainly attributable to cash outflow arising from contract liabilities of $0.2 million, prepaid expenses and other current assets of $0.2 million and lease liabilities of $0.2 million respectively, which were offset by cash inflow arising from contract assets of $0. 2 million and accounts receivable of $0.2 million respectively

For the year ended March 31, 2025, our net cash provided by operating activities was approximately $0.8 million, which primarily reflected cash inflow from our net income of 1.6 million adjusted for (i) net non-cash expenses of $0.3 million, representing non-cash lease expense, depreciation and provision for expected credit losses, and (ii) net decrease in cash flow from changes in operating assets and liabilities of $1.1 million mainly attributable to cash outflow arising from accounts receivable of $0.6 million and contract assets of $0.2 million respectively.

For the year ended March 31, 2024, our net cash provided by operating activities was approximately $1.2 million, which primarily reflected cash inflow from our net income of $1.8 million adjusted for (i) net non-cash expenses of $0.2 million, representing non-cash lease expense, depreciation, reversal of provision for expected credit losses and deferred tax expenses, and (ii) net decrease in cash flow from changes in operating assets and liabilities of $0.9 million mainly attributable to cash outflow arising from contract liabilities of $1.1 million, which were offset by cash inflow arising from accrued expenses and other liabilities of $0.3 million.

Cash used in investing activities

For the year ended March 31, 2026, cash used in investing activities was approximately $10.4 million, which was mainly due to the cash outflow arising from investment in equity securities and acquisition of Proplus (which represents the $10,000,000 total purchase consideration, net of $145,532 in cash acquired) of $0.5 million and $9,854,468, respectively.

For the year ended March 31, 2025, cash used in investing activities was approximately $0.1 million, which mainly consists of purchase of equipment.

Cash provided by (used in) financing activities

For the year ended March 31, 2026, net cash provided by financing activities was approximately $10.5 million, which mainly consists of advance from related parties and net proceeds from initial public offering of approximately $0.8 million and $9.8 million, respectively.

For the year ended March 31, 2025, net cash used in financing activities was $1.4 million, which mainly consists of payments of dividend and offering costs related to the initial public offering.

For the year ended March 31, 2024, net cash used in financing activities was $0.3 million, which mainly consists of payments of offering costs related to the initial public offering.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during the years ended March 31, 2026, 2025 and 2024.

Leased Properties

We lease offices in Hong Kong and Mainland China to support our operations:

Grande Capital, leases an office in Room 2701, 27/F, Tower 1, Admiralty Center, No. 18 Harcourt Road, Hong Kong, with a term from February 15, 2026 to February 14, 2029. The monthly rent for the office is $12,131 (HK$94,626).

Wicens International, leases an office in Room 2701A, 27/F, Tower 1, Admiralty Center, No. 18 Harcourt Road, Hong Kong, with a term from May 1, 2025 to April 30, 2027. The monthly rent for the office is $2,564 (HK$20,000). This lease agreement was terminated ahead of schedule on June 1, 2026.

Shenzhen Zhenjing, leases an office in Room 11, 9/F, Block 1, Qiaocheng No. 1 Plaza, Northeast of the intersection of Qiaoxiang Road and Shenyun Road, Nanshan District, Shenzhen, PRC, with a term from November 19, 2025 to April 30, 2026. The monthly rent for the office is $2,945 (RMB20,908.75).

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2026:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Future minimum payments under operating leases	176,348	275,524	—	451,872
Less: imputed interest	(18,330)	(13,562)	—	(31,892)
Lease obligation	158,018	261,962	—	419,980

The following table summarizes our contractual obligations as of March 31, 2025:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Future minimum payments under operating leases	165,868	—	—	165,868
Less: imputed interest	(5,160)	—	—	(5,160)
Lease obligation	160,708	—	—	160,708

Capital Expenditures

For the year ended March 31, 2026, the Company incurred no capital expenditures for equipment or leasehold improvements. In comparison, total capital expenditures for equipment were $139,153 during the year ended March 31, 2025. Our Group incurred no capital expenditure during the year ended March 31, 2024.

Use of Estimates

The preparation of the consolidated financial statements in conformity with the U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant estimates include:

revenue recognition;

fair value measurements associated with business combinations;

valuation of identifiable intangible asset;

impairment assessments of goodwill;

estimated useful lives of finite-lived intangible asset; and

assumptions utilized in discounted cash flow analyses.

Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

SELLING SHAREHOLDER

This prospectus relates to the possible resale from time to time by White Lion Capital, LLC, the “Selling Shareholder”, of up to 50,000,000 Class A Ordinary Shares, consisting of (i) Class A Ordinary Shares that may be issued and sold by us to the Investor pursuant to Purchase Notices delivered under the ELOC Purchase Agreement and (ii) Class A Ordinary Shares that may be issued by us to the Investor as Commitment Shares, having an aggregate value of up to US$400,000, pursuant to Section 6.4 of the ELOC Purchase Agreement. In no event will the aggregate number of Class A Ordinary Shares offered for resale under this prospectus exceed 50,000,000. Under the ELOC Purchase Agreement, we may, in our sole discretion, issue and sell to the Selling Shareholder, from time to time during the Commitment Period, Class A Ordinary Shares having an aggregate gross purchase price of up to US$40,000,000, subject to the terms, conditions and limitations set forth therein. We may also issue Commitment Shares having an aggregate value of up to US$400,000, consisting of four tranches of US$100,000 each. The first tranche, having a value of US$100,000, is fully earned and due upon the execution date and will be issued and delivered promptly, and in any event within two Business Days, following the date on which this Registration Statement is declared effective by the SEC. The second, third and fourth tranches, each having a value of US$100,000, will be earned, due, issued and delivered upon the achievement of aggregate Investment Amounts received by the Company under the ELOC Purchase Agreement of US$10,000,000, US$20,000,000 and US$30,000,000, respectively. Except for the first tranche, no tranche of Commitment Shares will be deemed earned, due, issuable or deliverable unless and until the applicable aggregate Investment Amount milestone has been achieved. If any such milestone is not achieved prior to the expiration or termination of the ELOC Purchase Agreement or the end of the Commitment Period, the corresponding tranche of Commitment Shares will not be deemed earned, due, issuable or deliverable, and we will have no obligation to issue or deliver such tranche to the Selling Shareholder. No termination, expiration or end of the Commitment Period will accelerate, vest, earn or otherwise trigger any tranche of Commitment Shares that has not otherwise become earned, due, issuable and deliverable in accordance with Section 6.4 of the ELOC Purchase Agreement.

The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Any underwriters, broker-dealers or agents that participate in the sale of the Class A Ordinary Shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Other than with respect to the transactions contemplated by the ELOC Purchase Agreement, the Registration Rights Agreement and the related Transaction Documents, White Lion Capital, LLC has not had any material relationship with us or any of our affiliates within the past three years. The ELOC Purchase Agreement provides that the Investor is not an officer, director or “affiliate,” as that term is defined in Rule 405 under the Securities Act, of the Company.

The information in the table below is based on information provided to us by the Selling Shareholder. The number of Class A Ordinary Shares beneficially owned after the sale of all Class A Ordinary Shares covered by this prospectus assumes that all Class A Ordinary Shares registered for resale under this prospectus are issued to, and resold by, the Selling Shareholder, although the actual number of Class A Ordinary Shares issued to the Selling Shareholder may be less than the number registered for resale under this prospectus and will depend on, among other things, the number and type of Purchase Notices we deliver, the applicable purchase price, the amount of any Clearing Costs, the number of Commitment Shares issued and whether the applicable conditions and limitations under the ELOC Purchase Agreement are satisfied.

Name of Selling Shareholder	Number of Class A Ordinary Shares Owned Prior to Offering(1)	Maximum Number of Class A Ordinary Shares to Be Sold Pursuant to this Prospectus(1)	Number of Class A Ordinary Shares Owned After Offering	Percentage of Beneficial Ownership After Offering (2)
White Lion Capital, LLC (3)(4) (5)	0	50,000,000	0	0%

(1)	The number of shares is based upon the number of ordinary shares held by the Selling Shareholder on the books and records of the company and its transfer agent.

(2)	Assuming all Class A Ordinary Shares registered for resale under this prospectus are sold by the Selling Shareholder.

(3)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes Class A Ordinary Shares over which the Selling Shareholder has sole or shared voting or investment power. For purposes of calculating the number of Class A Ordinary Shares beneficially owned by the Selling Shareholder before and after this resale registration, we have excluded Class A Ordinary Shares that may be issued pursuant to Purchase Notices under the ELOC Purchase Agreement to the extent the Selling Shareholder does not have the right to acquire such shares within 60 days or such shares would not be issuable due to the Beneficial Ownership Limitation. The number of Class A Ordinary Shares beneficially owned after this resale registration assumes that all Class A Ordinary Shares registered for resale under this prospectus are issued to, and resold by, the Selling Shareholder, although the actual number of Class A Ordinary Shares issued to the Selling Shareholder may be less than the number registered for resale under this prospectus.

(4)	The business address of White Lion Capital, LLC is 17631 Ventura Blvd., Suite 1008, Encino, CA 91316 White Lion’s principal business is that of a private investor. Yash Thukral, Sam Yaffa, and Nathan Yee are the managing principals of White Lion. Therefore, each of Messrs. Thukral, Yaffa, and Yee may be deemed to have sole voting control and investment discretion over the securities beneficially owned directly by White Lion. We have been advised that White Lion is not a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer. The foregoing should not be construed in and of itself as an admission by any of Messrs. Thukral, Yaffa, or Yee as to beneficial ownership of the securities beneficially owned directly by White Lion.

(5)	The Investor will not be required to purchase, and we will not issue, any Class A Ordinary Shares pursuant to a Purchase Notice to the extent that, after giving effect to such purchase, the Investor would beneficially own more than 4.99% of the number of Ordinary Shares outstanding immediately prior to the issuance of the Class A Ordinary Shares issuable pursuant to such Purchase Notice, as determined in accordance with Section 13 of the Exchange Act and the rules and regulations thereunder, including Rule 13d-3. The ELOC Purchase Agreement provides that the Investor may increase the Beneficial Ownership Limitation up to 9.99% at its sole discretion upon 61 days’ prior written notice to us. To the extent that the Beneficial Ownership Limitation would be exceeded, the number of Class A Ordinary Shares issuable to the Investor will be reduced so that the limitation is not exceeded.

Under the ELOC Purchase Agreement, the Investor’s resales of Commitment Shares are subject to a leak-out restriction, pursuant to which the Investor may not sell, on any Business Day, a number of Commitment Shares exceeding 10% of the total trading volume of our Class A Ordinary Shares on the Principal Market on such Business Day. This restriction applies to Commitment Shares and does not, by itself, restrict the Investor’s resales of Class A Ordinary Shares issued pursuant to Purchase Notices, except as otherwise provided under applicable law, the ELOC Purchase Agreement and the registration statement of which this prospectus forms a part.

DETERMINATION OF OFFERING PRICE

The offering price of the Class A Ordinary Shares covered by this prospectus will be determined by the Selling Shareholder at the time of sale. The Selling Shareholder may sell the Class A Ordinary Shares covered by this prospectus at prevailing market prices, at prices related to prevailing market prices, at varying prices determined at the time of sale or at negotiated prices, subject to applicable law and the terms of the ELOC Purchase Agreement. We will not determine the resale price of the Class A Ordinary Shares offered by the Selling Shareholder under this prospectus.

DESCRIPTION OF SHARE CAPITAL

We are a BVI business company incorporated under the laws of the British Virgin Islands on August 6, 2020. Our affairs are governed by our Amended and Restated Memorandum and Articles of Association (as amended and restated from time to time), under the BVI Act and the common law of the BVI.

As of the date of this prospectus, Grande is authorized to issue a maximum of 5,000,000,000 Ordinary Shares, par value US$0.00001 per share, divided into (i) 4,950,000,000 Class A Ordinary Shares, par value US$0.00001 per share and (ii) 50,000,000 Class B Ordinary Shares, par value US$0.00001 per share. All of our issued and outstanding Ordinary Shares are fully paid and all of our shares to be issued in the Offering will be issued as fully paid and non-assessable.

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Ordinary Shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and dividend rights as set forth in our Amended and Restated Memorandum and Articles of Association in effect as of the date hereof. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share. Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the Company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the Company to pay all costs of the application and any damages the applicant may have sustained.

As of the date of this prospectus, there are 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares issued and outstanding.

Securities Sold in this Resale Registration

This prospectus relates to the resale from time to time by the Selling Shareholder of Class A Ordinary Shares that have been or may be issued to the Selling Shareholder pursuant to the ELOC Purchase Agreement. Our Class A Ordinary Shares are listed on the Nasdaq Capital Market and currently trade under the symbol “GRAN.”

All of our issued and outstanding Class A Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares are issued in registered form and are issued when registered in our register of members. Unless a shareholder requests it in writing from our Company, each holder of our Class A Ordinary Shares will not receive a certificate in respect of such Ordinary Shares.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is VStock Transfer, LLC.

Dividends

The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the BVI Act. Our Amended and Restated Memorandum and Articles of Association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Under the laws of the British Virgin Islands, our Company may pay a dividend if the board of directors are satisfied, on reasonable grounds that, immediately after the distribution, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the Amended and Restated Memorandum and Articles of Association. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to a vote at general meetings of our company. Each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to a vote at general meetings of our company. At any meeting the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have the corresponding vote(s) for the shares that such shareholder holds.

Cumulative Voting

There are no prohibitions in relation to cumulative voting under the laws of the BVI but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Transfer of ordinary shares

Subject to the restrictions contained in our Amended and Restated Memorandum and Articles of Association, any applicable agreements and applicable securities laws any of our shareholders may transfer all or any of his or her ordinary shares by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. For so long as the Shares are listed on a Designated Stock Exchange, Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Designated Stock Exchange. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the Ordinary Shares unless (a) the Ordinary Shares are not fully paid up or on which our Company has a lien; (b) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred exceeds four. If the Directors refuse to register a transfer they shall, within one (1) month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

As permitted by the BVI Act and our Amended and Restated Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors or resolution of shareholders provided the shareholders have approved, by resolution of shareholders, a liquidation plan approved by the directors, if our assets equal or exceed our liabilities and we are able to pay our debts as they fall due. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act, 2003 (as amended).

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under our Amended and Restated Memorandum and Articles of Association.

Our Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, which is currently effective, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable. We must provide written notice of all meetings of shareholders, stating the time, date and place at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at general meeting of the Company holding not less than 30% of the voting rights in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty per cent (50%) of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting. If, within two hours from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place and if, at the adjourned meeting, there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. At every meeting, the chairman of the board of directors shall preside as chairman of the meeting. If there is no chairman of the board of directors or if the chairman of the board of directors is not present at the meeting, the members present shall choose one of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Amended and Restated Memorandum and Articles of Association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a written notice served to such shareholders at least fourteen (14) days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended and Restated Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares

The rights attached to our shares may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent (50%) of the issued shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors or by a resolution of shareholders:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our memorandum of association, divide our authorized and issued shares into a larger number of shares; and

●	subject to our memorandum of association, combine our authorized and issued shares into a smaller number of shares.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the Company’s certificate of incorporation, its Memorandum and Articles of Association (with any amendments), register of current directors and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the Company has elected to file such a register.

Under the BVI Act, a member of the Company is also entitled, upon giving written notice to us, to inspect (i) our Amended and Restated Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document specified in (i) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find Additional Information.” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the Company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company. A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the Company and (ii) the transaction is in the ordinary course of the Company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the Company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the Company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his or her shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his or her shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the Company must give notice of this fact to each shareholder within 20 days (from the date of notice) who gave written objection. These shareholders then have 20 days from the date of such notice to give to the Company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his or her shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the Company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the Company determines to be the fair value of the shares. The Company and the shareholder then have 30 days to agree upon the price. If the Company and a shareholder fail to agree on the price within the 30 days, then the Company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the Company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the Company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the British Virgin Islands Court regulate the future conduct of the Company, or that any decision of the Company which contravenes the BVI Act or our Amended and Restated Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the Company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the Court is satisfied that:

●	the Company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the Company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the Company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings in relation to the relief likely to be obtained; and

●	whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, 2003 (as amended) for the appointment of a liquidator to liquidate the Company and the court may appoint a liquidator for the Company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the Company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Amended and Restated Memorandum and Articles of Association, we indemnify against all expenses, including legal expenses, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or (b) is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, a director of a British Virgin Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the Company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a British Virgin Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the British Virgin Islands.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholder may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholder. Our Amended and Restated Memorandum and Articles of Association permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The BVI Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding at least 30% of the voting rights of our Company at general meetings to requisition a meeting of shareholders, in which case our board is obliged to convene a meeting of shareholders and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before meetings of shareholders. As a British Virgin Islands business company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our Amended and Restarted Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles, subject to certain restrictions as contained herein, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolutions passed at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors of our Company.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholder.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of directors or a resolution of the shareholders, provided that the directors have made a declaration of solvency that the Company is and will continue to be able to discharge its debts, pay or provide for its debts as they fall due and that the value of the Company’s assets equals or exceed its liabilities, and the shareholders have approved, by resolutions of shareholders, a liquidation plan approved by the directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, the rights attached to the Shares may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent (50%) of the issued Shares of that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under British Virgin Islands law, our Amended and Restated Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

PLAN OF DISTRIBUTION

The Selling Shareholder may offer, sell or distribute all or a portion of the Class A Ordinary Shares covered by this prospectus publicly or through private transactions at prevailing market prices, at prices related to prevailing market prices, at varying prices determined at the time of sale or at negotiated prices, subject to applicable law and the terms of the ELOC Purchase Agreement. For the avoidance of doubt, we are not conducting an at-the-market offering of Class A Ordinary Shares pursuant to this prospectus, and we will not sell any Class A Ordinary Shares directly to the public pursuant to this prospectus. This prospectus relates solely to the resale from time to time by the Selling Shareholder of Class A Ordinary Shares that may be issued by us to the Selling Shareholder pursuant to the ELOC Purchase Agreement.

This resale registration is being made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act. The Class A Ordinary Shares covered by this prospectus are being registered for resale by the Selling Shareholder. We are not selling any Class A Ordinary Shares to the public pursuant to this prospectus, and the registration of the Class A Ordinary Shares covered by this prospectus does not mean that the Selling Shareholder will offer or sell any such shares.

The Selling Shareholder will acquire the Class A Ordinary Shares covered by this prospectus from us pursuant to the ELOC Purchase Agreement before reselling such shares under this prospectus. We will not control the timing, price or manner of any resale by the Selling Shareholder, and we will not receive any proceeds from any resale by the Selling Shareholder. Although the Selling Shareholder is an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the Class A Ordinary Shares offered hereby, this prospectus relates to the resale of Class A Ordinary Shares by the Selling Shareholder and not to a primary offering of Class A Ordinary Shares by the Company to the public.

The Selling Shareholder may use any one or more of the methods described below when selling the Class A Ordinary Shares covered by this prospectus. The Selling Shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for our Class A Ordinary Shares;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

Notwithstanding the general methods of resale described in this section, the Investor’s resales of Commitment Shares are subject to a leak-out restriction under the ELOC Purchase Agreement, pursuant to which the Investor may not sell, on any Business Day, a number of Commitment Shares exceeding 10% of the total trading volume of our Class A Ordinary Shares on the Principal Market on such Business Day. This restriction applies only to Commitment Shares and does not, by itself, restrict the Investor’s resales of Class A Ordinary Shares issued pursuant to Purchase Notices, except as otherwise provided under applicable law, the ELOC Purchase Agreement and the registration statement of which this prospectus forms a part.

The Selling Shareholder may also sell securities under Rule 144 (“Rule 144”) or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

To the extent required, the specific manner in which the Class A Ordinary Shares covered by this prospectus may be offered and sold will be described in a prospectus supplement or post-effective amendment, as applicable. Any such prospectus supplement or post-effective amendment may add, update or change information contained in this prospectus.

Broker-dealers engaged by the Selling Shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

White Lion has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of the Class A Ordinary Shares that it may acquire from us pursuant to the ELOC Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then-current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. White Lion has informed us that each such broker-dealer may receive commissions from White Lion and, if so, such commissions will not exceed customary brokerage commissions.

White Lion has represented to us that at no time prior to the date of the ELOC Purchase Agreement has White Lion, any of its affiliates or any entity managed or controlled by White Lion engaged in or effected, directly or indirectly, for its own principal account, any short sale (as such term is defined in Rule 200 of Regulation SHO under the Exchange Act) of our Class A Ordinary Shares that establishes a net short position with respect to our Class A Ordinary Shares. White Lion has agreed that, during the term of the ELOC Purchase Agreement, none of White Lion, any of its affiliates nor any entity managed or controlled by White Lion will enter into or effect, directly or indirectly, any of the foregoing transactions for its own principal account or for the principal account of any other such entity.

In connection with the sale of the Shares, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions. The Selling Shareholder may also loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholder and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. We know of no existing arrangements between the Selling Shareholder or any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Class A Ordinary Shares offered by this prospectus.

The Selling Shareholder and any other person participating in the distribution of the Class A Ordinary Shares covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our Class A Ordinary Shares by the Selling Shareholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Class A Ordinary Shares covered by this prospectus to engage in market-making activities with respect to our Class A Ordinary Shares. These restrictions may affect the marketability of the Class A Ordinary Shares and the ability of any person to engage in market-making activities with respect to our Class A Ordinary Shares.

We will bear all costs, expenses and fees in connection with the registration of the Class A Ordinary Shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and independent registered public accountants. The Selling Shareholder will bear all discounts, commissions or concessions attributable to the sale of the Class A Ordinary Shares covered by this prospectus, except as otherwise provided in the ELOC Purchase Agreement.

Registration of the Class A Ordinary Shares covered by this prospectus does not mean that the Investor will offer or sell any of such shares. The actual number of Class A Ordinary Shares that may be issued to the Investor under the ELOC Purchase Agreement will depend on the number and type of Purchase Notices we deliver, the market price of our Class A Ordinary Shares, the applicable purchase price, the amount of any Clearing Costs, the number of Commitment Shares issued, whether the applicable Investment Amount milestones are achieved and whether the applicable conditions and limitations under the ELOC Purchase Agreement are satisfied.

The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 or any other rule of similar effect. Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Class A Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Class A Ordinary Shares by the Selling Shareholder or any other person. We will make copies of this prospectus available to the Selling Shareholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We will not receive any proceeds from the resale of Class A Ordinary Shares by the Selling Shareholder pursuant to this prospectus. However, we may receive up to US$40,000,000 in aggregate gross purchase price from the Investor under the ELOC Purchase Agreement if we elect to sell Class A Ordinary Shares to the Investor pursuant to Purchase Notices, subject to the terms, conditions and limitations set forth in the ELOC Purchase Agreement. The amount payable to us for Class A Ordinary Shares sold pursuant to a Purchase Notice will equal the applicable Investment Amount, which means the gross price of the Purchase Notice Shares, less Clearing Costs.

TAXATION

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

British Virgin Islands Taxation

The following is a summary of the material British Virgin Islands tax consequences of an investment in the Class A Ordinary Shares. This summary is of a general nature, is not intended to constitute tax advice and does not address all possible tax consequences of an investment in the Class A Ordinary Shares. Prospective purchasers and holders should consult their own tax advisers regarding their particular circumstances.

Under the current law of the BVI, the Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligations or other securities of the Company.

No stamp duty is payable in the BVI on the issue, transfer or redemption of shares of a BVI business company, except that stamp duty is payable on instruments relating to the transfer of an interest in land in the BVI and on transactions in respect of the shares, debt obligations or other securities of a BVI company that holds an interest in land in the BVI. The Company holds no such interest.

There are no capital gains, capital transfer or withholding taxes imposed by the BVI on the Company or its shareholders in respect of the Class A Ordinary Shares, and BVI currency and exchange control regulations do not apply.

There is no income tax treaty or reciprocal arrangement currently in effect between the United States and the BVI.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Class A Ordinary Shares whose death occurs on or after February 11, 2006.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the BVI with our operations conducted and revenue generated by our Operating Subsidiaries in Hong Kong and Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China. As confirmed by Company’s PRC Counsel, China Commercial Law Firm, neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Resale Registration.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are a holding company incorporated in the BVI with our operations conducted and revenue generated by our Operating Subsidiaries in Hong Kong and Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China. As confirmed by Company’s PRC Counsel, China Commercial Law Firm, neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Resale Registration.

Material United States Federal Income Tax Considerations

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This brief description is based on the current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Revenue Code”), existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

We urge potential purchasers of our Class A Ordinary Shares to consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our Class A Ordinary Shares.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF CLASS A ORDINARY SHARES. HOLDERS OF CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSIDERATIONS TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the BVI, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the U.S. Under IRS authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the Nasdaq (on which our Class A Ordinary Shares are listed). Even if our Class A Ordinary Shares are listed on the Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A Ordinary Shares equal to the difference between the amount realized (in USD) and your tax basis (in USD) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in such Class A Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company (“PFIC”)

For U.S. federal income tax purposes, a non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the Revenue Code, for any taxable year if either:

●	75% or more of its gross income for such taxable year is passive income (as defined for U.S. federal income tax purposes) (the “income test”); or

●	50% or more of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For purposes of the PFIC provisions of the Revenue Code, passive income generally includes dividends, interest, certain rents and royalties and certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which produce passive income. For purposes of the income test and asset test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we may receive under our ELOC Facility will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash we may receive under our ELOC Facility) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we may receive under our ELOC Facility, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we may receive under our ELOC Facility. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we may receive under our ELOC Facility. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we may receive under our ELOC Facility) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including under certain circumstances, a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable years (or portions thereof) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Class A Ordinary Shares and for which the Company is determined to be a PFIC, makes a mark-to-market election with respect to such shares for such taxable year. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq (on which our Class A Ordinary Shares are listed). If the Class A Ordinary Shares are regularly traded on the Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC; however, we cannot guarantee that our Class A Ordinary Shares will continue to be listed and regularly traded on the Nasdaq. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a timely and valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that we will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or will be requested. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file an IRS Form 8938.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI as a business company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI business company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws than the United States and provides less protection for investors. In addition, BVI companies do not have standing to sue before the federal courts of the United States.

Currently, our operations are conducted in Hong Kong and Mainland China, and substantially all of our assets are located outside the United States. Most of our directors, officers and senior management are located in Hong Kong, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any State of the United States.

British Virgin Islands

Ogier, our counsel as to BVI law, has advised us that there is uncertainty as to whether the courts of the BVI would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the BVI against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been advised by Ogier, our counsel as to the laws of the BVI that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the BVI. We have also been advised by Ogier that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.

Hong Kong

David Fong & Co., our counsel with respect to Hong Kong law, have advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

PRC

China Commercial Law Firm, our PRC Counsel, has advised us that there is uncertainty as to whether the courts of mainland China would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Our PRC Counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the Articles 298 through 301 of the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As of the date of this prospectus, there is no binding bilateral treaty between China and the United States or the BVI governing the recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the BVI. Under the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to the PRC for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding shares, to establish a connection to mainland China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

EXPENSES RELATING TO THIS RESALE REGISTRATION

Set forth below is an itemization of the total expenses that we expect to incur in connection with this resale registration. With the exception of the SEC registration fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[9,253	]
Legal Fees and Expenses		75,000
Accounting Fees and Expenses		20,000
Miscellaneous Expenses		45,000
Total Expenses	$	[149,253	]

All expenses of this resale registration will be borne by us. The Selling Shareholder will not bear any of the expenses of registering the Class A Ordinary Shares covered by this prospectus, except that the Selling Shareholder will pay or assume any discounts, commissions or concessions received by it in connection with sales of the Class A Ordinary Shares, except as set forth in the ELOC Purchase Agreement.

LEGAL MATTERS

The validity of the Class A Ordinary Shares offered hereby and certain legal matters as to BVI law will be passed upon for us by Ogier. KLJ Law Group, P.C. is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to Hong Kong law will be passed upon for us by David Fong & Co.. Certain legal matters as to PRC law will be passed upon for us by China Commercial Law Firm. KLJ Law Group, P.C. may rely upon David Fong & Co., with respect to matters governed by Hong Kong law, and China Commercial Law Firm with respect to matters governed by PRC law, respectively.

EXPERTS

The consolidated financial statements as of and for the years ended March 31, 2026, 2025and 2024 as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 including amendments and exhibits to the registration statement under the Securities Act with respect to the Class A Ordinary Shares offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. The documents specifically identified under “Documents Incorporated by Reference” are incorporated by reference into this prospectus. No document filed or submitted after the date of this prospectus will be automatically incorporated by reference into this prospectus. For further information about us and the Class A Ordinary Shares offered hereby, reference is made to the registration statement, the exhibits filed therewith and the documents specifically incorporated by reference herein. Statements contained in this prospectus regarding the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of that contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The SEC maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a website at https://grande-capital.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

GRANDE GROUP LIMITED
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Grande Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Grande Group Limited and its subsidiaries (collectively the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had a working capital deficit, an accumulated deficit, a net loss, and net cash used in operating activities which raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

July 30, 2026

We have served as the Company’s auditor since February 29, 2024.

GRANDE GROUP LIMITED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2026 AND 2025 (Stated in U.S. Dollars)

	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$1,451,526	$2,066,102
Accounts receivable, net	69,448	1,187,465
Accounts receivable, net – related party	765,380	-
Contract assets, net	-	197,165
Prepaid expenses and other current assets, net	294,569	51,259
Due from related parties	2,230	6
Total current assets	2,583,153	3,501,997

Non-current assets
Leasehold improvement and equipment, net	99,906	135,562
Right-of-use assets, operating lease	419,980	160,708
Deferred initial public offering costs	-	883,293
Goodwill	7,222,352	-
Intangible asset	1,899,648	-
Prepayment for internal use software costs	802,817	-
Total non-current assets	10,444,703	1,179,563
TOTAL ASSETS	$13,027,856	$4,681,560

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	$206,864	$278,807
Contract liabilities	1,761,619	200,911
Lease liabilities	158,018	160,708
Due to related parties	2,618,648	1,821,726
Income tax payable	40,877	112,532
Total current liabilities	4,786,026	2,574,684

Non-current liabilities
Lease liabilities – non-current	261,962	-
Deferred tax liability	474,912	-
Total non-current liabilities	736,874	-
TOTAL LIABILITIES	5,522,900	2,574,684

Commitment and contingencies

Equity
Class A Ordinary Shares, par value $0.00001 per share, 4,950,000,000 shares authorized; 19,906,250 and 17,750,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	199	178
Class B Ordinary Shares, par value $0.00001 per share, 50,000,000 shares authorized; 5,000,000 and 5,000,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	50	50
Subscription receivables	(128)	(128)
Additional paid-in capital	8,621,118	-
(Accumulated deficit) Retained earnings	(1,367,905)	2,106,770
Total shareholders’ equity	7,253,334	2,106,870
Non-controlling interest	251,622	6
TOTAL EQUITY	7,504,956	2,106,876
TOTAL LIABILITIES AND EQUITY	$13,027,856	$4,681,560

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

	2026	2025	2024
Revenue	$1,807,643	$4,338,827	$4,529,196
Revenue – related party	769,231	—	—
Cost of revenue	(976,073)	(1,019,658)	(1,519,277)
Gross profit	1,600,801	3,319,169	3,009,919

General and administrative expenses	(2,966,105)	(1,418,069)	(887,036)
Goodwill impairment loss	(1,942,266)	—	—
Total operating expenses	(4,908,371)	(1,418,069)	(887,036)

Operating (loss) income	(3,307,570)	1,901,100	2,122,883

Other (expense) income
Interest income	96,048	9,350	9,261
Government subsidies	—	2,605	—
Other miscellaneous income	—	321	—
Loss on disposal of equity securities	(414,653)	—	—
Total other (expense) income	(318,605)	12,276	9,261

(Loss) Income before taxes	(3,626,175)	1,913,376	2,132,144
(Benefit from) Provision for income taxes	(88,966)	294,179	334,071
Net (loss) income	(3,537,209)	$1,619,197	$1,798,073
Less: Net loss attributable to non-controlling interest	62,534	—	—
Net (loss) income attributable to shareholders of the Company	$(3,474,675)	$1,619,197	$1,798,073

(Loss) Income per share – Basic and diluted	$(0.14)	$0.11	$0.18
Basic and diluted weighted average shares outstanding*	24,353,510	14,680,821	10,000,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

	Class A Ordinary Shares*		Class B Ordinary Shares*				(Accumulated	Total
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Additional Paid-in Capital	Deficit) Retained Earnings	Shareholders’ (Deficit) Equity	Non- Controlling Interest	Total (Deficit) Equity
Balance, April 1, 2023	10,000,000	$100	—	$—	$—	$—	$(541,269)	$(541,169)	$—	$(541,169)
Net income	—	—	—	—	—	—	1,798,073	1,798,073	—	1,798,073
Balance, March 31, 2024	10,000,000	$100	—	$—	$—	$—	$1,256,804	$1,256,904	$—	$1,256,904

	Class A Ordinary Shares*		Class B Ordinary Shares*
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Additional Paid-in Capital	Retained Earnings	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance, April 1, 2024	10,000,000	$100	—	$—	$—	$—	$1,256,804	$1,256,904	$—	$1,256,904
Issuance of ordinary shares	7,750,000	78	5,000,000	50	(128)	—	—	—	—	—
Net income	—	—	—	—	—	—	1,619,197	1,619,197	—	1,619,197
Dividends	—	—	—	—	—	—	(769,231)	(769,231)	—	(769,231)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	6	6
Balance, March 31, 2025	17,750,000	$178	5,000,000	$50	$(128)	$—	$2,106,770	$2,106,870	$6	$2,106,876

	Class A Ordinary Shares*		Class B Ordinary Shares*				Retained
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Additional Paid-in Capital	Earnings (Accumulated Deficit)	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance, April 1, 2025	17,750,000	$178	5,000,000	$50	$(128)	$—	$2,106,770	$2,106,870	$6	$2,106,876
Net loss	—	—	—	—	—	—	(3,474,675)	(3,474,675)	(62,534)	(3,537,209)
Contribution from a non-controlling equity holder of a subsidiary	—	—	—	—	—	—	—	—	314,150	314,150
Issuance of ordinary shares through public offering, net	2,156,250	21	—	—	—	8,621,118	—	8,621,139	—	8,621,139
Balance, March 31, 2026	19,906,250	$199	5,000,000	$50	$(128)	$8,621,118	$(1,367,905)	$7,253,334	$251,622	$7,504,956

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

	2026	2025	2024
Cash flows from operating activities:
Net (loss) income	$(3,537,209)	$1,619,197	$1,798,073
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	35,656	18,745	20,267
Amortization of operating lease right-of-use assets	191,537	165,868	165,868
Amortization of intangible asset	438,380	—	—
Allowance for (Reversal of) expected credit loss	122,528	96,500	(3,711)
Deferred tax (benefit) expense	(109,595)	—	42,789
Goodwill impairment loss	1,942,266	—	—
Loss on disposal of equity securities	414,653	—	—
Changes in operating assets and liabilities:
Accounts receivable	999,590	(649,819)	(132,074)
Accounts receivable – related party	(769,231)	—	—
Contract assets	197,435	(197,435)	—
Prepaid expenses and other current assets	(157,323)	(4,549)	(13,295)
Accrued expenses and other liabilities	(59,261)	4,236	266,657
Contract liabilities	(180,386)	4,396	(1,068,715)
Lease liabilities	(191,537)	(165,868)	(165,868)
Income tax recoverable and payable	(71,655)	(97,124)	247,751
Net cash (used in) provided by operating activities	(734,152)	794,147	1,157,742

Cash flow from investing activities:
Purchase of equipment	—	(139,153)	—
Investment in equity securities	(500,000)	—	—
Acquisition of a subsidiary, net of cash acquired	(9,854,468)	—	—
Net cash used in investing activities	(10,354,468)	(139,153)	—

Cash flow from financing activities:
Advance from (Repayment to) related parties	788,026	(30,389)	(5,730)
Net proceeds from initial public offering	9,778,479	—	—
Payments of offering costs related to initial public offering	(406,611)	(558,002)	(325,291)
Contribution from a non-controlling shareholder of a subsidiary	314,150	—	—
Dividends paid	—	(769,231)	—
Net cash provided by (used in) financing activities	10,474,044	(1,357,622)	(331,021)

Net (decrease) increase in cash and cash equivalents	(614,576)	(702,628)	826,721
Cash and cash equivalents at beginning of the year	2,066,102	2,768,730	1,942,009
Cash and cash equivalents at end of the year	$1,451,526	$2,066,102	$2,768,730

Supplementary cash flows information:
Taxes paid	$92,284	$391,303	$43,531
Non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$462,563	$—	$455,201
Derecognition of operating lease right-of-use asset and related operating lease liability upon early termination of lease	$20,599	—	—
Recognition of deferred initial public offering costs recorded in accrued expenses and other liabilities	$40,000	$172,564	$—

The accompanying notes are an integral part of these consolidated financial statements.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Grande Group Limited (formerly known as Hero Intelligence Group Limited) (“Grande Group”) was incorporated in the British Virgin Islands (“BVI”) on August 6, 2020 as an investment holding company. The Company conducts its primary operations through its directly wholly owned subsidiary Grande Capital Limited (“Grande Capital”) which is incorporated and domiciled in Hong Kong (“Hong Kong”), the People’s Republic of China (“PRC”); Grande Capital is a licensed corporation under the Hong Kong Securities and Futures Ordinance to carry out regulated activities Type 1 “dealing in securities” and Type 6 “Advisory on corporate finance” under the Hong Kong Securities and Futures Ordinance. The principal activity of Grande Capital is the provision of corporate finance advisory services.

Effective May 22, 2024, the Company changed its name from Hero Intelligence Group Limited to Grande Group Limited.

On June 12, 2024, the Company acquired 51% of the equity interest in Grande Securities Limited (“Grande Securities”), a company incorporated in Hong Kong, from one of the shareholders for a total consideration of HK$51, approximately equivalent to $6.5, for the purpose of further developing the Company’s equity capital market services. On April 12, 2025, Grande Securities issued additional ordinary shares to its existing shareholders, increasing its share capital from HK$100 (approximately equivalent to $13) to HK$5,000,100 (approximately equivalent to $641,038). Of the total capital contribution, HK$2,550,000 (approximately equivalent to $326,923) was contributed by the Company and HK$2,450,000 (approximately equivalent to $314,101) was contributed by the non-controlling shareholder. Following this capital injection, the Company’s shareholding percentage in Grande Securities remained unchanged at 51%. On February 12, 2026, Grande Securities changed its name to Wicens International Securities Limited (“Wicens Securities”). Wicens Securities has not commenced its operational activities as of the date these consolidated financial statements are issued.

On October 1, 2025, Grande Group entered into a Sale and Purchase Agreement (the “SPA”) with United One Global Limited (the “Seller”). Pursuant to the SPA, Grande Group acquired 100% of the equity interest in Proplus Company Limited (“Proplus”) from the Seller for consideration consisting of a cash payment of HK$78,000,000 (approximately $10,000,000), subject to certain terms. Through its wholly-owned subsidiaries, Harvest Group Limited (renamed as Grande Consulting Limited on November 19, 2025) and Shenzhen Zhenjing Investment Consulting Co., Ltd., Proplus principally engages in supplying course materials in the Chinese Mainland, PRC.

On August 21, 2025, the Company and the non-controlling shareholder of Wicens Securities incorporated China CreateAlliance Holdings Limited (“China CreateAlliance”) in the BVI with an initial issued share capital of $100. The Company contributed $51 by subscribing for 51 ordinary shares at $1 per share, while the non-controlling shareholder contributed $49 by subscribing for 49 ordinary shares at $1 per share, representing 51% and 49% of the equity interests in China CreateAlliance, respectively.

On February 27, 2026, the Company and the non-controlling shareholder transferred their respective equity interests in Wicens Securities to China CreateAlliance as part of an internal group reorganization. Following the transfer, Wicens Securities became a direct wholly-owned subsidiary of China CreateAlliance, while the Company’s effective controlling interest in Wicens Securities remained unchanged.

On December 29, 2025, the Company incorporated Sparkward Holding Limited (“Sparkward”) in the BVI as a wholly-owned subsidiary. On January 7, 2026, Sparkward incorporated Grande Digital Ventures Limited (“Grande Digital”) in Hong Kong as its wholly-owned subsidiary. Sparkward and Grande Digital had not commenced operations as of March 31, 2026.

The following is an organization chart of the Company and its subsidiaries as of March 31, 2026:

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of March 31, 2026, the Company’s subsidiaries are detailed in the table as follows:

Name of Company	Place of incorporation	Attributable equity interest %	Issued capital
Grande Capital Limited	Hong Kong	100	HK$	12,000,000
China CreateAlliance Holdings Limited	BVI	51		$100
Wicens International Securities Limited (formerly known as Grande Securities Limited)	Hong Kong	51	HK$	5,000,100
Proplus Company Limited	BVI	100		$1
Grande Consulting Limited (formerly known as Harvest Group Limited)	Hong Kong	100	HK$	100,000
Shenzhen Zhenjing Investment Consulting Co., Ltd.	Chinese Mainland	100	RMB	1,000,000
Sparkward Holding Limited	BVI	100		$1
Grande Digital Ventures Limited	Hong Kong	100	HK$	1

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations in the ordinary course of business and that assets will be realized and liabilities will be settled at the amounts recorded in the consolidated financial statements.

As of March 31, 2026, the Company had a working capital deficit of $2,202,873, an accumulated deficit of $1,367,905, cash and cash equivalents of $1,451,526, a net loss of $3,537,209, and net cash used in operating activities of $734,152. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

In assessing the Company’s ability to continue as a going concern, management has considered its future liquidity, operating performance, and available sources of financing. Management’s plans primarily include obtaining continued financial support from a related party. Grande Holding Limited, a related party of the Company, has provided an irrevocable undertaking that it will not demand or require repayment of amounts due from the Company totaling $2,612,698 for a period of at least twelve months from the date of approval of the consolidated financial statements, and will provide financial support to the Company, as necessary, to enable the Company to meet its obligations as they fall due during that period.

Management has developed plans to address these conditions. However, there can be no assurance that these plans will be successfully implemented or that such plans will be sufficient to address these conditions.

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Initial Public Offering (“IPO”) and over-allotment option (“Over-allotment option”)

On June 30, 2025, the Company announced the closing of its IPO of 1,875,000 Class A ordinary shares, par value $0.00001 per share at an offering price of $5.00 per share for a total of $9,375,000 in gross proceeds, before deducting underwriting discounts, commissions and offering expenses. The ordinary shares of the Company began trading on the NASDAQ Stock Market in the United States on July 1, 2025 under the symbol “GRAN”.

On July 14, 2025, the Company announced the full exercise of the Over-allotment option by the underwriter of its IPO to purchase an additional 281,250 Class A Ordinary Shares of the Company at the public offering price of $5.00 per share and the closing of such issuance. As a result, the gross proceeds of the Company’s IPO and the exercise of the Over-allotment Option, totaled $10,781,250, before deducting underwriting discounts, commissions and offering expenses.

The Company raised total net proceeds of $8,621,139 from the IPO and the full exercise of the Over-allotment option, after deducting underwriting discounts, commissions and offering expenses. Such net proceeds have been recorded as an increase to Class A Ordinary Shares and additional paid-in capital for the year ended March 31, 2026.

Principles of consolidation and basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary (collectively the “Company”). Management has eliminated all significant inter-company balances and transactions in preparing the accompanying consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“U.S. GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the consolidated financial statements in conformity with the U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant estimates include:

revenue recognition;
fair value measurements associated with business combinations;
valuation of identifiable intangible asset;
impairment assessments of goodwill; and
estimated useful lives of finite-lived intangible asset.

Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting for the impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment indicators may arise from factors such as changes in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment exists if the carrying amount of an asset exceeds its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment loss on long-lived assets was recognized for the years ended March 31, 2026, 2025 and 2024.

General and administrative expenses

General and administrative expenses include employee benefit expense, depreciation and other office expenses.

Cash and cash equivalents

The Company considers bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at financial institutions.

Lease

ASC 842, Leases, generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU assets also exclude lease incentives. Lease expense is recognized on a straight-line basis over the lease term. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

As of March 31, 2026 and 2025, there were approximately $0.4 million and $0.2 million ROU assets and approximately $0.4 million and $0.2 million lease liabilities based on the present value of the future minimum rental payments of leases, respectively.

The Company evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of March 31, 2026, 2025 and 2024, the Company did not recognize any impairment loss against its ROU asset.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of ASC 450, Contingencies. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

Foreign currency

The accompanying consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company and all the other subsidiaries is $, Hong Kong Dollar (“HK$”) or Chinese Renminbi (“RMB”).

The consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HK$ or RMB are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity. The year-end and year-average exchange rates are as follows:

	March 31,
	2026		2025		2024
	Year-end	Year-average	Year-end	Year-average	Year-end	Year-average
$: HK$	7.8000	7.8000	7.8000	7.8000	7.8000	7.8000
$: RMB	7.1000	7.1000	N/A	N/A	N/A	N/A

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of operations.

Adoption of new accounting standard

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company adopted this update beginning April 1, 2025 and the required information was disclosed in Note 17.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivables, net

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at amortized cost less an allowance for expected credit loss as needed. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Leasehold improvement and equipment, net

Leasehold improvement and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of leasehold improvement and equipment are as follows:

Leasehold improvement	the lesser of useful life or term of lease
Office equipment and others	4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Deferred IPO costs

Deferred IPO costs consist of costs incurred in connection with the Company’s planned IPO in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the planned IPO or charged to consolidated statements of operations if the planned IPO is not completed.

Upon the completion of the IPO during the year ended March 31, 2026, all deferred IPO costs, together with the underwriting discounts and commissions, were offset against the gross proceeds from the IPO and recorded as a reduction to additional paid-in capital.

As a result of the IPO completion, no deferred IPO costs remained on the Company’s consolidated balance sheet as of as of March 31, 2026. Deferred offering costs amounted to $883,293 as of March 31, 2025.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method, the Company recognizes the identifiable assets acquired, liabilities assumed and any noncontrolling interests at their respective acquisition-date fair values.

The excess of (i) the aggregate of the consideration transferred, the fair value of any previously held equity interest in the acquiree and the amount of any noncontrolling interest over (ii) the fair value of the identifiable net assets acquired is recognized as goodwill.

The determination of the fair values assigned to assets acquired and liabilities assumed requires management to make significant estimates and assumptions. These estimates may include, among other items, projected future cash flows, discount rates, useful lives of identifiable intangible asset, market participant assumptions and other valuation inputs. Management utilizes information available as of the acquisition date to determine such estimates.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Identifiable intangible assets are recognized separately from goodwill if they meet either the contractual-legal criterion or the separability criterion prescribed by ASC 805.

The Company records deferred tax assets and deferred tax liabilities arising from differences between the acquisition-date fair values assigned to assets acquired and liabilities assumed and their respective tax bases in accordance with ASC 740, Income Taxes.

The purchase price allocation is considered preliminary until the Company obtains all information necessary to finalize the fair values of assets acquired and liabilities assumed. During the measurement period, which shall not exceed one year from the acquisition date, the Company records measurement period adjustments retrospectively as if the accounting had been completed on the acquisition date.

Acquisition-related costs, including legal, accounting, valuation, consulting and other professional fees, are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Goodwill

Goodwill represents the excess of the purchase consideration transferred over the fair value of the identifiable net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment at least annually as of March 31, or more frequently if events or changes in circumstances indicate that the carrying amount of a reporting unit may exceed its fair value.

The Company performs a quantitative impairment test by comparing the estimated fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to such excess, limited to the carrying amount of goodwill allocated to that reporting unit.

The Company estimates the fair value of its reporting units using valuation techniques that are appropriate under the circumstances, including the income approach based on discounted cash flow method. Significant assumptions used in these analyses include expected future cash flows, terminal growth rates, discount rates and other assumptions that market participants would use in estimating fair value.

Impairment losses recognized for goodwill are not subsequently reversed.

Intangible assets

Identifiable intangible assets acquired in a business combination are recorded at their acquisition-date fair values.

Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which represent the periods over which the assets are expected to contribute directly or indirectly to future cash flows.

The estimated useful lives of finite-lived intangible assets are reviewed whenever events or changes in circumstances indicate that the remaining useful lives should be revised.

The Company evaluates finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Recoverability is assessed by comparing the carrying amount of the asset group with the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds its estimated fair value.

Amortization expense is recognized within operating expenses in the accompanying consolidated statements of operations.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets. The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Grande Capital is a licensed corporation under the Hong Kong Securities and Futures Ordinance to carry out regulated activities Type 1 “Dealing in securities” and Type 6 “Advisory on corporate finance” under the Hong Kong Securities and Futures Ordinance. Proplus principally engages in supplying course materials in the Chinese Mainland. The Company’s principal revenue streams include:

IPO sponsorship services

The Company enters into an agreement with its customers for advising and guiding listing applicants throughout the IPO process with various services, such as coordinating the listing progress, conducting due diligence, performing all duties of a sponsor as required under the applicable rules and regulations and acting as the primary channel of communication with the regulators such as the Stock Exchange of Hong Kong (the “Hong Kong Exchange”) and the Securities and Futures Commission of Hong Kong concerning the listing, in return for a sponsor’s fee.

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 24% in average.

The services carried out by the Company in its role as sponsor are usually highly interdependent and interrelated and therefore, in accordance with ASC 606-10-25-21 (c), these services also fail to satisfy the criterion in ASC 606-10-25-19 (b) of being distinct from one another within the context of the contract. Therefore, the Company accounts for all of the sponsorship services promised in the contract as a single performance obligation.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Following the fact pattern provided, the sponsorship services does not meet criterion ASC 606-10-25-27 (a) because the listing applicant does not simultaneously receive and consume the benefits provided by the sponsor’s performance during the IPO process. The listing applicant only receives the benefits when the sponsor completes all of its services and the shares are successfully listed on the Hong Kong Exchange or another outcome. Applying paragraph 3A.18 of the Main Board Listing Rules of Hong Kong, “for the avoidance of doubt, a replacement sponsor shall not be regarded as having satisfied any of the obligations of a sponsor by virtue of work performed by a predecessor sponsor”, thus the performance obligation does not meet the condition in ASC 606-10-55-6 to be considered satisfied over time because a replacement sponsor would need to substantially re-perform all of the work performed by the existing sponsor, including reperformance of the due diligence work and coordination with other professional parties. Even if some of the work done by other professional parties (such as lawyers and auditors) has been completed, this work is not part of the role of the sponsor. The sponsor will still need to coordinate with other professional parties and perform its own due diligence on the information provided by these parties.

The sponsorship services also do not meet criterion ASC 606-10-25-27 (b) because there is no asset controlled by the listing applicant during the period.

The agreements entered into prior to April 1, 2024 do not have a right to payment clause. The initial deposit normally only represents 24% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the achievement of the next milestone as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

As a result, the services fee income is recognized at the point in time when the Company completes its sponsorship services.

For an agreement entered into since April 1, 2024, it has a right to payment clause, meaning the Company has a contractual right to receive payment pro-rata to its performance completed to date. Also, the Company’s performance does not create an asset with an alternative use to the Company. Consequently, the Company has an enforceable right to payment for its performance completed to date under the agreement and thus criterion ASC 606-10-25-27 (c) is met.

As a result, the services fee income is recognized over time and the Company uses an input method based on project labor hours incurred to date compared to total estimated project labor hours to measure its progress toward complete satisfaction of the performance obligation. The input method is the most representative depiction of the Company’s performance because it directly measures the value of the services transferred to the customer.

The Company considers the milestone payments as variable consideration because the amount it expects to receive can vary depending on the achievement of the future milestones. The Company uses the most likely amount method to estimate the variable consideration in its contract applying ASC 606-10-32-8 because it is the method that the Company expects to better predict the amount of consideration to which it will be entitled. However, given that the milestone payments are significant and the successful submission of the listing application is largely not within the control of the Company and subject to significant uncertainty, the Company determines that the probable criterion in ASC 606-10-32-11 is not met for the milestone payment. Nevertheless, the agreement contains a right to payment clause which entitles the Company to an enforceable right to payment for its performance completed to date at all times throughout the duration of the contract even if the respective next milestones are not achieved. Therefore, the Company applies its judgement and estimates the transaction price at contract inception. At each reporting date, the Company considers any change in expected outcome and updates its estimation of the transaction price (including updating its estimate of variable consideration and whether that estimate is constrained) by applying ASC 606-10-32-14.

Underwriting and placing services

The Company enters into the same agreement with the IPO services with its customers for underwriting syndicates for certain of those IPOs that the Company acted as sponsors, in return for underwriting commissions.

The underwriting and placing service are identified as a separate performance obligation. Placing commission income is recognized at a point in time when the performance obligation has been satisfied by the completion of provision of placing services under the respective engagement terms, which is typically at the closing of the transaction. The customer of the Company is the securities issuers. The placing commitment, as stated in the placing agreement with securities issuers, is that the Company is an agent to provide placing services by using its reasonable best efforts to procure potential subscribers to subscribe the funds raised by securities issuers. The Company is under no obligation to purchase the securities if the subscribers do not subscribe to any or all the securities. The Company is not primarily responsible for fulfilling the promise to provide the specified good or service to customers. The Company has no inventory risk before or after the specified good or service has been transferred to a customer. The Company has no discretion in setting prices to customers.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Underwriting and placing commission income are generally charged at fixed rate with reference to size of funds raised in the transaction, subject to determination of securities issuers and the transaction price includes variable consideration. The Company estimates the amount of variable consideration to be included in the transaction price and recognizes revenue to the extent that it is probable that a significant reversal of cumulative revenue will not occur when the uncertainty associated with the performance-based fees is resolved. The Company does not receive or not entitled to any compensation if the related underwriting and placing transaction are not completed.

Referral services

Referral income generated by provision of referral services by acting as agent to corporate customers. The Company refers clients to corporate customers and earns referral income. The Company enters into distinct referral agreements with corporate customers for the provision of referral services. The referral service is distinct and is identified as one performance obligation. The transaction price is a variable consideration as the consideration is determined to be a fixed percentage of subscription amount in the transaction of fundraising activities. Revenue from providing referral services to corporate customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of fundraising activities.

General advisory services

The Company enters into an agreement with its customers for general advisory services mainly include (i) advisory works for companies listed on the Hong Kong Exchange as well as their shareholders, advising them on the terms and structures of proposed transactions, such as takeovers, and the relevant implications of the Hong Kong regulatory framework, which primarily included the Main Board Listing Rules of Hong Kong and Hong Kong Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as the U.S. exchanges.

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 41% in average.

The services carried out by the Company can vary from project to project and generally involves a series of tasks which are usually highly interdependent and interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and therefore, in accordance with ASC 606-10-25-21 (c) and ASC 606-10-25-19 (b), the Company generally accounts for all of the general advisory services promised in the contract as a single performance obligation.

Following the fact pattern provided, the general advisory services does not meet criterion ASC 606-10-25-27 (a) because the customer does not simultaneously receive and consume the benefits provided by the Company’s performance during the services period. The customer only receives the benefits when the Company completes all of its services.

The general advisory services also do not meet criterion ASC 606-10-25-27 (b) because there is no asset controlled by the customers during the period.

The agreements do not have a right to payment clause. The initial deposit normally only represents 41% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the next milestone instalments as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

As a result, the services fee income is recognized at the point in time when the Company completes its general advisory services.

Independent financial advisory services

The Company enters into an agreement with its customers for independent financial advisory services mainly include providing advice to the independent board committee and independent shareholders of companies listed on the Hong Kong Exchange rendering recommendation and opinions.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 14% in average.

The services carried out by the Company can vary from project to project and generally involves a series of tasks which are usually highly interdependent and interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and therefore, in accordance with ASC 606-10-25-21 (c) and ASC 606-10-25-19 (b), the Company accounts for all of the independent financial advisory services promised in the contract as a single performance obligation.

Following the fact pattern provided, the independent financial advisory services does not meet criterion ASC 606-10-25-27 (a) because the customer does not simultaneously receive and consume the benefits provided by the Company’s performance during the services period. The customer only receives the benefits when the Company completes all of its services.

The independent financial advisory services also do not meet criterion ASC 606-10-25-27 (b) because there is no asset controlled by the customers during the period.

The agreements do not have a right to payment clause. The initial deposit normally only represents 14% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the next milestone instalments as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

As a result, the services fee income is recognized at the point in time when the Company completes its independent financial advisory services.

Compliance advisory services

The Company enters into an agreement with its customers for compliance advisory services mainly include advisory works to listed companies in Hong Kong in relation to post-listing compliance matters, in return for a monthly fee.

The services carried out by the Company can vary from project to project and generally involves a series of tasks which are usually highly interdependent and interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and therefore, in accordance with ASC 606-10-25-21 (c) and ASC 606-10-25-19 (b), the Company accounts for all of the compliance advisory services promised in the contract as a single performance obligation.

Following the fact pattern provided, the compliance advisory services meet criterion ASC 606-10-25-27 (a) because the customer simultaneously receives and consumes the benefits provided by the Company’s performance during the services period, i.e. ongoing advisory services. Also, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar each month, even though the exact volume of services may vary.

As a result, the Company recognizes revenues from compliance advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Course materials supplying

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenue from supplying course materials to the educational institution. Under each course arrangement, the customer specifies the type and requirements of the materials, and the Company charges a fixed price for each set of materials delivered. The Company does not participate in the delivery or administration of the course itself, and its responsibility is limited solely to preparing and providing the requested instructional materials.

Each set of course materials represents a separate performance obligation under ASC 606 because each set of materials provides stand-alone value to the customer and does not require integration with other materials to deliver its intended benefit. The materials are independently consumable and therefore are separately identifiable within the context of the contract. The customer obtains control of the materials upon delivery, at which point the Company has satisfied its performance obligation.

The Company is the principal in these contracts because (i) it has primary responsibility for satisfying the performance obligations that supplying course materials to the educational institution; (ii) the contract price is negotiated directly with the customer, i.e. the educational institution, by the Company.

The transaction price is determined based on the contracted fixed price per material set. Revenue is recognized at a point in time upon delivery of each set of materials to the educational institution, which is when control transfers and the customer has the right to use and benefit from the materials.

Payments for courses are typically received in advance.

The typical length of course can range from 0 to 1 year, depending on the course structure. The Company assesses that there is no significant financing component in these contracts.

As of March 31, 2026 and 2025, the Company had transaction price allocated to the remaining unsatisfied performance obligations under the course arrangement regarding the course materials not yet delivered amounting to $1,264,226 and nil, respectively. The amounts were expected to be recognized within 1 year.

Contract assets

Contract assets include unbilled amounts resulting from advisory services, as the Company’s right to payment is conditional on completion of defined project milestones. Payment is not due until each milestone is achieved, so a contract asset (unbilled revenue) is recorded until invoicing occurs. Contract assets are generally classified as current assets given the short-term nature of these engagements. Contract assets (unbilled revenue) related to general advisory services totaled nil and $197,165 at March 31, 2026 and 2025, respectively. All contract assets are expected to be collected and are included within current assets in the accompanying consolidated balance sheets.

Contract liabilities

The Company generally requires the customers to make initial deposits upon entering into the service contracts and progressive payments throughout the contract terms before the completion of services.

Contract liabilities are recorded for any payments received on such yet to be completed performance obligations. Contract liabilities related to IPO sponsorship services, general advisory services, independent financial advisory services, compliance advisory and course materials supplying services totaled $1,761,619 and $200,911 at March 31, 2026 and 2025, respectively.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Prepayments for software development costs

Prepayments for software development costs primarily relate to internal-use software. Such costs are capitalized in the application development stage in accordance with ASC 350-40, Internal-Use Software, when the preliminary project stage is completed, the management of the Company implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed, and the software will be used to perform the function intended.

The Company accounts for the cost of software developed for internal use by capitalizing qualifying costs, which are substantially incurred during the application development stage. Costs incurred in the preliminary and post-implementation stages of our products are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred. During the years ended March 31, 2026, 2025 and 2024, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred in the plan was $86,675, $72,829 and $62,739, respectively.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the consolidated financial statements and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

Deferred tax liabilities arising from acquisition-date fair value adjustments recognized in a business combination are recognized as part of the purchase price allocation in accordance with ASC 805 and ASC 740.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Value added tax (“VAT”)

The Company’s Chinese Mainland entity is subject to VAT at rates ranged from 0% to 13%, on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased and utilized in the production of goods that have generated the gross sales proceeds and service delivered. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

Loss/income per share

The Company computes loss/income per share following ASC 260, Earnings Per Share. Basic loss/income per share is measured as the loss/income available to common shareholders divided by the weighted average common shares outstanding for the period, including Class A Ordinary Shares and Class B Ordinary Shares. Diluted loss/income per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that decrease loss per share or increase income per share) are excluded from diluted loss/income per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended March 31, 2026, 2025 and 2024.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Company’s chief executive officer. The CODM has determined that the Company operates as a single operating segment and uses consolidated net loss/income as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

Government assistance programs

Government incentives are recorded and presented in the consolidated financial statements on a gross basis as other income. The benefit is generally recorded when all conditions attached to the incentive have been met or are expected to be met and there is reasonable assurance of their receipt.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

2022 Reimbursement of Maternity Leave Pay Scheme

The Hong Kong government launched the Reimbursement of Maternity Leave Pay Scheme to reimburse employers for statutory maternity leave pay (“MLP”) paid to female employees who gave birth on or after December 11, 2020. Under the scheme, employers may apply for reimbursement of the MLP for the 11th to 14th weeks of maternity leave (the four additional weeks), subject to a cap of HK$80,000 per eligible employee. The scheme opened for applications on April 1, 2021. To qualify, the Company must have employed the relevant employee and paid the full statutory maternity leave pay for all 14 weeks, the employee’s confinement must have occurred on or after December 11, 2020, and the additional four weeks of MLP must not have been covered by other government funding. All conditions relating to this grant have been fulfilled by the Company. The grant of nil, $2,605 and nil was recognized as other income in the consolidated financial statements for the years ended March 31, 2026, 2025 and 2024, respectively.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, other current assets, accrued expenses and other current liabilities and amounts due from/to related parties, have carrying amounts that approximate their fair values due to their short maturities. ASC  820, Fair Value Measurement, requires disclosing the fair value of financial instruments held by the Company. ASC  825, Financial Instruments, defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, other current assets, accrued expenses and other current liabilities and amounts due from to related parties, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization. The three levels of valuation hierarchy are defined as follows:

Level 1:	inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

Level 2:	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

Level 3:	inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging.

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in the ASU require public entities to disclose specified information about certain costs and expenses. Additionally, in January 2025, FASB issued ASU No. 2025-01, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date to clarify the effective date of ASU 2024-03. This ASU is effective for annual periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on the audited consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the audited consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and statements of cash flows.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 3 — ACCOUNTS RECEIVABLE, NET AND ACCOUNTS RECEIVABLE, NET – RELATED PARTY

Accounts receivable, net and accounts receivables, net – related party consists of the following:

	March 31,
	2026	2025
Accounts receivable, gross	$73,872	$1,288,000
Accounts receivable – related party, gross	769,231	-
Less: allowance for expected credit loss	(8,275)	(100,535)
Total	$834,828	$1,187,465

The aging analysis of gross accounts receivable, including related party balance, based on the due date is as follow:

	March 31,
	2026	2025
Not yet past due	$-	$6,410
Within 30 days past due	416,180	1,028,984
31 to 60 days past due	407,693	-
Over 90 days	19,230	252,606
Total	$843,103	$1,288,000

The movement of allowances for expected credit loss is as follow:

	March 31,
	2026	2025
Balance at beginning of the year	$(100,535)	$(4,306)
Provision	(122,278)	(96,229)
Write-offs	214,538	-
Ending balance	$(8,275)	$(100,535)

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	March 31,
	2026	2025
Prepaid expenses, gross	$178,636	$22,682
Prepayment for internal use software costs	802,817	-
Deposits, gross	30,490	28,743
Receivable from disposal of equity security (see Note 15)	85,347	-
Other receivables	764	-
Less: allowance for expected credit loss	(668)	(166)
Total	1,097,386	51,259
Portion classified as non-current asset	(802,817)	-
Current portion	$294,569	$51,259

Prepayment for internal-use software costs of $802,817 was the cost incurred in application development stage. The cost will be capitalized as internal-use software when the preliminary project stage is completed, the management of the Company implicitly and explicitly authorizes and commits to funding the project and it is probable that the project will be completed, and the software will be used to perform the intended function.

The movement of allowances for expected credit loss is as follow:

	March 31,
	2026	2025
Balance at beginning of the year	$(166)	$(165)
Provision	(502)	(1)
Ending balance	$(668)	$(166)

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 5 — LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

Leasehold improvement and equipment, net consist of the following:

	March 31,
	2026	2025
At cost:
Leasehold improvement	$83,167	$83,167
Office equipment and others	206,917	206,917
	290,084	290,084
Less: accumulated depreciation	(190,178)	(154,522)
Total	$99,906	$135,562

Depreciation expense for the years ended March 31, 2026, 2025 and 2024 was $35,656, $18,745 and $20,267, respectively.

NOTE 6 — ACQUISITION

On October 1, 2025, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Proplus pursuant to the terms of the SPA dated October 1, 2025.

The acquisition was undertaken to expand the Company’s operations, enhance its service offerings, increase its customer base and generate expected operational synergies. The Company believes the acquisition strengthens its competitive position and provides opportunities for future growth.

The acquisition has been accounted for as a business combination under ASC 805, using the acquisition method of accounting.

Under the acquisition method, the Company recognized the assets acquired and liabilities assumed based on their respective estimated fair values as of September 30, 2025.

The fair values assigned to the identifiable assets acquired and liabilities assumed were determined with the assistance of an independent valuation specialist.

The following table summarizes the consideration transferred for the acquisition and the amounts of identified assets acquired and liabilities assumed at the acquisition date:

Fair value of consideration transferred:
Cash	$10,000,000
Total purchase consideration	$10,000,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$145,532
Prepayment	1,142
Prepayments for software development costs	802,817
Intangible asset	2,338,028
Other payables and accrued liabilities	(119,882)
Amounts due to related parties	(6,654)
Contract liabilities	(1,741,094)
Deferred tax liability	(584,507)
Total identifiable net assets	$835,382
Goodwill	$9,164,618

Goodwill is attributable to the assembled workforce and anticipated synergies arising from the acquisition. The goodwill recognized is not deductible for income tax purposes.

Since the acquisition date, Proplus contributed revenues of $478,541 and net loss of $1,911,850 to the Company’s consolidated results of operations for the year ended March 31, 2026.

Pro forma financial information

The following unaudited supplemental pro forma information presents the consolidated results of operations as if the acquisition had occurred on April 1, 2024. The unaudited supplemental pro forma information is presented for illustrative purposes only and does not necessarily indicate the results of operations that would have been achieved had the acquisition been completed on April 1, 2024, nor is it indicative of future operating results.

	March 31,
	2026	2025
Revenue	$2,744,284	$4,338,827
Net (loss) income	$(4,450,926)	$1,616,505

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 7 — GOODWILL

The following table summarizes the changes in the carrying amount of goodwill:

	March 31,
	2026	2025
Balance at beginning of the year	$—	$—
Goodwill recognized related to acquisition	9,164,618	—
Impairment loss recognized	(1,942,266)	—
Ending balance	$7,222,352	$—

The Company performs its annual goodwill impairment assessment as of March 31, or more frequently whenever events or changes in circumstances indicate that the carrying amount of a reporting unit may exceed its estimated fair value.

The fair value of the reporting unit was estimated using the income approach, specifically a discounted cash flow method, which estimates the present value of the future cash flows expected to be generated by the reporting unit.

The valuation incorporated significant estimates and assumptions, including:

expected future cash flows;
terminal growth rate;
discount rate; and
assumptions that a market participant would use in pricing the reporting unit.

Management believes the assumptions utilized in the valuation are reasonable and consistent with the assumptions that market participants would use under the circumstances.

The annual goodwill impairment assessment, which reflected management’s estimates and assumptions regarding the reporting unit’s future cash flows and other key valuation inputs as of the annual testing date, took into consideration the challenging economic and market conditions in the Chinese Mainland. Based on the assessment, the estimated fair value of the reporting unit, determined using the income approach (discounted cash flow method), was lower than its carrying amount. Accordingly, the Company recognized a goodwill impairment loss of $1,942,266 during the year ended March 31, 2026.

NOTE 8 — INTANGIBLE ASSET

Intangible asset consisted of the following:

	March 31,
	2026	2025
At cost:
Backlog	$2,338,028	$—
	2,338,028	—
Less: accumulated amortization	(438,380)	—
Total	$1,899,648	$—

The acquired backlog is considered a finite-lived intangible asset and is amortized on a straight-line basis over its estimated useful life of 32 months.

Amortization expense for the year ended March 31, 2026, 2025 and 2024 was $438,380, nil and nil, respectively.

The following table summarizes the estimated future amortization expense of the finite-lived intangible asset as of March 31, 2026:

For the year ending March 31,
2027	$876,761
2028	876,761
2029	146,126
Total remaining amortization expense	$1,899,648

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 9 — CONCENTRATIONS OF RISK

Customer concentrations

For the years ended March 31, 2026, 2025 and 2024, revenue from top five customers of the Company accounted for an aggregate of 72.2%, 57.2% and 78.1% of the Company’s total revenue, respectively. Customer D is a related party of the Company. And there were two, one and three customers that each accounted for 10% or more of total revenues for the years ended March 31, 2026, 2025 and 2024, respectively. Customers accounting for 10% or more of the Company’s revenue were as follows:

	March 31,
	2026		2025		2024
Customer A	N/A	*	N/A	*	28.2%
Customer B	N/A	*	N/A	*	25.2%
Customer C	N/A	*	N/A	*	18.9%
Customer D	29.9%		30.8%		N/A *
Customer E	14.4%		N/A	*	N/A *

*	Revenue from these customers is individually less than 10% of the total revenue of the Company for the respective year.

As of March 31, 2026, 2025 and 2024, there were one, two and four customers each with accounts receivable accounting for 10% or more of the Company’s total accounts receivable, respectively. The details are as follows:

	March 31,
	2026		2025		2024
Customer A	N/A	*	N/A	*	47.7%
Customer F	N/A	*	N/A	*	16.1%
Customer G	N/A	*	N/A	*	16.1%
Customer H	N/A	*	N/A	*	16.1%
Customer D	91.2%		59.7%		N/A *
Customer I	N/A	*	19.9%		N/A *

*	Accounts receivable from these customers is individually less than 10% of the total accounts receivable of the Company for the respective year.

NOTE 10 — DEFERRED IPO COSTS

Deferred IPO costs consisted of the following:

	March 31,
	2026	2025
Legal fees	$—	$294,881
Accounting related fees	—	278,830
Underwriting fees	—	120,220
Other miscellaneous fees	—	189,362
Total	$—	$883,293

As a result of the IPO completion during the year ended March 31, 2026, all deferred IPO costs, together with the underwriting discounts and commissions, were offset against the gross proceeds from the IPO and recorded as a reduction to additional paid-in capital.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 11 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	March 31,
	2026	2025
Accrued staff costs	$7,070	$6,239
Accrued administrative expenses	35,571	54,888
VAT payable	105,962	—
Other payables	58,261	217,680
Total	$206,864	$278,807

NOTE 12 — CONTRACT ASSETS, NET AND CONTRACT LIABILITIES

Contract assets, net consisted of the following:

	March 31,
	2026	2025
Contract assets, gross	$—	$197,435
Less: allowance for expected credit loss	—	(270)
Total	$—	$197,165

The movement of contract assets, gross is as follows:

	March 31,
	2026	2025
Balance at beginning of the year	$197,435	$—
Amounts reclassified to accounts receivable upon billing	(197,435)	—
Additions	—	197,435
Total	$—	$197,435

The movement of allowances for expected credit loss is as follow:

	March 31,
	2026	2025
Balance at beginning of the year	$(270)	$—
Reversal (Provision)	270	(270)
Ending balance	$—	$(270)

Contract liabilities are recognized when the Company receives initial deposits from customers. Contract liabilities will be recognized as revenue when promised services are provided. The Company’s contract liabilities are generally recognized as revenue within one year.

The movement of contract liabilities is as follows:

	March 31,
	2026	2025
Balance at beginning of the year	$200,911	$196,515
Additions	482,372	200,911
Acquisition of a subsidiary	1,741,094	—
Recognized to revenue during the year	(662,758)	(196,515)
Ending balance	$1,761,619	$200,911

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 13 — LEASES

The Company has an operating lease for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Prime Rate ranged from 5.250% to 5.500% during the year ended March 31, 2026, was not applicable for the year ended March 31, 2025, and ranged from 5.875% to 6.125% during the year ended March 31, 2024, was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

As of March 31, 2026 and 2025, the right-of-use asset was $419,980 and $160,708, respectively.

As of March 31, 2026 and 2025, lease liabilities consists of the following:

	March 31,
	2026	2025
Lease liabilities – current portion	$158,018	$160,708
Lease liabilities – non-current portion	261,962	—
Total	$419,980	$160,708

During the years ended March 31, 2026, 2025 and 2024, the Company incurred total operating lease expenses of $191,537, $165,868 and $165,868, respectively.

Other lease information is as follows:

	March 31,
	2026	2025
Weighted-average remaining lease term – operating leases	2.7 years	1.0 year
Weighted-average discount rate – operating leases	5.27%	5.88%

The following is a schedule of future minimum payments under operating leases as of March 31, 2026:

Within 12 months	$176,348
More than 12 months and within 24 months	148,143
More than 24 months and within 36 months	127,381
Total lease payments	451,872
Less: imputed interest	(31,892)
Total operating lease liabilities, net of interest	$419,980

NOTE 14 — EQUITY

Share Subdivision

On June 4, 2024, the then sole shareholder of the Company, Grande Holding Limited, approved a share subdivision of its issued and unissued shares at a ratio of 100,000 for one (1), pursuant to which each of the Company’s existing issued and unissued ordinary share, par value $1.00 per share, has been subdivided into 100,000 ordinary shares, par value $0.00001 per share, and all the subdivided shares be ranked pari passu in all respects with each other (the “Share Subdivision”).

Share Redesignation - dual class structure

On November 11, 2024, the Company passed board and shareholder resolutions and approved that (i) re-designate (a) 4,940,000,000 authorized but unissued ordinary shares of par value of $0.00001 each into 4,940,000,000 Class A Ordinary Shares of par value of $0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of $0.00001 each into 50,000,000 Class B Ordinary Shares of par value of $0.00001 each, and re-designate 8,560,000, 490,000, 480,000 and 470,000 ordinary shares of par value of $0.00001 owned by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited each into 8,560,000, 490,000, 480,000 and 470,000 Class A Ordinary Shares of par value of $0.00001 each, respectively; and (ii) the Company issued 6,634,000, 379,750, 372,000 and 364,250 Class A Ordinary Shares of par value of $0.00001 each to Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, and 5,000,000 Class B Ordinary Shares of par value of $0.00001 to Grande Holding Limited. Class A Ordinary Shares confer the right to one vote at a meeting of the members of the Company or on any resolution of members, while Class B Ordinary Shares confer the right to twenty votes at a meeting of the members of the Company or on any resolution of members. Both Class A and Class B Ordinary Shares confer the right to an equal share in any distribution by way of dividend paid by the Company. Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other. The Company also adopted an amended and restated memorandum and articles of association. The above events are collectively referred as the “Share Redesignation”.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 14 — EQUITY (cont.)

The Company believe it is appropriate to reflect the above transactions of Share Subdivision and Share Redesignation on a retroactive basis and the Company has retroactively adjusted the shares and per share data for all periods presented.

Issuance of ordinary shares

On November 18, 2024, the Company further issued 6,634,000, 379,750, 372,000 and 364,250 Class A Ordinary Shares to Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, and 5,000,000 Class B Ordinary Shares to Grande Holding Limited.

There were 17,750,000 and 10,000,000 Class A Ordinary Shares issued and outstanding as of March 31, 2025 and 2024, respectively, and there were 5,000,000 and nil Class B Ordinary Shares issued and outstanding as of March 31, 2025 and 2024, respectively.

As discussed in Note 2 to these consolidated financial statements, during the year ended March 31, 2026, the Company completed its IPO and the subsequent exercise of the Over-allotment Option, resulting in the issuance of a total of 2,156,250 Class A Ordinary Shares. As a result, there were 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares issued and outstanding as of March 31, 2026.

Dividends

On June 25, 2024, the Company declared and made dividends of $0.077 per ordinary shares in the amount of $769,231 to its ordinary shareholders. For the year ended March 31, 2026, no dividend was declared.

IPO and Over-allotment option

As discussed in Note 2 to these consolidated financial statements, the Company completed its IPO during the year ended March 31, 2026. In connection with the IPO, the Company issued 1,875,000 Class A ordinary shares at a public offering price of $5.00 per share.

Subsequently, the underwriter exercised its Over-allotment option in full, resulting in the issuance of an additional 281,250 Class A ordinary shares at the same offering price.

The IPO and the Over-allotment option generated total gross proceeds of $10,781,250, before deducting underwriting discounts, commissions and offering expenses. Total net proceeds of $8,621,139 were received and recorded as an increase to Class A Ordinary Shares and additional paid-in capital during the year.

NOTE 15 — INVESTMENT IN EQUITY SECURITIES

During August 2025, the Company entered into an external investment arrangement through which it obtained beneficial ownership of 66,667 shares of ALT5 Sigma Corporation (“ALT5 Sigma”), which was subsequently renamed AI Financial Corporation, a company listed on the NASDAQ Stock Market.

The Company invested through an external investment arrangement that provides the Company with beneficial ownership of equity interests in a publicly traded company. Accordingly, the investment is accounted for as equity securities in accordance with ASC 321, Investments—Equity Securities, and is measured at fair value based on the quoted market price of the underlying shares, consistent with the fair value measurement framework under ASC 820.

As ALT5 Sigma’s shares are actively traded in an open market, the investment is classified within Level 1 of the fair value hierarchy.

During December 2025, the equity securities were disposed of for consideration of $85,347. The Company recognized a loss on disposal of equity securities of approximately $414,653 during the year, reflecting the decline in the quoted market price of ALT5 Sigma’s shares. Such loss is presented within “Loss on disposal of equity securities” in the consolidated statements of operations. As of March 31, 2026, the outstanding consideration of $85,347 from the disposal was included within “Prepaid expenses and other current assets” in the consolidated balance sheets.

Subsequent to March 31, 2026 and prior to the issuance date of these consolidated financial statements, the Company received the outstanding balance of $85,347 in full.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 16 — EMPLOYEE BENEFIT PLANS

Hong Kong

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

Chinese Mainland

As stipulated by the regulations of the Chinese Mainland, full-time employees of the Company in the Chinese Mainland participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries.

NOTE 17 — PROVISION FOR INCOME TAXES

BVI

Grande Group are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the two-tiered profits tax rates regime, the first HK$2 million of the estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The assessable profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Chinese Mainland

Under the PRC Enterprise Income Tax Law, the statutory enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations as determined in accordance with ASC 740 are as follows:

	March 31,
	2026	2025	2024
Current taxes	$20,629	$294,179	$291,282
Deferred taxes	(109,595)	—	42,789
Income tax (benefit) expenses	$(88,966)	$294,179	$334,071

The effective tax rates on (loss) income before income tax for the years ended March 31, 2026, 2025 and 2024 was 2.45%, 15.37% and 15.67%, respectively.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 17 — PROVISION FOR INCOME TAXES (cont.)

As previously disclosed for the years ended March 31, 2025 and 2024, prior to the adoption of ASU 2023-09, a reconciliations of the differences between the Hong Kong statutory income tax rate and the Company’s effective income tax rate are as follows:

	March 31,
	2025	2024
Hong Kong statutory income tax rate	16.50%	16.50%
– Non-taxable income	(0.10)%	(0.10)%
– Non-deductible expenses	0.99%	0.16%
– Temporary difference not recognized	(0.90)%	0.12%
– Tax reduction	(0.01)%	(0.02)%
– Income tax at concessionary rate	(1.11)%	(0.99)%
Effective tax rate	15.37%	15.67%

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in BVI was 0% for the Company for the years presented. For purposes of the rate reconciliation, the Company used the Hong Kong statutory income tax rate of 16.5%, which is the tax jurisdiction from which the majority of the Company’s earnings are derived. The following table presents the Company’s income tax rate reconciliation as required by ASU No. 2023-09 for the year ended March 31, 2026. See Note 2 for additional details regarding the adoption of ASU No. 2023-09.

	March 31,
	2026
	Amount	Percentage
Statutory income tax rate	$(598,318)	16.50%
Foreign tax effect:
Chinese Mainland statutory rate differential	(2,637)	0.07%
Chinese Mainland preferential tax rate	(82,517)	2.28%
Nontaxable or nondeductible items:
Nontaxable income	(16,879)	0.47%
Nondeductible expenses	523,407	(14.44)%
Change in valuation allowance	87,978	(2.43)%
Effective tax rate	$(88,966)	2.45%

The amount of cash paid for income taxes for the year ended March 31, 2026 is as follows:

March 31,
2026
Hong Kong	$84,258
Chinese Mainland	8,026
Total	$92,284

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 17 — PROVISION FOR INCOME TAXES (cont.)

The Company measures deferred tax asset and liability based on the difference between the consolidated financial statements and tax bases of asset and liability at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	March 31,
	2026	2025
Deferred tax asset:
Tax loss carryforwards	$87,978	$-
Gross deferred tax asset	87,978	-
Valuation allowance	(87,978)	-
Total deferred tax asset	-	-
Deferred tax liability:
Intangible asset	(474,912)	-
Gross deferred tax liability	(474,912)	-
Deferred tax liability, net	$(474,912)	$-

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

As of March 31, 2026, the Company had net operating loss carryforwards of approximately $533,201, all of which arose in Hong Kong. Hong Kong tax losses may be carried forward indefinitely. A full valuation allowance has been provided against the related deferred tax asset as the Company has determined that it is more likely than not that these deferred tax asset will not be realized.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. As of March 31, 2026, 2025 and 2024, the Company has no uncertain tax positions.

The Company files income tax returns in Hong Kong and the Chinese Mainland. The Company’s tax returns from inception through March 31, 2026 remain open and subject to examination. The Company is not currently under examination by any taxing authorities.

The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company has not recognized interest or penalties in its consolidated statements of operations since inception.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 18 — DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the years ended March 31, 2026, 2025 and 2024 are as follows:

	March 31,
Total revenues as of:	2026	2025	2024
IPO sponsorship services	$105,497	$257,775	$2,872,152
Underwriting and placing services	—	—	469,667
Referral services	—	1,594,619	—
Referral services – related party	769,231	—	—
General advisory services	817,662	1,648,747	594,872
Independent financial advisory services	173,590	98,910	145,949
Compliance advisory services	232,353	738,776	446,556
Course materials supplying	478,541	—	—
Total	$2,576,874	$4,338,827	$4,529,196

NOTE 19 — REGULATORY REQUIREMENTS

The following table illustrates the minimum liquid capital as established by the Securities and Futures Commission of Hong Kong that the Company’s subsidiary is required to maintain as of March 31, 2026 and 2025 and the actual amounts of capital that were maintained:

Capital requirements as of March 31, 2026	Minimum liquid capital requirements	Capital levels maintained
Grande Capital	$384,615	$833,950

Capital requirements as of March 31, 2025	Minimum liquid capital requirements	Capital levels maintained
Grande Capital	$384,615	$2,465,656

The Company’s operation subsidiary maintains a capital level greater than the minimum liquid capital requirements and it is in compliance with the minimum liquid capital established by the Securities and Futures Commission of Hong Kong.

NOTE 20 — RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended March 31, 2026 is $834,828.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 20 — RISKS (cont.)

Bank balances

The Company is exposed to concentration of credit risk on liquid funds. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Government of Hong Kong for a maximum amount of $102,564 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Other current assets

The Company assessed the impairment for other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have had no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other current assets as of March 31, 2026 and 2025 is $668 and $166, respectively.

B.	Interest rate risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The Company’s exposure to the risk of changes in cash flow interest rate relates primarily to the Company’s bank balances with floating interest rates.

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rate on bank balances had been 1% higher or lower with all other variables held constant, the Company’s post tax profit for the years ended March 31, 2026, 2025 and 2024 would have increased or decreased by approximately $14,515, $20,661 and $27,687, respectively.

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of changes in foreign currency exchange rates.

The Company’s monetary assets and liabilities are primarily denominated in HK$ and RMB, which are the functional currencies of its Hong Kong and Chinese Mainland operating subsidiaries, respectively. Under the Linked Exchange Rate System in Hong Kong, HK$ is pegged to $; accordingly, in the opinion of management of the Company, the foreign currency risk associated with $ is considered insignificant.

The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the Chinese Mainland or remittances of RMB out of the Chinese Mainland, as well as exchanges between RMB and foreign currencies, are subject to the rules and regulations of foreign exchange control promulgated by the PRC government. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of RMB into other currencies.

The Company currently does not use foreign currency hedging instruments to manage its foreign currency exposures. However, the directors closely monitor the related foreign currency exposure and will consider entering into foreign currency hedging arrangements should the need arise.

D.	Economic and political risks

The Company’s operations are mainly conducted in Hong Kong and the Chinese Mainland. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong and the Chinese Mainland are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong and the Chinese Mainland, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 20 — RISKS (cont.)

E.	Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 21 — RELATED PARTY TRANSACTIONS

A.	Names and relationship of related parties:

The following table sets forth the Company’s related parties and their relationships with the Company:

Name	Relationship with the Company
Yujie, Chen	Chief executive officer, director and beneficial shareholder of the Company
Grande Holding Limited	Controlling shareholder
Weijiang, Zhu	Director of certain subsidiaries of the Company
Tin Duk Victor, Chang	Shareholder of Wicens International Securities Limited, holding 49% equity interest
Ji Feng Hong Kong Limited	Company for which Yujie, Chen served as a director
Yellow River Securities Limited	Company for which Yujie, Chen has served as a director since November 5, 2025

B.	Summary of balances with related parties:

	March 31,
Amounts due to related parties	2026	2025
Grande Holding Limited	$(2,612,698)	$(1,821,726)
Weijiang, Zhu	(5,950)	—
Total	(2,618,648)	(1,821,726)

	March 31,
Amounts due from related parties	2026	2025
Tin Duk Victor, Chang	$—	$6
Ji Feng Hong Kong Limited	2,248	—
Less: allowance for expected credit loss	(18)	—
Total	$2,230	$6

The movement of allowances for expected credit loss is as follow:

	March 31,
	2026	2025
Balance at beginning of the year	$-	$-
Provision	(18)	-
Ending balance	$(18)	$-

As of March 31, 2026 and 2025, the balances with related parties are unsecured, interest-free, and have no fixed terms of repayment. During the years ended March 31, 2026, 2025, and 2024, the Company repaid nil, $30,389, and 5,730, respectively, to these related parties. Advances of $788,026, nil and nil were received from these related parties during the year ended March 31, 2026, 2025 and 2024, respectively.

C.	Summary of related party transactions:

A summary of trade transactions with related parties for the years ended March 31, 2026, 2025 and 2024 are listed below:

	March 31,
Consultation fee paid to senior management	2026	2025	2024
Tak Kai Raymond, Tam	$—	$—	$5,769
Total	$—	$—	$5,769

GRANDE GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024 (Stated in U.S. Dollars)

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

	March 31,
Referral services income received from a related party	2026	2025	2024
Yellow River Securities Limited	$769,231	$—	$—
Total	$769,231	$—	$—

NOTE 22 — SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For purposes of internal reporting and management’s operating review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which represents the Company’s consolidated operations. Accordingly, the Company has one reportable segment. The CODM assesses performance and decides how to allocate resources based on consolidated net income as reported on the consolidated statements of operations. The CODM regularly reviews all expense categories presented in the consolidated statements of operations. Accordingly, the Company has determined that the significant expense categories are those presented in the consolidated statements of operations. There are no other significant segment items regularly provided to the CODM that are not already included in the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

Geographic information

The Company generates revenues principally from services provided in Hong Kong and the Chinese Mainland. Revenue by geographic area, based on the location where the services are provided, consisted of the following:

	March 31,
	2026	2025	2024
Hong Kong	$2,098,333	$4,338,827	$4,529,196
Chinese Mainland	478,541	—	—
Total	$2,576,874	$4,338,827	$4,529,196

Long-lived assets by geographic area, based on the location of the assets, consisted of the following:

	March 31,
	2026	2025
Hong Kong	$519,886	$296,270
Chinese Mainland	1,899,648	-
Total	$2,419,534	$296,270

Long-lived assets consist primarily of leasehold improvements and equipment, operating lease right-of-use assets and intangible asset.

NOTE 23 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to March 31, 2026 to the date of July 30, 2026, these consolidated financial statements were issued, except for the following non-recognized events, the Company has determined that it does not have any material events to disclose.

On July 16, 2026, the Company entered into an Ordinary Share Purchase Agreement with White Lion Capital, LLC, pursuant to which the Company may, from time to time and over a period of 36 months, issue and sell up to an aggregate gross purchase price of $40,000,000 of its Class A ordinary shares, subject to the terms and conditions of the Ordinary Share Purchase Agreement.

On the same date, the Company also entered into a Registration Rights Agreement with the investor, pursuant to which the Company agreed to file a registration statement covering the resale of the shares issuable under the Ordinary Share Purchase Agreement, subject to the terms of the agreement.

The Company is evaluating the timing and extent of any future issuances under the Ordinary Share Purchase Agreement. No shares had been issued under the Ordinary Share Purchase Agreement as of the date these consolidated financial statements were issued.

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Grande Group.

Condensed balance sheets
As of March 31, 2026 and 2025
(Stated in U.S. Dollars)

	2026	2025
ASSETS
Cash	$19,795	$6,423
Prepayments and other current assets	157,216	—
Due from a subsidiary	—	255,846
Total current asset	177,011	262,269

Investments in subsidiaries	11,865,444	1,538,469
TOTAL ASSETS	$12,042,455	$1,800,738

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	$64,294	—
Due to related parties	2,599,984	$1,800,625
Due to subsidiaries	896,983	—
TOTAL LIABILITIES	3,561,261	1,800,625

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, par value $0.00001 per share, 4,950,000,000 shares authorized; 19,906,250 and 17,750,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	199	178
Class B Ordinary Shares, par value $0.00001 per share, 50,000,000 shares authorized; 5,000,000 and 5,000,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	50	50
Subscription receivables	(128)	(128)
Additional paid-in capital	9,504,411	—
(Accumulated deficit) Retained earnings	(1,023,338)	13
Total shareholders’ equity	8,481,194	113

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,042,455	$1,800,738

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation

Condensed statements of operations
For the years ended March 31, 2026, 2025 and 2024
(Stated in U.S. Dollars)

	2026	2025	2024
Expenses
General and administrative expenses	$(694,904)	$—	$—
Total operating expenses	(694,904)	—	—

Other (expense) income
Interest income	86,206	13	—
Loss on disposal of equity securities	(414,653)	—	—
Total other (expense) income	(328,447)	13	—

(Loss) Income before taxes	(1,023,351)	13	—
Provision for income taxes	—	—	—
Net (loss) income	$(1,023,351)	$13	$—

Condensed statements of cash flows
For the years ended March 31, 2026, 2025 and 2024
(Stated in U.S. Dollars)

	2026	2025	2024
Cash flows from operating activities:
Net (loss) income	$(1,023,351)	$13	$—
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Allowance for expected credit loss	427	—	—
Loss on disposal of equity securities	414,653	—	—
Changes in operating assets and liabilities:
Prepayments and other current assets	(72,296)	—	—
Accrued expenses and other current liabilities	24,294	—	—
Net cash (used in) provided by operating activities	(656,273)	13	—

Cash flow from investing activities:
Incorporation of subsidiaries	(52)	—	—
Subscription of new shares of a subsidiary	(326,923)	—	—
Investment in equity securities	(500,000)	—	—
Acquisition of a subsidiary	(10,000,000)	—	—
Net cash used investing activities	(10,826,975)	—	—

Cash flow from financing activities:
Advance from related parties and subsidiaries	1,952,188	6,410	—
Net proceeds from initial public offering	9,778,479	—	—
Payments of offering costs related to initial public offering	(234,047)	—	—
Net cash provided by financing activities	11,496,620	6,410	—

Net increase in cash	13,372	6,423	—
Cash at beginning of the year	6,423	—	—
Cash at end of the year	$19,795	$6,423	$—

Supplementary cash flows information:
Non-cash investing and financing activities:
Dividends directly paid by a subsidiary to shareholders	$—	$769,231	$—
Investment in a subsidiary recorded in amounts due to related parties	$—	$7	$—
Recognition of deferred initial public offering costs recorded in accrued expenses and other liabilities	$40,000	$—	$—

(i)	Basis of presentation

The Company was incorporated in the BVI on August 6, 2020 as an investment holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

(ii)	Restricted net assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Grande Group exceed 25% of the consolidated net assets of Grande Group. A significant portion of the Company’s operations and revenue are conducted and generated by its operating subsidiaries, including Grande Capital, which is licensed by the Securities and Futures Commission of Hong Kong, and Shenzhen Zhenjing Investment Consulting Co., Ltd., a wholly-owned subsidiary incorporated in the Chinese Mainland. The ability of these operating subsidiaries to pay dividends to the Company may be restricted due to applicable regulatory requirements. Grande Capital is subject to the minimum paid-up capital and liquid capital requirements imposed under the Hong Kong Securities and Futures Ordinance to maintain its business license. In addition, distributions by the Chinese Mainland subsidiary are subject to the applicable laws and regulations of the Chinese Mainland, including requirements relating to statutory reserves and the availability of retained earnings for distribution.

As of March 31, 2026 and 2025, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Grande Group Limited

Up to 50,000,000 Class A Ordinary Shares

PROSPECTUS

            , 2026

DOCUMENTS INCORPORATED BY REFERENCE

The SEC permits us to incorporate by reference certain information that we have previously filed with the SEC, which means that we may disclose important information to you by referring you to those publicly available documents. The information specifically incorporated by reference in this prospectus is considered to be part of this prospectus. Any statement contained in a document incorporated by reference in this prospectus will be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any prospectus supplement or post-effective amendment, modifies or supersedes that statement. This prospectus incorporates by reference only the documents specifically listed below, except for information “furnished” to the SEC that is not deemed “filed” and is not incorporated by reference into this prospectus unless otherwise expressly indicated:

●	our Annual Report on Form 20-F for the fiscal year ended March 31, 2026 filed with the SEC on July 31, 2026;

●	our Reports of Foreign Private Issuer on Form 6-K furnished to the SEC on July 20, 2026; and

●	the description of the Company’s Ordinary Shares contained in Exhibit 2.1 to the Form 20-F, filed with the SEC on July 31, 2026.

No document filed with or furnished to the SEC after the date of this prospectus will be automatically incorporated by reference into this prospectus. Any such document may become part of this prospectus only if it is included in, or specifically identified as incorporated by reference through, a prospectus supplement or post-effective amendment, in each case to the extent permitted by applicable SEC rules and Form F-1.

You should rely only on the information contained in this prospectus, any applicable prospectus supplement or post-effective amendment, and the documents specifically incorporated by reference herein. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information incorporated by reference in this prospectus, is accurate only as of the date of the document containing that information. Our business, financial condition and results of operations and prospects may have changed since those dates. Statements in this prospectus, or in any prospectus supplement or post-effective amendment, may modify or supersede statements contained in the documents specifically incorporated by reference herein.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to those documents that are not specifically incorporated by reference into those documents. Please direct your written or telephone requests to Yujie, CHEN at vivi.chan@grande-capital.com; telephone: +852 3890 3601. You may also obtain information about us by visiting our website at https://grande-capital.com/. The information contained on or accessible through our website is not incorporated by reference and is not part of this prospectus.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Section 132 of the BVI Companies Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

Under our Amended and Restated Memorandum and Articles of Association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

We intend to maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

On August 6, 2020, Grande Group Limited (formerly known as “Hero Intelligence Group Limited”), was incorporated. On August 20, 2020, Grande Group Limited issued 45 Ordinary Shares and 55 Ordinary Shares, respectively, to two shareholders. On January 17, 2023, as part of the reorganization, the said two shareholders transferred their respective 45 Ordinary Shares and 55 Ordinary Shares to Grande Holding Limited (formerly known as Homei Holdings Inc.), for the consideration of HK$6,480,000 and HK$7,920,000, respectively. Subsequent to the transfers, Grande Group Limited became wholly owned by Grande Holding Limited.

On June 4, 2024, the then sole shareholder of the Company, Grande Holding Limited, approved a share subdivision of its issued and unissued shares at a ratio of 100,000 for one (1), pursuant to which each of the Company’s existing issued and unissued ordinary share with a par value of US$1.00 each has been subdivided into 100,000 shares with a par value of US$0.00001 each, and all the subdivided shares be ranked pari passu in all respects with each other (the “Share Subdivision”). Prior to the Share Subdivision, the Company was authorized to issue a maximum of 50,000 ordinary shares with a par value of US$1.00; and subsequent to the Share Subdivision, the Company was authorized to issue a maximum of US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 each, and after such Share Subdivision, the number of issued and outstanding shares in the Company was 10,000,000 ordinary shares of a par value of US$0.00001 each, of which all were held by Grande Holding Limited.

On July 4, 2024, Grande Holding Limited entered into Sale and Purchase Agreements with each of Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively. Pursuant to the Sale and Purchase Agreements, Grande Holding Limited sold, and Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited acquired, 4.9%, 4.8% and 4.7% equity interests in Grande Group Limited at the consideration of US$27,480, US$26,919 and US$26,358, respectively. On the same date, Grande Holding Limited executed the instrument of transfers whereby Grande Holding Limited transferred 490,000, 480,000 and 470,000 ordinary shares, out of its 10,000,000 ordinary shares, to Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively. Subsequent to the transfers, Grande Group Limited is owned as to 8,560,000, 490,000, 480,000 and 470,000 ordinary shares by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited.

On November 11, 2024, the Company passed board resolutions and shareholders resolutions approving that:

(i)	the maximum number of shares the Company authorized to issue are re-classified and divided from 5,000,000,000 shares of one class, US$0.00001 par value, into (a) 4,950,000,000 Class A Ordinary Shares, US$0.00001 par value each; and (b) 50,000,000 Class B Ordinary Shares, US$0.00001 par value each;

(ii)	amongst which, the 4,940,000,000 authorized but unissued shares are re-designated into 4,940,000,000 Class A Ordinary Shares; and 50,000,000 authorized but unissued shares are re-designated into 50,000,000 Class B Ordinary Shares; and

(iii)	the 10,000,000 authorized and issued shares, held as to 8,560,000, 490,000, 480,000 and 470,000 ordinary shares by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, are re-designated into 8,560,000, 490,000, 480,000 and 470,000 Class A Ordinary Shares held by each, respectively.

On November 11, 2024, the Company also adopted its Amended and Restated Memorandum and Articles of Association which became effective on November 18, 2024.

On November 18, 2024, upon the Share Redesignation taking effect, the Company further issued 6,634,000, 379,750, 372,000 and 364,250 Class A Ordinary Shares to Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, and 5,000,000 Class B Ordinary Shares to Grande Holding Limited, pursuant to the allotments approved by the resolutions passed on November 11, 2024.

Subsequently, 17,750,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares were issued and outstanding before Company’s initial public offering, of which (i) 15,194,000, 869,750, 852,000 and 834,250 Class A Ordinary Shares are held by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively; and (ii) 5,000,000 Class B Ordinary Shares are held by Grande Holding Limited.

The transactions were not registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation S thereof.

On July 16, 2026, the Company entered into an Ordinary Share Purchase Agreement (the “ELOC Purchase Agreement”) and a related Registration Rights Agreement with White Lion Capital, LLC (“White Lion”), pursuant to which the Company may, in its sole discretion, issue and sell to White Lion, from time to time, Class A Ordinary Shares having an aggregate gross purchase price of up to US$40,000,000, subject to the terms, conditions and limitations set forth therein, and agreed to issue to White Lion, as consideration for its commitment thereunder, Commitment Shares having an aggregate value of up to US$400,000, in each case as described elsewhere in the registration statement of which this prospectus forms a part. The offer and sale of such Class A Ordinary Shares to White Lion, including the Commitment Shares, were not and will not be registered under the Securities Act in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act and/or Regulation S thereunder, and the resale of such shares by White Lion is being registered pursuant to the registration statement of which this prospectus forms a part.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No.333-283705), as amended, initially filed with the SEC on December 10, 2024)
5.1#	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered
8.1#	Opinion of Ogier as to BVI tax matters (included in Exhibit 5.1)
10.1*	Ordinary Share Purchase Agreement, dated July 16, 2026, between the Company and White Lion Capital, LLC
10.2*	Registration Rights Agreement, dated July 16, 2026, between the Company and White Lion Capital, LLC
10.3	Employment Agreement between the Registrant and Ms. Yujie, CHEN, dated as of July 11, 2024 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
10.4	Employment Agreement between the Registrant and Mr. Ying Wo Sammy, HO, dated as of July 11, 2024 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
10.5	Employment Agreement between the Registrant and Mr. Ka Wing Eric, LAW, dated July 11, 2024 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
10.6	Employment Agreement between the Grande Capital Limited, Registrant’s Operating Subsidiary and Mr. Ying Wo Sammy, HO, dated December 1, 2023 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
10.7	Employment Agreement between the Grande Capital Limited, Registrant’s Operating Subsidiary and Mr. Ka Wing Eric, LAW, dated March 19, 2024 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
10.8	Tenancy Agreement of Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong, dated April 1, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
10.9	Form of Independent Director Offer Letter (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-283705), as amended, initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
10.10	Employment Agreement between the Registrant and Mr. Sing Hon, LAM, dated as of September 14, 2025 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on September 15, 2025)
10.11	Sale and Purchase Agreement Relating to the Entire Issued Share Capital of Proplus Company Limited (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on October 3, 2025)
10.12	Employment Agreement between the Registrant and Ms. Ka Yan, YING, dated as of January 1, 2026 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on January 2, 2026)
10.13	Employment Agreement between the Registrant and Ms. Sha, XIA, dated as of July 1, 2026 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on July 6, 2026)
10.14	Tenancy Agreement of Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong, dated February 16, 2026 (incorporated herein by reference to Exhibit 4.14 to the Company’s Form 20-F (File No. 001-42723) for the fiscal year ended March 31, 2026 filed with the SEC on July 31, 2026)
21.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Company’s Form 20-F (File No. 001-42723) for the fiscal year ended March 31, 2026 filed with the SEC on July 31, 2026)
23.1#	Consent of WWC, P.C.
23.2#	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of David Fong & Co., Hong Kong counsel to the Registrant (included in Exhibit 99.1)
23.4*	Consent of China Commercial Law Firm, PRC counsel to the Registrant
24.1*	Power of Attorney (included on the signature page of this Registration Statement)
99.1*	Opinion of David Fong & Co., Hong Kong counsel to the Registrant, regarding certain Hong Kong legal and tax matters
99.2*	Opinion of China Commercial Law Firm, PRC counsel to the Registrant, regarding certain PRC legal and tax matters
107#	Filing Fee Table

*	Filed herein

#	To be filed by amendment

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on [●], 2026.

Grande Group Limited

By:	/s/
Yujie, CHEN Chief Executive Officer, Chair of the Board, and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ms. Yujie, CHEN, acting singly as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/	Chief Executive Officer, Chair of the Board, and Director	[●], 2026
Yujie, CHEN	(Principal Executive Officer)

/s/	Chief Financial Officer	[●], 2026
Ka Yan, YING	(Principal Financial and Accounting Officer)

/s/	Director	[●], 2026
Sha, XIA

/s/	Independent Director	[●], 2026
Henry Cheuk Sang, WONG

/s/	Independent Director	[●], 2026
Jin, LI

/s/	Independent Director	[●], 2026
Sing Kwong Simon, LAM

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized agent in the United States of America, has signed this registration statement thereto in New York, NY on [●], 2026.

Cogency Global Inc.

By:	/s/
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.